# The Source of Our STRENGTH


GIN MARE
DISTILLED FROM OLIVES, THYME, ROSEMARY
JACK DANIEL'S
OLD No 7 BRAND
QUALITY
Tennessee
SOUR MASH
WHISKEY
DISTILLED AND BOTTLED BY
JACK DANIEL DISTILLERY
LYNCHBURG, TENNESSEE, USA
40% VOL 1 LITER
BARRELED AND AGED AT THE DISTILLERY
DISTILLER'S SELECT
WOODFORD RESERVE
KENTUCKY STRAIGHT BOURBON WHISKEY
DIPLOMÁTICO
JACK DANIEL'S
SMOOTH & BALANCED
Tennessee
HONEY
ORIGINAL RECIPE
THE FIRST BOTTLED BOURBON
ESTD OLD 1870
FORESTER
KENTUCKY
STRAIGHT BOURBON WHISKY
1924
10-YEAR-OLD
In 1924, Owsley Brown took barrels of whiskey
ESTABLECIDO 1870
HERRADURA
TEQUILA
ORIGINAL
HERRADURA TEQUILA
REPOSADO
ESTD The 1826
GLENDRONACH
Highland Single Malt
Scotch Whisky
SHERRY CASK MATURED
AGED 12 YEARS
MASTER BLENDER
PRODUCT OF SCOTLAND
70cl

BROWN-FORMAN

2025 Integrated Annual Report

## In This Report



Brown-Forman Corporation has been building exceptional spirits brands for more than 155 years, responsibly upholding our founding promise of **"Nothing Better in the Market."**



OLD
No 7
BRAND
JACK DANIEL'S
EVERY DROP MADE IN TENNESSEE
JACK DANIEL'S
OLD
No 7
BRAND
QUALITY
Tennessee
SOUR MASH
WHISKEY
DISTILLED AND BOTTLED BY
JACK DANIEL DISTILLERY
LYNCHBURG, TENNESSEE, USA
EST. & REG. IN 1866
40% ALC/VOL 80 PROOF 1.75L
BARRELED AND AGED AT THE DISTILLERY


JACK DANIEL'S
SMOOTH & BALANCED
Tennessee HONEY
ORIGINAL RECIPE
HONEY LIQUEUR BLENDED WITH JACK DANIEL'S TENNESSEE WHISKEY
JACK DANIEL'S
CRISP & DELICIOUS
Tennessee APPLE
ORIGINAL RECIPE
APPLE LIQUEUR BLENDED WITH JACK DANIEL'S TENNESSEE WHISKEY
100 PROOF
JACK DANIEL'S
BONDED
TENNESSEE WHISKEY
JACK DANIEL DISTILLERY
DSP-TN-1
TENNESSEE
JACK DANIEL'S
14 YEARS OLD
TENNESSEE WHISKEY
DISTILLED AND BOTTLED BY
JACK DANIEL DISTILLERY
LYNCHBURG, TENNESSEE, USA
2024 SPECIAL RELEASE
JACK DANIEL'S
SINGLE BARREL
Special Release
TENNESSEE WHISKEY

The Source of Our

**STRENGTH**

# The #1 American Whiskey in the World

Call it Jack. Call it JD. Call it Old No. 7. Jack Daniel's is one of the most recognizable and repeated names in any bar around the world. Since 1866, Jack Daniel's Tennessee Whiskey has endured with a commitment to quality, craftsmanship, and authenticity along with an iconic bottle bearing the name of the real man who lived life on his own terms. Today, Jack Daniel's has friends from Tennessee and Türkiye to Brazil and Barcelona, making it the most valuable global spirit brand in the world.[1]

1. Source: IWSR 2024 Jack Daniel's Tennessee Whiskey by value

The Source of Our

**STRENGTH**

# The Third-Largest Super-Premium+ Rum Globally

**Within the super-premium and above price tier, Diplomático is the world's third-largest rum by value globally, led by Diplomático Reserva Exclusiva.**[2]

Blending is the secret of fine rum, and Diplomático Rum has mastered the craft with 300,000 9-liter cases sold and strong double-digit reported net sales growth in fiscal 2025. The face of the brand, Don Juancho, is inspired by the Mantuanos, 19th-century noblemen known for traveling widely—always while championing their home. True to this spirit, Diplomático Rum is known for its rich heritage and rum-making tradition.


RON
DIPLOMÁTICO
RESERVA EXCLUSIVA
DIPLOMÁTICO
RON ANTIGUO
RESERVA EXCLUSIVA

2. International Wine and Spirits Record (IWSR) 2024

The Source of Our
STRENGTH

# The #1 RTD in Mexico

**New Mix is the largest brand by volume and value[3] within the steadily growing Ready-to-Drink (RTD) category in Mexico.**

More than 11 million 9-liter cases of New Mix were sold in fiscal 2025, representing a double-digit increase in shipments. As the world's first tequila-based RTD, New Mix offers consumers the ideal combination of convenience and flavor—capitalizing on a category that has seen a surge of expansion.



el Jimador
NEW MIX
PALOMA
TEQUILA CON TORONJA
BEBIDA ALCOHÓLICA PREPARADA CON TEQUILA


3. International Wine and Spirits Record (IWSR) 2024

# The #1 Super-Premium American Whiskey in the World


ESTABLISHED 1812
UNIQUE PROPRIETARY BATCH
OF UNPARALLELED QUALITY
DISTILLER'S SELECT
WOODFORD RESERVE
KENTUCKY STRAIGHT BOURBON WHISKEY
700mL
LABEL BATCH
8490
BOTTLE NO.
2746
SELECTED BY
MASTER DISTILLER
PROPRIETARY BATCH
43.2% VOL.

**History. Craftsmanship. Style. They all come through in the perfectly balanced taste of Woodford Reserve.**

Woodford Reserve is the global leader in the super-premium American whiskey category[4] and continues to receive award-winning recognition. Woodford Reserve was the largest growth contributor to Brown-Forman's reported net sales in fiscal 2025.

4. International Wine and Spirits Record (IWSR) 2024 by volume and value

# Dear Shareholders,

**In the context of fiscal 2025, the theme of this year's Annual Report could not be more appropriate.**

Lawson E. Whiting



**In a year marked by persistent macroeconomic headwinds, inflationary pressures, a divisive political environment, and declining overall spirits consumption across most of the developed world, leveraging the source of our strength—our world-class portfolio of brands, our exceptional team of people, and the unwavering commitment of the Brown family—was critical to us being one of the only spirits companies to deliver organic growth on both the top and bottom line.**

While I am proud of our team's ability to deliver organic growth under such challenging circumstances, I recognize that our growth did not deliver against our long-term growth ambitions. And for a company like Brown-Forman with a long history of strong performance, it's a reminder of the work ahead. While we anticipate continued headwinds in the coming year, we remain committed to navigating this environment with discipline, a sense of urgency, and an unwavering focus on creating value for our business, our brands, and our shareholders.

Over the past year, we took bold, deliberate actions to position the company for growth in both the short and long term. In January, we announced a global workforce restructuring plan designed to better align our organization with our strategic priorities, streamline our operations, and ensure we are fit for the future. This decision, which resulted in an approximate reduction in our workforce, was not easy, but it was made with the utmost thoughtfulness and care. Ultimately, I believe it was necessary in order to position Brown-Forman for long-term success.

In the U.S., we launched a critical Request for Proposal initiative designed to enhance the focus and capabilities of our distributor partner network. A dedicated team worked for more than a year, carefully evaluating distributor capabilities, calculating risk versus reward, and making courageous decisions that have garnered Brown-Forman dedicated selling divisions, increased brand investment, and an overall stronger distributor network. While we recognize that short-term disruption is a natural by-product of change, we ultimately believe that the decisions made through this process will unlock near- and long-term growth in the highly competitive U.S. spirits market.

In May, we launched a new Jack Daniel's global creative campaign—"That's What Makes Jack, JACK"—that is a key pillar in the brand's strategic plan to return

Jack Daniel's Tennessee Whiskey to growth. Bold, iconic, and unmistakably Jack, this new campaign returns the brand to its roots in Lynchburg, Tennessee, highlighting the enduring craftsmanship and authenticity that helped make Jack Daniel's the most valuable global spirits brand in the world.

May also brought the launch of our owned distribution business in Italy, continuing our thoughtful, strategic geographic expansion and positioning Brown-Forman to accelerate growth for key emerging brands, including Diplomático, Gin Mare, and Woodford Reserve.

Together, all of these actions reflect the delicate balance we continuously aim to achieve, investing behind the source of our strength while also sharpening our focus and managing costs with discipline. As we look to the year ahead, we anticipate continued challenges and will remain focused on what we can control, executing with excellence, driving operational efficiency, and capturing near-term opportunities to grow value share and build momentum.

Most importantly, we will remain anchored in our core values of integrity, respect, trust, teamwork, and excellence, and in our belief that the source of our strength will enable us to not simply endure but to thrive for another 155 years.

On behalf of our leadership team, thank you for your continued support. We do not take your confidence for granted, and we remain committed to earning it—every day.

With my deepest gratitude,

**LAWSON E. WHITING**
President and Chief Executive Officer



In an increasingly complex environment, it is more critical than ever for us to lean into the source of our strength. In fiscal 2025, we made strategic, forward-looking decisions—investing in key brands and geographies, sharpening our focus, and strengthening our capabilities—to ensure we are positioned for long-term success. I remain confident in our strategy, our people, and our resilience as we navigate the future.



## Executive Leadership Team

We have continued to evolve Brown-Forman's Executive Leadership Team (ELT) to accelerate growth across our business, brands, and people through several new appointments including general counsel and secretary, chief marketing officer, chief strategy officer, chief people and communications officer, and presidents of several geographic regions. Our ELT now includes:

*Back from left to right:*

**CRYSTAL PETERSON**
EVP, Chief Inclusion and Global Community Relations Officer

**TIM NALL**
EVP, Chief Global Supply Chain and Technology Officer

**LAWSON WHITING**
President and Chief Executive Officer

**LEANNE CUNNINGHAM**
EVP, Chief Financial Officer

**JEREMY SHEPHERD**
EVP, Chief Marketing Officer

**MARSHALL FARRER**
EVP, Chief Strategic Growth Officer

*Front from left to right:*

**MICHAEL MASICK**
EVP, President, Americas

**DIANE NGUYEN**
EVP, Chief People and Communications Officer

**MIKE CARR**
EVP, General Counsel and Secretary

**CHRIS GRAVEN**
EVP, Chief Strategy Officer

**YIANNIS PAFILIS**
EVP, President, Europe, Africa, Asia Pacific

## STRENGTH

# The Power of Our People

**Brown-Forman has long been home to a talented team of people—people who know how to solve problems, seize opportunities, and generate bold ideas.** We are using these strengths to drive global growth in more than 170 markets around the world. Our people are crafting high-quality products, building premium brands, forging strong connections with distributors and retailers, and reaching new consumers with standout experiences. We are proud to have a team and culture as unique and strong as our portfolio of brands.





COMMONWEALTH OF KENTUCKY
OLD FORESTER BOURBON
Old Forester bourbon was developed
in 1870 by J.T.S. Brown and Bro.
Company at 322 W. Main St. in
ouisville. Innovations included
elling the product only in sealed
ottles and registering the brand
ame under the U.S. Trademark
Act. Brand has been continuously
arketed by Brown family company,
nown today as Brown-Forman Corp.
Presented by Brown-Forman Distillery.

The Source of Our
**STRENGTH**

# A Family Focused **on Future Generations**

**It is no coincidence that Brown-Forman, a publicly listed, family-controlled company, has endured for more than 155 years with six generations of Brown family ownership.** Our family shareholders instill a deep appreciation for our past and a shared vision for the next generation of growth. They create a competitive advantage by providing a strong, stable foundation in challenging environments and inspiring us to persevere. We are proud to continue this legacy of leadership, stewardship, and pride.



# Dear Shareholders,

Campbell P. Brown



**Brown-Forman's strength lies not just in its brands, but in the collective dedication of our employees, shareholders, and leadership team—each playing a vital role in our continued success.**



This marks the fourth and final time I have the honor of writing directly to you—our shareholders, my family, and our incredible employees around the world. As I reflect on the close of my chapter as the Chair of the Board of Directors, I feel immense gratitude and pride. I also feel a deep confidence in Brown-Forman's future and the opportunities that exist for our people, our brands, and the communities in which our products are sold.

It has been a privilege to serve this company for the past 31 years as an employee, a director, and, most recently, as Chair. The relationships that I have come to respect and cherish, the challenges we have faced and overcome together, and the accomplishments we have accumulated in many markets and with our wonderful brands have indeed been sources of strength for me personally. And it is these experiences and relationships that leave me with such confidence, especially as we navigate through these unique conditions impacting our industry and business.

## Our Enduring Legacy of Growth and Resilience

Brown-Forman has long thrived on its ability to anticipate change and seize opportunities. When I joined the company in 1994, the company faced significant headwinds—the fallout from the 1992 federal excise tax increase, shifting consumer preferences toward clear spirits, and an American whiskey category that had not yet established the pricing power it enjoys today. In response, we looked beyond North America and our established markets, charting a bold path toward becoming a global leader in the spirits industry.

Now, in 2025, we again stand at a crossroads with rapidly evolving consumer interests, categories, and global trade dynamics. Additionally, we face the challenges posed by an undisciplined cannabis industry. Yet, history has shown that Brown-Forman thrives in moments like these through focus, discipline, and adaptability.

Thirty years ago, we responded decisively, unlocking opportunities for our shareholders, partners, and employees that continue to shape our success today. The result of those decisions has tripled the case sales for Jack Daniel's Tennessee Whiskey and tripled the markets exceeding 100,000 9-liter cases each year.

And while Woodford Reserve had not yet launched when I joined, it now stands as a global success story, selling almost 1.8 million 9-liter cases annually and gaining new consumers around the world. The United States remains its largest market, and it is poised to expand that success internationally.

Our iconic brands are a continuous source of strength. From the meticulous craftsmanship poured into every bottle to the bold, strategic marketing that elevates consumer engagement, our collective efforts have propelled Brown-Forman forward.

## Seizing Opportunities: A Look Back to Guide Our Way Forward

The opportunities before us remain as compelling as they were thirty years ago. The difference today is that we are stronger, better prepared, and equipped with a global workforce that understands how to drive our premium portfolio forward. Through strategic investments in key markets like Italy, Japan, and Brazil, as well as the evolution of distribution partnerships in the United States, we have laid the foundation for future expansion. Our ability to capitalize on these investments will be instrumental in unlocking the next million-case Jack Daniel's markets and the next 100,000-case Woodford Reserve milestones—ultimately honoring the vision and strategic decisions of those who came before us.

Equally important are the advantages we have gained through deliberate portfolio evolution. The potential of our Jack Daniel's Family of Brands portfolio has been amplified through acquisitions like Tequila Herradura and el Jimador

## Career Highlights

| 1994 | 2005 | 2014 | 2015 | 2021 |
|------|------|------|------|------|
| Campbell joined Brown-Forman as an Advancing Markets Group (AMG) Liaison, a position akin to Chief of Staff. Eventually, his work in Louisville led to a six-year expatriate journey with stops in India, the Philippines, and Türkiye, during which he developed a deep understanding of the global consumer. Campbell's tenure as AMG Liaison laid the foundation for the global expansion of Jack Daniel's, Brown-Forman's flagship brand. | Campbell served as a key member of the Jack Daniel's brand team as it spearheaded the brand's entry into NASCAR. This marked a significant step for the brand in sponsoring major motorsports, evolving from regional engagements to prominent national partnerships. | Campbell earned recognition for his leadership as a commercial division director in 2014 when the Midwest and Canada division received the Division of the Year award. The ceremony took place in the town where he was raised: Montreal, Quebec. | In March, Campbell was appointed President of Old Forester. Under his guidance, the brand opened its iconic Whiskey Row homeplace and distillery, launched the Whiskey Row series celebrating Old Forester's place in bourbon history, and introduced Old Forester Rye for the first time. Old Forester grew from just over 100,000 9-liter cases that year to more than 500,000 9-liter cases in fiscal 2025. | Transitioning to Chair of the Board in July, Campbell brought his extensive operational experience to help foster stronger connections between Brown-Forman, the Brown family, and the Board. His focus has been on cultivating a culture of collaborative leadership amongst all Board members. |

in Mexico, which have strengthened our presence in the premium spirits category. In Poland, our Jack Daniel's and Gentleman Jack brands thrive, thanks to the scale achieved through the past acquisition of Finlandia. With our recent route-to-market investment in Italy as well as the acquisition of Gin Mare, we anticipate unlocking similar opportunities for Jack Daniel's and the rest of our premium portfolio, further solidifying our position in a key international market.

This historical perspective is a testament to what lies ahead. Brown-Forman's current market presence, while substantial, is not the ceiling of our potential—it is only the beginning. Through thoughtful investment, localized marketing strategies, and a deep understanding of consumer preferences, we will continue to transform emerging territories into contributors to our global success.

## A Legacy of Leadership: Welcoming Our Next Chair

It has been an honor to serve as the Chair of Brown-Forman Corporation, and I am deeply grateful for the trust placed in me to help shape the company's trajectory over the last four years. Brown-Forman's strength lies not just in its brands, but in the collective dedication of our employees, shareholders, and leadership team—each playing a vital role in our continued success.

I want to extend my heartfelt appreciation to my colleagues on the Board of Directors, whose partnership and commitment have been invaluable. Their leadership has guided this company through both challenges and opportunities, ensuring that we remain agile and forward-thinking. This group, soon to be led by my cousin Marshall Farrer, will continue to uphold the values that have defined Brown-Forman for generations.

As Marshall steps into his new role as Chair of the Board of Directors, I have every confidence in his ability to lead us into the next phase of growth. Our shared history at Brown-Forman has shaped both of us, and I know his vision and expertise will propel the company forward. I'm filled with pride and excitement as our family's commitment to multi-generational leadership has been clearly evident not only in the transition of the Chairman role, but also in the new voices of leadership emerging as the members of the Next Gen Family Subcommittee deepen their involvement and expand their engagement with the company.

### S&P 500
Dividend Aristocrats index

### 81
Years of quarterly cash dividends

### 41
Consecutive years of increased cash dividends

### $420M
Cash returned to shareholders

### 6
Generations of Brown family members upholding our founder's legacy



Additionally, my partnership and friendship with Lawson Whiting, our CEO, has been one of the most rewarding aspects of my tenure. His leadership has been instrumental in positioning Brown-Forman for long-term success, and I am grateful to have had the opportunity to support him in this capacity.

Finally, I want to thank my family—Sarah, Maddie, and Chandler—whose unwavering love, patience, and encouragement have been a profound source of strength throughout this journey. And to all of you—our shareholders, global employees, and Executive Leadership Team—your trust and dedication are what make Brown-Forman truly exceptional.

I am excited about turning today's opportunities into sources of strength for tomorrow as we continue to honor a legacy that is best summarized in our founder's battle cry, there is "Nothing Better in the Market."

Sincerely,



**CAMPBELL P. BROWN**
Chair of the Board

# Leveraging
# **Our Strength**

Brown-Forman and our brands have been at the heart of the spirits industry for 155 years.

We've remained agile through the decades, as the consumer and operating environment changed. Our portfolio, geographies, and people continue to evolve, and through it all, our spirit of authenticity and craftsmanship endures. Today, that spirit drives us to explore new tastes and global markets, building on the well-established strength of our time-tested brands. Here's how we're positioning our business to win:



**Purposeful Governance**

**Thoughtful Innovation**

**Talented Team**

**Global Expansion**

**Premium Positioning**

**Authentic Roots**

**Relevant Brands**

**Responsible Practices**

# Purposeful **Governance**

Through intentional connections, we carry our heritage and values forward, harnessing generations of stewardship to meet new challenges and opportunities as they arise.

Brown-Forman is a publicly listed, family-controlled company with shareholders representing six generations of descendants from our founder, George Garvin Brown. Members of the Brown family have opportunities to engage with the company, providing a long-term perspective to further strengthen our resilience, independence, and success.

On November 25, 2024, Campbell P. Brown, Chair of the Brown-Forman Board of Directors, announced his decision to step down from his role as Chair in July following the 2025 Annual Meeting of Stockholders. He has served as Chair since 2021 and will continue to serve as a Director, subject to his

reelection. Marshall B. Farrer, EVP, Chief Strategic Growth Officer and current Director, will assume the role of Chair of the Board, subject to his reelection to the Board. We also welcomed a new Family Director, W. Austin Musselman Jr., in July 2024. Mr. Musselman joined three fellow fifth-generation family members—Campbell P. Brown, Elizabeth M. Brown, and Marshall B. Farrer—on the Board. As family shareholders representing multi-generational leadership, the family directors bring the long-term perspective that has given our company the resiliency to succeed for over 15 decades.

Our Board also includes the experiences, backgrounds, and skills of members of our ELT and our independent



## Brown-Forman Board of Directors

**CAMPBELL P. BROWN**
Chair of the Board,
Brown-Forman
Corporation (1, 5, *, #)

**MARSHALL B. FARRER**
EVP, Chief Strategic
Growth Officer,
Brown-Forman
Corporation (*, #)

**JAN E. SINGER**
Former Chief Executive Officer,
J.Crew (4,5)

**MICHAEL A. TODMAN**
Retired Vice Chairman,
Whirlpool Corporation (1, 2, 3, 5)

**ELIZABETH M. BROWN**
Former President,
Dendrifund, Inc. (#)

**W. AUSTIN MUSSELMAN, JR.**
Owner and Manager,
Ashbourne Farms (*, #)

**TRACY L. SKEANS**
Chief Operating Officer and
Chief People & Culture Officer,
Yum! Brands, Inc. (4,5)

**LAWSON E. WHITING**
President and Chief Executive
Officer, Brown-Forman
Corporation (1, *)

**MARK A. CLOUSE**
President, Washington
Commanders (4,†)

**MICHAEL J. RONEY**
Retired Chief Executive
Officer, Bunzl plc (3, 5)

**ELIZABETH A. SMITH**
Executive Chair, Revlon Group
Holdings LLC (3)

(1) Member of Executive Committee of the
Board of Directors
(2) Lead Independent Director
(3) Member of Audit Committee

(4) Member of Compensation Committee
(5) Member of Corporate Governance and
Nominating Committee

(*) Member of Brown-Forman/Brown Family
Shareholders Committee
(#) Member of the Brown family
(†) Not pictured

board members, who bring a wealth of broad external perspectives to the Board. The strength of Brown-Forman's governance structure is due in part to the purposeful relationship between our ELT, Brown family shareholders, and independent directors. We believe the structure offers us a distinct competitive advantage and aligns with long-term shareholder interests.

## Integrated Strategy

Brown-Forman focuses on four strategic pillars: portfolio, geography, people, and investment. Into this strategy, we have integrated our spirit of commitment to alcohol responsibility, culture and inclusion, community relations, and environmental sustainability. At the heart is our performance ambition—that there will be "Nothing Better in the Market" than Brown-Forman.  This promise was on the very first bottles of Old Forester signed by George Garvin Brown, and it remains our pledge today, across all aspects of our business. We see the ambition not as a goal or destination, but as a way of thinking, working, and making decisions.





## Brown–Forman/Brown Family Shareholders Committee

*Pictured L-R: Kim Wise, Garvin Deters, Marshall Farrer, Sandra Frazier, Dace Polk Brown, Campbell Brown, McCauley Adams, Martin Brown Jr., Libby Morris, Clay Kannapell, Robinson Brown IV*

*Not pictured: Elaine Musselman, Cary Brown, Jim Joy, Owsley Brown III, Lawson Whiting*

In addition to serving on our Board of Directors and in other governance-related positions, Brown family members engage with the company through the Brown-Forman/Brown Family Shareholders Committee. The committee, which was established in 2007 and is co-chaired by Chair of the Board, Campbell P. Brown, and President and CEO, Lawson E. Whiting, provides an ongoing opportunity for communications between the Brown family and the company. Through its Next Generation Subcommittee, the sixth-generation Brown family members are provided a path to cultivate strong connections, deepen their understanding of the company, and continue engagement in the business as informed shareholders.



# Thoughtful **Innovation**

A spirit of innovation has propelled Brown-Forman forward through generations. From our origins with Old Forester, the First Bottled Bourbon™, to today's spirits portfolio of more than 40 brands, we continue to advance time-tested spirits in new directions.


CRISTALINO
HERRADURA
TEQUILA
ORIGINAL
HERRADURA CRISTAL
REPOSADO CRISTALINO

## Clearing the Way for Growth

Known for its clear appearance and fresh, silky finish, cristalino tequila has emerged as one of the U.S. and Mexico's fastest-growing agave spirits. Adding to a 155-year story of tequila innovation, we launched Herradura Cristal in fiscal 2025. The spirit's versatility and accessible price position it well to engage a new generation of consumers in a growing segment.


100 PROOF
THE FIRST BOTTLED BOURBON
ESTD OLD 1870
FORESTER
– KENTUCKY –
STRAIGHT BOURBON WHISKY
1924
10-YEAR-OLD

## Building Excitement into Every Batch

When Prohibition forced the closure of more than 200 distilleries, the U.S. federal government permitted Old Forester to continue operating by issuing them one of only six licenses to sell whiskey for medicinal purposes. In 1924, Old Forester acquired barrels from closed distillers, with different mash bills, and bottled that liquid as Old Forester. This moment in time is captured with Old Forester 1924, a 10-year-old bourbon that tastes unlike any other Old Forester expression. Old Forester 1924 features a unique mash bill, which includes more corn and less rye, creating a familiar yet different whiskey. After quickly selling out in fiscal 2024, we re-released Old Forester 1924 in fiscal 2025, giving more consumers the chance to taste and love this dynamic expression.



BARREL FINISH SELECT
WOODFORD RESERVE
DOUBLE DOUBLE OAKED
KENTUCKY STRAIGHT BOURBON WHISKEY
FINISHED IN HEAVY TOASTED NEW OAK

## Doubling Down on Excellence

With ongoing premiumization in the American whiskey category, we believe our strategic approach to innovation, particularly within the prestige segment, positions us to capitalize on growth opportunities. In fiscal 2025, Woodford Reserve Double Double Oaked, a well-loved limited edition offering, became a permanent member of the Woodford Reserve Family of Brands. In celebration of its new status, we were pleased to launch Woodford Reserve Double Double Oaked across the U.S., bringing it to consumers outside Kentucky for the first time.

## Honoring Jack's Legacy

To honor the whiskey-making genius of Jack Daniel, Chris Fletcher, Jack Daniel's Master Distiller, replicated the lineup of age-stated whiskey available during Jack's time. The latest release in our aged series, Jack Daniel's 14-Year-Old Tennessee Whiskey, joins Jack Daniel's 10-Year-Old and 12-Year-Old Tennessee Whiskey and marks the first time in more than 100 years the brand has offered an expression of this age.





JACK DANIEL'S
10 YEARS OLD
14 YEARS OLD
12 YEARS OLD
TENNESSEE WHISKEY

JACK DANIEL'S
OLD No 7 BRAND
TENNESSEE WHISKEY
MIXED WITH
Coca-Cola
Cherry
Vanilla
355 mL 7.0% ALC/VOL.

## Packing in New Flavors

Building on the core Jack Daniel's & Coca-Cola and Jack Daniel's & Coca-Cola Zero Sugar RTDs, we offered consumers a variety of flavor innovations in fiscal 2025. Jack Daniel's & Coca-Cola Cherry was launched as a limited-time offering in the U.S. with positive results and was introduced in the U.K. as a permanent offering. The launch builds on the impressive performance of the Jack Daniel's & Coca-Cola RTD, which continues to be one of the best selling RTD brands in the U.K. and is successfully premiumizing the RTD category.[5] In the U.S., we also launched a variety flavor pack featuring the Jack Daniel's & Coca-Cola original, cherry, and vanilla flavors.

5. International Wine and Spirits Record (IWSR) 2024 by volume and value



# Talented **Team**

Great people build great brands, and we are fortunate to fuel our business with an immensely talented and dedicated team.



## Building Better

Our people are skilled and resilient, qualities that helped Brown-Forman navigate a dynamic operating environment in fiscal 2025. During that time, we began our journey to implement our new Building Better operating model, in which we are evolving how we think, work, and lead to reach more consumers in more markets around the world. Our talented people are the architects of these process changes, technology enhancements, and new ways of working—all of which will support Brown-Forman's future growth. Here's how we're furthering our Building Better journey:

- Simplifying and streamlining our structure to strengthen communications at every level.

- Driving efficiency and speed in process and decisions.

- Strengthening and integrating key capabilities for the future.

- Restructuring our commercial divisions to leverage alignment across markets, distributors, retailers, and customers.

- Creating regional operations teams for improved coordination and partnerships with teams in local markets.

- Reinvesting for growth in our brands, markets, and people to reach more consumers globally.



# Unlocking Growth: The Power of Inclusion

Our approach to building a strong, more inclusive organization is guided by a framework that recognizes the interconnectedness of our colleagues, culture, consumers, and communities.

   

### COLLEAGUES

We are committed to attracting, developing, and retaining a talented global workforce that reflects the diverse tapestry of our consumers. By fostering an environment where varied perspectives are valued and celebrated, we strengthen our innovation, enhance our understanding of global markets, and build teams that are truly representative of the world we serve.

### CULTURE

We believe that an inclusive culture is the bedrock of our success. We are dedicated to creating a workplace where every individual feels empowered to bring their best self to work, contribute their unique talents, and collectively build our iconic brands. The commitment to inclusion fuels creativity, collaboration, and a stronger sense of belonging for all.

### CONSUMERS

Understanding and connecting with our diverse consumer base is paramount. By building brands that resonate with a wide range of individuals and communities, we strengthen consumer loyalty, expand our market reach, and ensure brands remain relevant and meaningful in a dynamic global landscape.

### COMMUNITIES

We are committed to being a responsible and engaged neighbor in the communities where we operate and within our industry. This means actively contributing to local initiatives, fostering positive relationships, and upholding ethical practices in all our endeavors. Our commitment to our communities strengthens our reputation and fosters long-term sustainability.

## Cultivating a Strong Workplace in Fiscal 2025

**4**
Generations in the workplace

**47**
Countries where our employees reside

**10,000+**
Employee volunteer hours

**8**
Average tenure in years of salaried employees

**10**
Employee Resource Groups open to all employees

**8**
Markets where Brown-Forman received Great Place To Work® Certification™

**33**
Community Engagement Committees worldwide

**$14.5M**
Grants to support global communities

Brown-Forman's Employee Resource Groups (ERGs) are open to all employees, providing opportunities to collaborate, learn, and give back. In fiscal 2025, our Young Professionals ERG hosted a tree-planting event, a holiday gift drive, and an informative session on nonprofit board service.





# Global
# Expansion

Brown-Forman is a force in the global spirits industry,
with a presence in more than 170 countries.

As we deepen our reach in existing markets, we are also expanding our presence in emerging markets to create a foundation for future growth. We prepared for our own distribution transition in Italy on May 1, 2025, which expanded our owned distribution network to 18 countries. While route-to-consumer changes are each unique, owned distribution can fuel share growth, strengthen our position, unlock the full potential of our premium portfolio, and enable us to capture more of the value chain.

## Leveraging Emerging Strengths in Europe

Diplomático and Gin Mare have a strong European presence, which aligns well with our investment in owned distribution markets and provides increased scale to our Emerging Brands portfolios. Diplomático is the third-largest super-premium+ rum globally,[6] delivering strong reported net sales in France and Germany in fiscal 2025, followed by the travel retail channel and Czechia. Meanwhile, Gin Mare is the second-largest super-premium gin in Italy by volume and value, with distribution in more than 50 countries worldwide and strong growth in Spain, Germany, and France.[7]





## Spreading Old Fashioned Charm Across Asia

Woodford Reserve continues to outpace growth in the U.S. whiskey category within the U.S. and is gaining traction in international markets.[8] The brand has demonstrated retail value growth across Asia, including in South Korea and Singapore.[9] Woodford Reserve hosted the second edition of The Wonderful Race in fiscal 2025, celebrating Old Fashioned Month with competitions in South Korea, Thailand, Singapore, and Malaysia. Themed, "The New-Age Old Fashioned," this year's race challenged bartenders to reinvent the old fashioned cocktail through infusion or other experimentation.



## The Flavor Mix of New Mix

Despite challenging economic conditions in Mexico, New Mix RTD maintained a strong performance by capturing consumers seeking affordable, convenient, and flavorful options. In fiscal 2025, we launched a new flavor, New Mix Pikosito Tamarindo, in Mexico to capitalize on consumer demand for bold, refreshing flavors.

6. International Wine and Spirits Record (IWSR) 2024 by value
7. International Wine and Spirits Record (IWSR) 2024
8. International Wine and Spirits Record (IWSR) 2024 by volume and value
9. International Wine and Spirits Record (IWSR) 2024

## Going Farther Together

The combined strength of two globally iconic trademarks, Jack Daniel's and Coca-Cola, along with Coca-Cola's extensive global bottling network, creates the potential to reach millions of consumers with Jack & Coke RTD cans and enhance awareness for the Jack Daniel's brand family. The Jack & Coke RTD is now available on five continents, with a strong presence in Germany, the U.K, and the U.S. We continue to add new markets, including bringing Jack & Coke to India, while innovating new formats and flavors in the U.S.





JACK DANIEL'S
OLD No 7 BRAND
TENNESSEE WHISKEY
MIXED WITH
Coca-Cola
355 mL 5.0% ALC BY VOL

In the U.K., Jack & Coke received the Product of the Year 2025 award in the premixed spirit category. The award is based on a consumer-voted survey by Product of the Year and is considered the U.K.'s biggest accolade for product innovation.



JACK DANIEL'S
Tennessee
WHISKEY
JACK DANIEL'S
Tennessee
HONEY
JACK DANIEL'S
Tennessee
APPLE
JACK DANIEL'S
Tennessee
FIRE

## Growing the Jack Family in Latin America

Collectively, emerging international markets grew reported net sales for Jack Daniel's Tennessee Whiskey in fiscal 2025. Jack Daniel's Tennessee Whiskey's strong performance in Brazil benefited from the growth of the premium whiskey category, our geographic expansion strategy, and the launch of an additional package size. Brazil joined the U.S., the U.K., and Germany as a million-case market for the full-strength Jack Daniel's Family of Brands.

## Being a Good Neighbor on a Global Scale

Brown-Forman's business and brands are rooted in a strong sense of provenance, and we remain committed to uplifting the places we call home. The Brown-Forman Foundation fosters social connections through educational programs, cultural events, and neighborhood initiatives, focusing on lifelong learning, enhancing arts and culture, and cultivating community. The Foundation contributed $14.5 million to aligned community organizations alongside the company in fiscal 2025. We also encourage employees to volunteer and serve on nonprofit boards and were proud to see them log over 10,000 hours of service in fiscal 2025.

Brown-Forman now has 33 Community Engagement Committees worldwide. In fiscal 2025, they coordinated initiatives in the U.K., Germany, Belgium, South Africa, Australia, and beyond. In Europe, 24 employees from the Belgium and Luxembourg teams participated in an annual beach cleanup on the Belgian coastline. In partnership with Proper Strand Loopers, a local non-governmental organization, the team collected about 44 gallons of waste from the coastline, adding up to over 100 gallons collected in the past two years.



# Premium **Positioning**

Some of the most coveted spirits brands come from Brown-Forman.

GLENDRONACH
12

GLENDRONACH
40
GLENDRONACH
40
BENRIACH
50
BENRIACH
50

el Jimador
TEQUILA
100% AGAVE AZUL
ENVASADO
HECHO
el Jimador
TEQUILA
100% AGAVE AZUL
ENVASADO
HECHO
el Jimador
TEQUILA
100% AGAVE AZUL
ENVASADO
HECHO
el Jimador
TEQUILA
ENVASADO
HECHO

More than two decades into our premiumization journey, we continue to expand and evolve our portfolio of premium, super-premium, and ultra-premium brands. Our strategy capitalizes on consumer interest in quality, as evidenced by premium-price tier spirits continuing to grow in value and gain share, driven in part by the American whiskey and tequila categories.

As a key component of our premiumization strategy, Brown-Forman is elevating its tequila portfolio. In fiscal 2025, we reimagined the packaging for el Jimador, with a launch planned for the U.S. and Mexico in fiscal 2026. The redesign reflects the 100% agave spirit's premium quality, which we believe will enhance its market presence.

## Blending Tradition with Modern Appeal

Brown-Forman continues to evolve its outstanding portfolio of single malt scotch brands. During the 2025 World Whiskies Awards, Glenglassaugh Sandend won Best Range Design, earning top honors for its distinctive bottle. The Glendronach is set to captivate a new generation of discerning customers with updated packaging that seamlessly blends tradition with modern luxury, along with an innovative campaign. And Benriach stepped into the future by giving consumers a taste of the past, offering Benriach 1966 Cask Aged 50 Years, its oldest and most exclusive expression to date.



COASTAL MALT
GLENGLASSAUGH
COASTAL MALT
GLENGLASSAUGH
ESTD 1875
HIGHLAND SINGLE MALT SCOTCH WHISKY
SANDEND
DISTILLED, AGED AND BOTTLED IN SCOTLAND


2024
SPECIAL
RELEASE
JACK DANIEL'S
UNIQUELY CRAFTED
HANDMADE BARRELS
SINGLE BARREL
Special Release
TENNESSEE
WHISKEY
COY HILL BARRELHOUSE 8
128.4 | 64.2
PROOF
% ALC/VOL

## Building on a Legacy of Craftsmanship

Jack Daniel's continues to reinforce its whiskey-making legacy through both limited editions and new permanent expressions. In 2024, the release of Coy Hill Barrelhouse 8—part of the acclaimed Single Barrel Special Release series—offered an ultra-premium expression that invites longtime enthusiasts and new consumers alike to deepen their connect with the brand and discover the exceptional range within the Jack Daniel's family of brands.

## A More Resilient Agricultural Supply Chain

Through industry partnerships, we are accelerating our sustainable agriculture aspirations. We were proud to achieve our goal of engaging with 100% of direct farmers on regenerative agriculture practices in fiscal 2025. To further our progress, we announced a collaboration with the Kentucky Distillers' Association and Precision Conservation Management—a five-year, $2.8 million initiative to support Kentucky corn farmers in implementing regenerative practices.

## Fostering Climate Progress

Through our Climate Action Program, we are collaborating to reduce greenhouse gas (GHG) emissions and continuing to focus on energy efficiency and renewable energy. For example, the 620-kilowatt solar array installed at our bottling facility near Edinburgh, Scotland, in fiscal 2024 provided the site with approximately 60% of its electricity needs in fiscal 2025. Emerging technologies can also support our climate efforts, helping us bridge the gap between what is currently possible and what we hope to achieve. During the fiscal year, we completed a technical feasibility study for our single-malt distilleries, revealing opportunities to leverage hydrogen for cost-effective emissions reductions.

> Jack Daniel Distillery was proud to earn the U.S. EPA ENERGY STAR certification from the U.S. Department of Energy in fiscal 2025. The distillery has now received ENERGY STAR certification for the second consecutive year.



# Authentic **Roots**

We proudly celebrate the rich heritage of Brown-Forman's iconic brands by highlighting their authentic origins and enduring craftsmanship. From U.S. distilleries recognized as historic landmarks to our storied estate in Mexico, the birthplace of Reposado tequila, our brands are deeply rooted in tradition and place.





### Celebrating a True Original

Old No. 7 has long been a favorite among artists and trailblazers unafraid to live on their own terms. In fiscal 2025, we transitioned to a new bottle and packaging, which was reimagined through a global lens. The new design uses storytelling and other features to bring Jack Daniel's into a new era while honoring its legendary roots.

Old Forester's deep roots in Louisville, at the historic Whiskey Row, resonate with whiskey lovers worldwide. In fiscal 2025, Old Forester 1920 Prohibition Style won Double Gold at San Francisco World Spirits Competition.



# Investing in the Future of Our Communities

Driving educational empowerment for the next generation, Brown-Forman strategically invests in initiatives that create lasting change. The Brown-Forman Foundation's ambitious 10-year, $50 million commitment, established in calendar 2022, fuels five organizations in west Louisville. The Foundation's vision is taking hold with partners like Simmons College of Kentucky, whose teacher education program is actively tackling the local teacher shortage through a strong collaboration with Jefferson County Public Schools, providing real-world clinical experience and career pathways. Building on this momentum, Simmons College is also cultivating vital field experience opportunities through partnerships with early childhood centers and other local groups, with the first elementary education cohort now underway as of calendar 2024, signaling continued growth and impact.



## Spreading the Casa Distillery Experience

Brown-Forman is well-positioned to build the premium-plus tequila category globally by celebrating the authentic, time-honored craftsmanship of our two iconic Mexican brands.

Herradura is among the world's top five super-premium tequila brands.[10] Since 1870, the brand has been produced at Casa Herradura, one of Mexico's most renowned tequila distilleries. To share Herradura's rich heritage, a series of Taste of Amatitán events took place across the U.S. in fiscal 2025, immersing consumers in the origins of tequila-making through storytelling, cocktails, and culinary pairings.

Another Casa Herradura product, el Jimador, is sold in approximately 80 countries and is the number one 100% agave tequila in Australia and Brazil.[11] The great-tasting, highly mixable spirit continues to grow its following among global consumers, demonstrating double-digit reported net sales growth in Australia, Brazil, and France in fiscal 2025.

> We continued upgrading the wastewater treatment system at Casa Herradura in fiscal 2025 to increase efficiency and performance and ensure ongoing regulatory compliance.



10. International Wine and Spirits Record (IWSR) 2024 by volume
11. International Wine and Spirits Record (IWSR) 2024 by volume

# Relevant **Brands**

While we celebrate a 155-year history at Brown-Forman, our brands remain relevant today. There's power in relationships, and we continue to invest in creative collaborations to connect with consumers across generations, demographics, and regions.


WOODFORD RESERVE
WOODFORD RESERVE


SECRETARIAT
WOODFORD
WOODFORD
DISTILLER'S SELECT
WOODFORD RESERVE
KENTUCKY DERBY 151

## Celebrating the Winning Spirit of Kentucky

"The most exciting two minutes in sports"™ also celebrates the best of Kentucky. Woodford Reserve has been the official bourbon of the Kentucky Derby since 1999 and the race's presenting sponsor for the past seven years. Together, the two global brands continue to engage new generations of fans and consumers by celebrating their Kentucky heritage and charm. From exploring the intersection of fashion and bourbon to releasing limited-edition expressions, the relationship has spawned a range of creative collaborations throughout the years.

## Racing Ahead with McLaren

Jack Daniel's has found success in the fast lane, as its official sponsorship with McLaren Racing's Formula 1 team entered its third year in fiscal 2025. Formula 1 racing remains the world's fastest-growing sport, with a diverse fan base of over 750 million, creating a key opportunity to build global brand recognition. We were thrilled to join the team's global fans and Jack Daniel's consumers worldwide in celebrating McLaren Racing's achievement of the Formula One World Championship Constructors title during the 2024 racing season. We are also evolving our McLaren sponsorship by refreshing the Jack's Garage experience to enhance the brand's cultural relevance. The experience will leverage a fusion of racing, music, and influencers to resonate with consumers in key markets around the world. Looking ahead, we are accelerating our on-premise brand engagement strategy by increasing investments in all major markets.


JACK DANIEL'S
OLD No7 BRAND
McLXJD 2025 EDITION
JACK DANIEL'S
OLD No7 BRAND
McLXJD
43% Vol. 700mL



## Authenticity That Speaks Volumes

Icons recognize icons, which is why Jack Daniel's and music have always been a perfect blend. Frank Sinatra and Bruce Springsteen drank it together in the 1970s, and Jimmy Page, Keith Richards, Slash, Mick Jagger, and Tom Petty have all been photographed with a bottle nearby.

One of country music's brightest new stars, Shaboozey, paid tribute to Jack Daniel's in "A Bar Song (Tipsy)," released in 2024. The song was a breakout hit, topping the Billboard Hot 100 charts in multiple countries and tying the record for the chart's longest-running number-one song in the U.S.

Building on that momentum, Jack Daniel's partnered with Shaboozey to sponsor his tour and feature him at events including Jack Daniel's: A Journey Through Sound. Shaboozey also performed at Jack's Garage in Austin, Texas, during the annual weekend of fan activations and performances hosted in partnership with McLaren Racing and Universal Music Group for Brands.



## Making New Friends with the Jack Pack

In 1953, Angelo Lucchesi began his journey as Jack Daniel's first salesman. He was known for turning strangers into lifelong friends of Jack by building relationships with everyone he met, most notably Frank Sinatra. Taking inspiration from Angelo's journey, we created the Jack Pack, a team of Jack Daniel's Brand Ambassadors who will play a pivotal role in shaping Jack Daniel's approach to advocacy. The Jack Pack will aim to grow our influence in the premium on-premise channel through relationship building, targeted education, and brand advocacy.


Jack Daniel's
Tennessee WHISKEY
Jack Daniel's
Tennessee APPLE
Jack Daniel's
Tennessee FIRE
Jack Daniel's
Tennessee HONEY

> To support environmental stewardship, our Brown-Forman Distillery is implementing advanced byproduct management solutions to decrease energy use and emissions. We have also achieved notable packaging improvements through an initiative launched in fiscal 2024 that made Jack Daniel's Tennessee Whiskey and Woodford Reserve available in 100% post-consumer recycled PET 50 mL travel retail bottles.

# Responsible **Practices**

We think in decades and generations at Brown-Forman.



Our long-term mindset drives us to model best practices that will leave a lasting example and a strong, resilient business for those who follow. We focus on operating with integrity and acting in the long-term interests of our shareholders and other stakeholders. That's what excellence means to us.

## Empowering Responsible Consumption

Brown-Forman's products invite people to savor life, celebrate good times, and make new memories together. Emphasis on responsible alcohol consumption encourages people to make the most of their experiences. Through our 2030 Alcohol Responsibility strategy, we cultivate mindful choices around our brands by empowering bystander intervention; promoting responsible drinking and decisions; preventing drunk driving; and preventing underage access and consumption.

In fiscal 2025, Jack Daniel's and McLaren showcased a joint commitment to alcohol responsibility with the message, "Drinking and driving don't mix." Brown-Forman also launched its Safe Night Program, a collaboration with bars, restaurants, and alcohol-serving venues to strengthen active bystander skills and create a safe environment for staff and customers. These initiatives build on the strength of our legacy programs, including our Pause campaign, which inspires action among colleagues, business partners,

consumers, and other stakeholders to promote and empower safe and responsible alcohol consumption. Visit brown-forman.com/global-alcohol-responsibility to learn more about our global alcohol responsibility efforts.

We partnered with the SAFE Bar Network in Kentucky and Georgia where together we trained 27 venues and 453 hospitality professionals to prevent overconsumption and give everyone a safe night out.

Additionally, funding support from Brown-Forman to SAFE Bar Network enabled training in more than 200 alcohol-serving venues and for 3,176 hospitality professionals nationally to create positive, responsible experiences for thousands of bar patrons.



## Enhancing Efficiency and Resilience

Jack Daniel's not-so-secret ingredient: limestone cave spring water. The magic behind Tequila Herradura: 100% heritable blue Weber agave.

These are just a few of the natural ingredients that give our products their signature quality and taste. We maintain the strength of our portfolio by working with sourcing partners to ensure a sustainable supply of high-quality natural inputs. We also strive to operate efficiently by thoughtfully managing energy, water, and waste. The work supports the health of our natural ecosystems and delivers tangible business benefits from increased resilience to reduced costs.

## Refreshing Our Environmental Ambitions

Our environmental stewardship journey is longstanding, and in fiscal 2025, we refreshed our approach to align with an evolving regulatory and business landscape. The updates to our ambitions were developed in alignment with globally recognized methodologies and were informed by a thorough stakeholder review process.



| AMBITION | STATUS |
|---|---|
| **CLIMATE ACTION: Reduce GHG emissions** | |
| Reduce Scope 1 and 2 by 40%[12] by 2030 from 2023 baseline | 8.7% Scope 1 and 2 GHG increase* |
| Reduce Scope 3 by 25% by 2030 from 2023 baseline | 3.6% Scope 3 GHG increase* |
| 100% of electricity from renewable sources by 2030 | 89% renewable electricity sourced |
| **WATER STEWARDSHIP: Protect the health of key watersheds** | |
| 100% of our high-risk watersheds achieve water balance by 2030 | Projects identified for our high-risk watershed |
| **SUSTAINABLE PACKAGING: Reduce the environmental impact of our product packaging** | |
| Offer 100% recyclable or reusable primary packaging by 2030 | 98% recyclable or reusable packaging[13] |
| **SUSTAINABLE AGRICULTURE: Create a resilient and agile agricultural supply chain** | |
| Engage with 100% of our direct farmers on regenerative agricultural practices by 2025 | Target achieved in fiscal 2025 |
| Support regenerative practices on 50,000 acres by 2035 | 3,000 acres with regenerative practices |
| **SUSTAINABLE FORESTRY: Conserve the existing hardwood forests we depend on** | |
| Support sustainable forestry management practices on 50,000 acres by 2035 | 700 acres with sustainable forestry management practices |

*Represents change in GHG emissions from fiscal 2023 to fiscal 2024, resulting from increases in production that outpaced energy efficiency improvements. As part of our Climate Action plan, we continue to identify and invest in energy efficiency improvements and new technologies targeting our largest sources of emissions.

12. Using the Science Based Targets initiative (SBTi) methodology results in a reduction target of 42% for Scopes 1 and 2, which will be the target used when Brown-Forman submits its climate targets to SBTi for validation.

13. Based on fiscal 2024 data.



## Ensuring Ethics and Compliance

Brown-Forman has a longstanding commitment to ethical business practices, including upholding high standards of conduct and compliance. We achieve strong performance by leveraging a global compliance program underpinned by the following elements:

- Assessing risk against trade sanctions, anti-corruption, environmental, human rights, cybersecurity, and data privacy criteria.

- Educating our employees on compliance risk annually and via targeted training covering anti-corruption, human rights, data privacy, and cybersecurity—and by training business partners on compliance expectations.

- Communicating compliance trends and updates globally via our Compliance Champion network, which cascades messages to employees.

- Maintaining a Code of Conduct Committee, which is chaired by the company's Senior Director of Compliance and meets twice a year to set objectives and review progress.

- Providing reporting channels where employees and non-employees can report concerns anonymously via email or phone from around the globe.

- Updating our Code of Conduct periodically to connect our core values to our work and provide guidance into our investigative process.

- Continuously evolving our compliance program based on external developments, benchmarking, company strategy, and data trends.

- Communicating expectations to vendors and suppliers via the Brown-Forman Supplier Code of Conduct.

## Upholding Human Rights

Brown-Forman prioritizes the health, safety, respect, and well-being of all people within our organization, across our operations, and in the communities in which we operate. Brown-Forman's human rights strategy includes policies, risk assessment, training and supplier due diligence and is informed by the International Labor Organization's 1998 Declaration on Fundamental Principles and Rights at Work and the United Nations Guiding Principles on Business and Human Rights.

## Prioritizing Health and Safety

Across every region and facility, we are committed to the safety of our employees, contractors, and visitors, as outlined in our Health and Safety Policy. We uphold this commitment by creating and maintaining a safe work environment and





establishing programs and teams responsible for mitigating risk. To monitor injury performance, we leverage an incident reporting system that includes data on near misses, first care, and recordable injury cases. Brown-Forman experienced 3.03 recordable injuries per 100 full-time employees in calendar 2024—which includes global production and our Louisville corporate campus—with zero work-related employee fatalities globally.

## Maintaining Information Security

Brown-Forman relies on information technology systems, networks, and services to manage all aspects of our operations, and our information security team works vigilantly to protect the company against increasingly sophisticated cybercrimes and attacks. To protect our increasingly globalized and mobile workforce, we use a zero-trust architecture based on a philosophy of "never trust, always verify," which we temper with a business risk-based approach. We regularly update our systems to address potential weaknesses and have robust plans in place to respond quickly if something goes wrong. This framework and its related security improvements make Brown-Forman's systems, network, and data more secure.

## Places to Call Home

Brown-Forman is only as strong as the communities to which we belong, and that is why we have partnered with Habitat for Humanity for nearly 20 years to support our neighbors in Louisville, Kentucky. In fiscal 2025, 120 employees participated in a home build not far from our headquarters, helping make one homeowner's dream a reality. The Brown-Forman Foundation amplified our impact with grant funding to support Habitat for Humanity's valuable mission.

# Selected **Financial Data**

| FOR YEAR ENDED APRIL 30:<br>(Dollars in millions, except per share amounts) | 2021[1] | 2022 | 2023 | 2024[2] | 2025[3] |
|---|---|---|---|---|---|
| **SALES** | $ 4,526 | $ 5,081 | $ 5,372 | $ 5,328 | $ 5,056 |
| **EXCISE TAXES** | $ 1,065 | $ 1,148 | $ 1,144 | $ 1,150 | $ 1,081 |
| **NET SALES** | $ 3,461 | $ 3,933 | $ 4,228 | $ 4,178 | $ 3,975 |
| **GROSS PROFIT** | $ 2,094 | $ 2,391 | $ 2,494 | $ 2,526 | $ 2,343 |
| **OPERATING INCOME** | $ 1,166 | $ 1,204 | $ 1,127 | $ 1,414 | $ 1,107 |
| **NET INCOME** | $ 903 | $ 838 | $ 783 | $ 1,024 | $ 869 |
| **WEIGHTED-AVERAGE SHARES (IN MILLIONS)**<br>**USED TO CALCULATE EARNINGS PER SHARE** | | | | | |
| – Basic | 478.5 | 478.9 | 479.2 | 476.4 | 472.7 |
| – Diluted | 480.7 | 480.6 | 480.5 | 477.2 | 473.0 |
| **EARNINGS PER SHARE FROM CONTINUING OPERATIONS** | | | | | |
| – Basic | $ 1.89 | $ 1.75 | $ 1.63 | $ 2.15 | $ 1.84 |
| – Diluted | $ 1.88 | $ 1.74 | $ 1.63 | $ 2.14 | $ 1.84 |
| **GROSS MARGIN** | 60.5% | 60.8% | 59.0% | 60.5% | 58.9% |
| **OPERATING MARGIN** | 33.7% | 30.6% | 26.7% | 33.8% | 27.9% |
| **EFFECTIVE TAX RATE** | 16.5% | 24.7% | 23.0% | 21.2% | 19.6% |
| **AVERAGE INVESTED CAPITAL**[4] | $ 4,969 | $ 5,104 | $ 5,551 | $ 6,486 | $ 6,714 |
| **RETURN ON AVERAGE INVESTED CAPITAL**[4] | 19.5% | 17.6% | 15.3% | 17.3% | 14.4% |
| **CASH PROVIDED BY OPERATIONS** | $ 817 | $ 936 | $ 640 | $ 647 | $ 598 |
| **CASH DIVIDENDS DECLARED PER COMMON SHARE**[5] | $ 0.7076 | $ 1.7360 | $ 0.7880 | $ 0.8466 | $ 0.8886 |
| **DIVIDEND PAYOUT RATIO**[5,6] | 37.5% | 99.2% | 48.3% | 39.4% | 48.3% |
| **AS OF APRIL 30:** | | | | | |
| **TOTAL ASSETS** | $ 6,522 | $ 6,373 | $ 7,777 | $ 8,166 | $ 8,086 |
| **LONG-TERM DEBT** | $ 2,354 | $ 2,019 | $ 2,678 | $ 2,372 | $ 2,421 |
| **TOTAL DEBT** | $ 2,559 | $ 2,269 | $ 2,913 | $ 3,100 | $ 2,733 |

1. Results for fiscal 2021 include a pre-tax gain on sale of $127 million from the divestiture of Early Times, Canadian Mist, and Collingwood and related assets.

2. Results for fiscal 2024 include a pre-tax gain on sale of $92 million from the divestiture of Finlandia and a pre-tax gain on sale of $175 million from the divestiture of Sonoma-Cutrer and related assets.

3. Results for fiscal 2025 include a $78 million gain on the sale of our investment in the Duckhorn Portfolio Inc.

4. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Presentation Basis—Non-GAAP Financial Measures" for details on our use of "return on average invested capital," including how we calculate this measure and why we think this information is useful to readers.

5. Cash dividends declared per common share and the dividend payout ratio include special cash dividends of $1.00 in fiscal 2022.

6. We define dividend payout ratio as cash dividends divided by net income.

To learn more about our commitments, progress, and performance, visit brown-forman.com/our-commitments.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

---

**Form 10-K**

**(Mark One)**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended April 30, 2025**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _________ to __________**

**Commission File Number 001-00123**

# BROWN-FORMAN CORPORATION

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **61-0143150** |
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |
| **850 Dixie Highway** | |
| **Louisville, Kentucky** | **40210** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code **(502) 585-1100**
Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Class A Common Stock (voting), $0.15 par value | BFA | New York Stock Exchange |
| Class B Common Stock (nonvoting), $0.15 par value | BFB | New York Stock Exchange |
| 1.200% Notes due 2026 | BF26 | New York Stock Exchange |
| 2.600% Notes due 2028 | BF28 | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☑ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value, as of the last business day of the most recently completed second fiscal quarter, of the voting and nonvoting equity held by nonaffiliates of the registrant was approximately $14,700,000,000.

The number of shares outstanding for each of the registrant's classes of Common Stock on June 9, 2025, was:

| | |
|---|---|
| Class A Common Stock (voting), $0.15 par value | 169,143,808 |
| Class B Common Stock (nonvoting), $0.15 par value | 303,608,875 |

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of Registrant's Proxy Statement for use in connection with the Annual Meeting of Stockholders to be held on or about July 24, 2025, are incorporated by reference into Part III of this report.

## Table of Contents

**Important Information on Forward-Looking Statements:**

This report contains statements, estimates, and projections that are "forward-looking statements" as defined under U.S. federal securities laws. Words such as "aim," "ambition," "anticipate," "aspire," "believe," "can," "continue," "could," "envision," "estimate," "expect," "expectation," "intend," "may," "might," "plan," "potential," "project," "pursue," "see," "seek," "should," "will," "would," and similar words indicate forward-looking statements, which speak only as of the date we make them. Except as required by law, we do not intend to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. By their nature, forward-looking statements involve risks, uncertainties, and other factors (many beyond our control) that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Part I under "Item 1A. Risk Factors" and those described from time to time in our future reports filed with the Securities and Exchange Commission, including:

- Our substantial dependence upon the continued growth of the Jack Daniel's family of brands
- Substantial competition from new entrants, consolidations by competitors and retailers, and other competitive activities, such as pricing actions (including price reductions, promotions, discounting, couponing, or free goods), marketing, category expansion, product introductions, or entry or expansion in our geographic markets or distribution networks
- Disruption of our distribution network or inventory fluctuations in our products by distributors, wholesalers, or retailers
- Risks from changes to the trade policies, tariffs, and import and export regulations of the United States or foreign governments and the effectiveness of our actions to mitigate the negative impact on our margins, sales, and/or distributors
- Changes in consumer preferences, consumption, or purchase patterns – particularly away from larger producers in favor of small distilleries or local producers, or away from brown spirits, our premium products, or spirits generally, and our ability to anticipate or react to them; further legalization of marijuana; bar, restaurant, travel, or other on-premise declines; shifts in demographic or health and wellness trends; or unfavorable consumer reaction to new products, line extensions, package changes, product reformulations, or other product innovation
- Route-to-consumer changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in higher fixed costs
- Production facility, aging warehouse, or supply chain disruption
- Imprecision in supply/demand forecasting
- Higher costs, lower quality, or unavailability of energy, water, raw materials, product ingredients, or labor
- Risks associated with acquisitions, dispositions, business partnerships, or investments – such as acquisition integration, termination difficulties or costs, or impairment in recorded value
- Unfavorable global or regional economic conditions and related economic slowdowns or recessions, low consumer confidence, high unemployment, weak credit or capital markets, budget deficits, burdensome government debt, austerity measures, higher interest rates, higher taxes, political instability, higher inflation, deflation, lower returns on pension assets, or lower discount rates for pension obligations
- Impact of health epidemics and pandemics, and the risk of the resulting negative economic impacts and related governmental actions
- Product recalls or other product liability claims, product tampering, contamination, or quality issues
- Negative publicity related to our company, products, brands, marketing, executive leadership, employees, Board of Directors, family stockholders, operations, business performance, or prospects
- Failure to attract or retain key executive or employee talent
- Risks associated with being a U.S.-based company with a global business, including commercial, political, and financial risks; local labor policies and conditions; compliance with local trade practices and other regulations; terrorism, kidnapping, extortion, or other types of violence; and health pandemics
- Failure to comply with anti-corruption laws, trade sanctions and restrictions, or similar laws or regulations
- Fluctuations in foreign currency exchange rates, particularly due to a stronger U.S. dollar
- Changes in laws, regulatory measures, or governmental policies, especially those affecting production, importation, marketing, labeling, pricing, distribution, sale, or consumption of our beverage alcohol products
- Tax rate changes (including excise, corporate, sales or value-added taxes, property taxes, payroll taxes, import and export duties, and tariffs) or changes in related reserves, changes in tax rules or accounting standards, and the unpredictability and suddenness with which they can occur
- Decline in the social acceptability of beverage alcohol in significant markets
- Significant additional labeling or warning requirements or limitations on availability of our beverage alcohol products
- Counterfeiting and inadequate protection of our intellectual property rights
- Significant legal disputes and proceedings, or government investigations
- Cyberbreach or failure or corruption of our key information technology systems or those of our suppliers, customers, or direct and indirect business partners, or failure to comply with personal data protection laws
- Our status as a family "controlled company" under New York Stock Exchange rules, and our dual-class share structure

**Use of Non-GAAP Financial Information.** Certain matters discussed in this report, including the information presented in Part II under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," include measures that are not measures of financial performance under U.S. generally accepted accounting principles (GAAP). These non-GAAP measures should not be considered in isolation or as a substitute for any measure derived in accordance with GAAP, and also may be inconsistent with similarly titled measures presented by other companies. In Part II under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," we present the reasons we use these measures under the heading "Non-GAAP Financial Measures," and we reconcile these measures to the most closely comparable GAAP measures under the heading "Results of Operations."

## PART I

**Item 1. *Business***

**Overview**

Brown-Forman Corporation (the "Company," "Brown-Forman," "we," "us," or "our" below) was incorporated under the laws of the State of Delaware in 1933, successor to a business founded in 1870 as a partnership and later incorporated under the laws of the Commonwealth of Kentucky in 1901. We primarily manufacture, distill, bottle, import, export, market, and sell a wide variety of beverage alcohol products under recognized brands. We employ approximately 5,000 people (excluding individuals who work on a part-time or temporary basis) on six continents, including approximately 2,000 people in the United States (approximately 7% of whom are represented by a union) and 800 people in Louisville, Kentucky, USA, home of our world headquarters. According to International Wine & Spirit Research (IWSR), we are the largest American-owned spirits and wine company with global reach. We are a "controlled company" under New York Stock Exchange rules because the Brown family owns more than 50% of our voting stock.

For a discussion of recent developments, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary."

**Brands**

Beginning in 1870 with Old Forester Kentucky Straight Bourbon Whisky – our founding brand – and spanning the generations since, we have built a portfolio of more than 40 spirit, ready-to-drink (RTD) cocktail, and wine brands that includes some of the best-known and most loved trademarks in our industry. The most important and iconic brand in our portfolio is Jack Daniel's Tennessee Whiskey, the #1 selling American whiskey in the world.[1] Within the Jack Daniel's portfolio, our super-premium offerings, Jack Daniel's Triple Mash Blended Straight Whiskey and Jack Daniel's 12 Year Old, received World's Best Awards from the World Whiskey Awards 2025. Our premium bourbons, Woodford Reserve and Old Forester, were recognized by the San Francisco Spirits Competition in 2025, where Woodford Double Double Oaked won Gold, Old Forester 1920 won Double Gold (the highest honor), and Old Forester 1897 Bottled in Bond won Gold.

**Principal Brands**

| | |
|---|---|
| Jack Daniel's Tennessee Whiskey | el Jimador Tequilas[4] |
| Jack Daniel's RTD[2] | el Jimador New Mix RTD |
| Jack Daniel's Tennessee Honey | Herradura Tequilas[6] |
| Gentleman Jack Rare Tennessee Whiskey | Korbel California Champagnes[5] |
| Jack Daniel's Tennessee Apple | Korbel California Brandy[5] |
| Jack Daniel's Tennessee Fire | Old Forester Whiskey Row Series |
| Jack Daniel's Single Barrel Collection[3] | Old Forester Kentucky Straight Bourbon Whisky |
| Jack Daniel's Sinatra Select | Old Forester Single Barrel Straight Bourbon Whisky |
| Jack Daniel's Bonded Tennessee Whiskey | Diplomático Rums[6] |
| Jack Daniel's Winter Jack | Chambord Liqueur |
| Jack Daniel's Bonded Tennessee Rye | Gin Mare[6] |
| Jack Daniel's Triple Mash Blended Straight Whiskey | The Glendronach Single Malt Scotch Whiskies[6] |
| Jack Daniel's American Single Malt | Benriach Single Malt Scotch Whiskies[6] |
| Jack Daniel's 12 Year Old | Glenglassaugh Single Malt Scotch Whiskies[6] |
| Woodford Reserve Kentucky Bourbon | Fords Gin |
| Woodford Reserve Double Oaked | Slane Irish Whiskey |
| Woodford Reserve Kentucky Rye Whiskey | |
| Woodford Reserve Double Double Oaked | |
| Woodford Reserve Batch Proof | |

---

[1]IWSR 2024 Data.

[2]Jack Daniel's RTD includes Jack Daniel's & Coca-Cola RTD, Jack Daniel's & Cola, Jack Daniel's Double Jack, Jack Daniel's Country Cocktails, and other malt- and spirit-based Jack Daniel's RTDs.

[3]The Jack Daniel's Single Barrel Collection includes Jack Daniel's Single Barrel Select, Jack Daniel's Single Barrel Barrel Proof, Jack Daniel's Single Barrel - Barrel Proof Rye, and other Jack Daniel's Single Barrel special-release expressions.

[4]el Jimador Tequilas comprise all full-strength expressions of el Jimador.

[5]Korbel is not an owned brand and we sell Korbel products under contract in the United States and other select markets. On May 9, 2025, the Company announced the end of the sales, marketing, and distribution relationship, effective June 30, 2025.

[6]Comprises all expressions of this brand.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal 2025 Brand Highlights" for brand performance details.

Our vision in marketing is to be the best brand-builder in the industry. We build our brands by investing in platforms that we believe create enduring connections with our consumers. These platforms cover a wide spectrum of activities, including media advertising (TV, radio, print, outdoor, digital, and social), consumer and trade promotions, sponsorships, and visitors' center programs at our distilleries. We aim to grow our sales and profits by consistently delivering creative, responsible marketing programs that drive brand recognition, brand trial, brand loyalty, and, ultimately, consumer demand around the world.

**Markets**

We sell our products in over 170 countries. The United States, our most important market, accounted for 44% of our net sales in fiscal 2025, and the other 56% were outside of the United States. The table below shows the percentage of total reported net sales for our top markets in our three most recent fiscal years:

**Percentage of Total Reported Net Sales by Geographic Area**

|  | Year ended April 30 | | |
|---|---|---|---|
|  | 2023 | 2024 | 2025 |
| **United States** | 47 % | 45 % | 44 % |
| **Mexico** | 6 % | 7 % | 7 % |
| **Germany** | 6 % | 6 % | 6 % |
| **Australia** | 5 % | 5 % | 5 % |
| **United Kingdom** | 5 % | 4 % | 4 % |
| **Other** | 31 % | 32 % | 33 % |
| **TOTAL** | 100 % | 100 % | 100 % |

*Note: Totals may differ due to rounding*

For details about net sales in our top markets, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal 2025 Market Highlights." For details about our reportable segment and for additional geographic information about net sales and long-lived assets, see Note 20 to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data." For details on risks related to our global operations, see "Item 1A. Risk Factors."

**Distribution Network and Customers**

Our distribution network, or our "route to consumer" (RTC), varies depending on (a) the laws and regulatory framework for trade in beverage alcohol by market, (b) our assessment of a market's long-term attractiveness and competitive dynamics, (c) the relative profitability of distribution options available to us, (d) the structure of the retail and wholesale trade in a market, and (e) our portfolio's development stage in a market. As these factors change, we evaluate our RTC strategy and, from time to time, adapt our model.

In the United States, which generally prohibits spirits and wine manufacturers from selling their products directly to consumers, we sell our products either to distributors or to state governments (in states that directly control alcohol sales) that then sell to retail customers and consumers.

Outside the United States, we use a variety of RTC models, which can be grouped into three categories: owned distribution, partner, and government-controlled markets. We own and operate distribution companies for Australia, Belgium and Luxembourg, Brazil, Czechia, France, Germany, Japan, Mexico, Poland, Slovakia, South Korea, Spain, Taiwan, Thailand, Türkiye, and the United Kingdom. Effective May 1, 2025, we launched our own distribution company in Italy. In these owned-distribution markets, and in a large portion of the Travel Retail channel, we sell our products directly to retailers or wholesalers. In many other markets, we rely on third parties to distribute our brands, generally under fixed-term distribution contracts. In Canada, we sell our products to provincial governments.

We believe that our customer relationships are good and that our exposure to concentrations of credit risk is limited due to the diverse geographic areas covered by our operations and our thorough evaluation of each customer. In fiscal 2025, our two largest customers accounted for approximately 13% and 11% of consolidated net sales, respectively. No other customer accounted for 10% or more of our consolidated net sales in fiscal 2025.

**Seasonality**

Holiday buying makes the fourth calendar quarter (generally our third fiscal quarter) the peak season for our business. Approximately 27%, 28%, and 29% of our reported net sales for fiscal 2023, fiscal 2024, and fiscal 2025, respectively, were in the fourth calendar quarter.

**Competition**

Trade information indicates that we are one of the largest global suppliers of premium spirits. According to IWSR, for calendar year 2024, the ten largest global spirits companies controlled over 20% of the total spirits volume sold around the world. While we believe that the overall market environment offers considerable growth opportunities for us, our industry is, and will remain, highly competitive. We compete against many global, regional, and local brands in a variety of categories of beverage alcohol, but our brands compete primarily in the industry's premium-and-above price points. Our competitors include major global spirits companies, such as Bacardi Limited, Becle S.A.B. de C.V., Davide Campari-Milano N.V., Diageo PLC, LVMH Moët Hennessy Louis Vuitton SE, Pernod Ricard SA, Rémy Cointreau, and Suntory Global Spirits. In addition, particularly in the United States, we compete with national companies and craft spirit brands, many of which entered the market in the last few years.

Brand recognition, brand provenance, quality of product and packaging, availability, flavor profile, and price affect consumers' choices among competing brands in our industry. Other factors also influence consumers, including advertising, promotions, merchandising at the point of sale, expert or celebrity endorsement, social media and word of mouth, and the timing and relevance of new product introductions. Although some competitors have substantially greater resources than we do, we believe that our competitive position is strong, particularly as it relates to brand awareness, quality, availability, and relevance of new product introductions.

**Ingredients and Other Supplies**

The principal raw materials used in manufacturing and packaging our distilled spirits, liqueurs, and RTD products are shown in the table below.

**Principal Raw Materials**

| Distilled Spirits | Liqueurs | RTD Products | Packaging |
|---|---|---|---|
| Agave | Flavorings | Carbon dioxide | Aluminum cans |
| Barley | Neutral spirits | Flavorings | Cartons |
| Corn | Sugar | Malt | Closures |
| Malted barley | Water | Neutral spirits | Glass bottles |
| Molasses | Whiskey | Sugar | Labels |
| Rye | Wine | Tequila | PET[1] bottles |
| Sugar | | Water | |
| Water | | Whiskey | |
| Wood | | | |

[1]Polyethylene terephthalate (PET) is a polymer used in non-glass containers.

None of these raw materials are currently in short supply, but shortages could occur in the future. From time to time, our agricultural ingredients (agave, barley, corn, malted barley, molasses, rye, sugar, and wood) could be adversely affected by weather and other forces out of our control that might constrain supply or reduce our inventory below desired levels for optimum production.

Whiskeys, certain tequilas, rums, and some other distilled spirits must be aged. Because we must produce these distilled spirits years in advance to meet projected future demand, our inventories of these products may be larger in relation to sales and total assets than in many other businesses.

For details on risks related to the unavailability of raw materials and the inherent uncertainty in forecasting supply and demand, see "Item 1A. Risk Factors."

**Intellectual Property**

Our intellectual property includes trademarks, copyrights, proprietary packaging and trade dress, proprietary manufacturing technologies, know-how, and patents. Our intellectual property, especially our trademarks, is essential to our business. We register our trademarks broadly around the world, focusing primarily on where we sell or expect to sell our products. We protect our intellectual property rights vigorously but fairly. We have licensed some of our trademarks to third parties for use with services or on products other than alcoholic beverages, which we believe enhances the awareness and protection of our brands. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained. We also have various licenses and distribution agreements for the production, sale, and marketing of our products, and for the sale and marketing of products of others. These licenses and distribution agreements have varying terms and durations.

For details on risks related to the protection of our intellectual property, see "Item 1A. Risk Factors." For details on our most important brands, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal 2025 Brand Highlights."

**Regulatory Environment**

Federal, state, local, and foreign authorities regulate how we produce, store, transport, distribute, market, and sell our products. Some countries and local jurisdictions prohibit or restrict the marketing or sale of distilled spirits in whole or in part.

In the United States, at the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury regulates the spirits and wine industry with respect to the production, blending, bottling, labeling, advertising, sales, and transportation of beverage alcohol. Similar regulatory regimes exist at the state level and in most non-U.S. jurisdictions where we sell our products. In addition, beverage alcohol products are subject to customs duties, excise taxes, and/or sales taxes in many countries, including taxation at the federal, state, and local level in the United States.

Many countries set their own distilling and maturation requirements. For example, under U.S. federal and state regulations, bourbon and Tennessee whiskeys must be aged in new, charred oak barrels; we typically age our whiskeys at least three years. Mexican authorities regulate the production and bottling of tequilas; they mandate minimum aging periods for *extra añejo* (three years), *añejo* (one year), and *reposado* (two months). Irish whiskey must be matured at least three years in a wood cask, such as oak, on the island of Ireland. Scotch whisky must be matured in oak casks for at least three years in Scotland. We comply with all of the applicable laws and regulations.

Our operations are also subject to various environmental protection statutes and regulations, and our policy is to comply with them. Complying with these statutes and regulations has not materially impacted our capital expenditures, earnings, or competitive position, and is not expected to have a material impact during fiscal 2026.

**Integrated Strategy and Performance**


RESPECT
TRUST
TEAMWORK
EXCELLENCE
INTEGRITY
NOTHING BETTER
IN THE MARKET


PORTFOLIO
ALCOHOL RESPONSIBILITY
GEOGRAPHY
CULTURE AND INCLUSION
PEOPLE
COMMUNITY RELATIONS
INVESTMENT
ENVIRONMENTAL SUSTAINABILITY
NOTHING BETTER
IN THE MARKET

For more than 150 years, Brown-Forman and the Brown family have been committed to driving sustainable growth and preserving Brown-Forman as a thriving, family-controlled, independent company. The image on the left illustrates our highest ambition, "Nothing Better in the Market," surrounded by the values that have guided us for decades: integrity, respect, trust, teamwork, and excellence. In addition to these guiding principles, our success depends on several strategic priorities, as illustrated in the image on the right: the quality of our brands within our portfolio, our geographic reach, the talent and diversity of our people, and the return on our investments. Moreover, taking an integrated approach means that many aspects of our company contribute to this value creation and are fundamental to our strategy, including our spirit of commitment to environmental sustainability, alcohol and marketing responsibility, culture and inclusion, and to building communities in which we live and work.

Over the past five fiscal years, we faced a challenging, volatile environment, including supply chain disruptions and a global pandemic. Our employees' unique mix of agility, resilience, energy, and collaboration enabled us to succeed despite these challenges. Our values drive our decisions, and our core purpose and our highest ambition continue to guide us as we move forward to a reimagined future with renewed enthusiasm for the opportunities that lie ahead. We believe we are well positioned to navigate the ever-changing landscape. We will make bold moves with a commitment to improve continuously as we work together to deliver sustained long-term growth.

This Integrated Annual Report on Form 10-K for the fiscal year ended April 30, 2025, presents not only our financial performance but also our environmental, social, and governance strategies, commitments, and results. It provides a more holistic view of Brown-Forman, our culture, our strategic approach to our business, and how we achieve results.

***Portfolio and Responsibility***

We seek to build brands and create stockholder value responsibly by delivering strong, sustainable growth, solid margins, and high returns on invested capital. We focus on building brands that can be meaningful for our company and our legal drinking age consumers (consumers) over the longer term. We aim to grow our premium spirits portfolio both organically and through innovation. Opportunistically and thoughtfully, we also consider acquisitions and partnerships that will enhance our capacity to deliver meaningful growth, improve margins, and increase stockholder returns.

We strive to grow our brands and enhance consumers' experience with them. Even as we do so, we remain committed to marketing our brands responsibly and promoting responsible drinking. Regulation of our industry is not new, and external interest from the World Health Organization and other health bodies has grown over time. We uphold high standards of self-regulation by adhering to industry guidelines on responsible marketing and advertising. We promote alcohol responsibility both independently and with industry organizations, such as the International Alliance for Responsible Drinking, the Foundation for Advancing Alcohol Responsibility (responsibility.org) in the United States, the Portman Group in the United Kingdom, DrinkWise in Australia, and FISAC in Mexico.

The Jack Daniel's family of brands, led by Jack Daniel's Tennessee Whiskey (JDTW), is our most valuable asset – the engine of our overall financial performance and the foundation of our leadership position in the American whiskey category.[1] We strive to strengthen the brand's leadership position continually, and will work steadfastly to keep JDTW relevant to consumers worldwide. We will also pursue opportunities to grow the Jack Daniel's family of brands across markets, premium-and-above price points, channels, and consumer groups. Product innovation continues to contribute meaningfully to our performance. Different Jack Daniel's expressions have brought new consumers to the franchise, including Jack Daniel's Tennessee Honey (2011), Jack Daniel's Tennessee Fire (2015), Jack Daniel's Tennessee Apple (2019), Jack Daniel's 10 Year Old (2021), Jack Daniel's Bonded Tennessee Whiskey and Triple Mash Blended Straight Whiskey (2022), Jack Daniel's Bonded Rye - Tennessee Rye Whiskey, Jack Daniel's American Single Malt, and Jack Daniel's 12 Year Old (2023), Jack Daniel's Single Barrel - Barrel Proof Rye (2024), and our most recent launch, Jack Daniel's 14 Year Old (2025), which individually and collectively add great value to the company and to our consumers the world over.

In addition to the leadership of our Jack Daniel's family of brands, we expect strong worldwide growth from our other whiskey brands, particularly Woodford Reserve and Old Forester. Woodford Reserve is the leading super-premium American whiskey globally,[1] growing volumes at a strong double-digit compound annual growth rate since the brand was introduced over 25 years ago. Woodford Reserve sold over 1.8 million nine-liter cases for the fiscal year ended April 30, 2025. We believe the brand is poised for continued growth as the bourbon category continues to grow around the world. Old Forester has continued its return to prominence in the United States and in select international markets. Innovation has played an important role in the premiumization of both of these brands, including the success of high-end expressions such as Woodford Reserve Double Oaked, Woodford Reserve Double Double Oaked, and the Old Forester Whiskey Row Series.

Outside of our American whiskey brands, we believe our portfolio remains well positioned in other high-growth categories, with meaningful premium brands and a focus on accelerating our super-premium portfolio. Our tequila portfolio is led by two brands steeped in Mexican heritage, Herradura and el Jimador. We remain committed to the growth of our tequila business in the United States and the long-term growth prospects of this business globally. We believe that our Scotch whiskies The Glendronach, Benriach, and Glenglassaugh, and our Irish whiskey, Slane, are well positioned in their respective categories. We expect them all to contribute meaningfully over the longer term. In addition, the acquisitions of Gin Mare (2022) and Diplomático (2023) provide us with leadership positions in the super-premium-and-above gin and rum categories, respectively, and we look to grow these brands globally.

Our RTD portfolio continues to evolve globally. In June 2022, we jointly announced a global relationship with The Coca-Cola Company to introduce the iconic Jack & Coke cocktail as a branded, ready-to-drink, pre-mixed cocktail. Since the announcement, we have launched the product in over 25 markets, including top RTD markets such as the United States, Japan, the United Kingdom, Mexico, and Germany. Starting in 2021, Jack Daniel's Country Cocktails in the United States are produced, sold, and distributed under our relationship with the Pabst Brewing Company.

We appreciate the power of our brands to enrich the experience of life, and we believe it is our duty to ensure that our products are marketed with deep respect for our consumers. Our mission for alcohol responsibility is to empower mindful choices around beverage alcohol. We launched the Pause campaign in 2019. Pause is Brown-Forman's driving effort to encourage mindful choices. In 2022, we launched our 2030 Alcohol Responsibility strategy to prioritize strategic programs and partnerships, in-market tools and resources, and to continue empowering our employees and business partners. We execute our 2030 Alcohol Responsibility strategy through the lens of our Pause campaign to showcase the importance of alcohol responsibility and inspire action among our consumers, colleagues, and business partners.

*Geography*

The United States remains our largest market, and growth there is important to our long-term success. We expect to foster this growth by emphasizing fast-growing spirits categories, continuing product and packaging innovation, and building brands within growing consumer segments. This includes increasing emphasis on inclusive, digital, and integrated marketing and the growth of our e-commerce capabilities to better connect and engage with consumers where they are.

Outside the United States, our improved routes to consumers continue to increase our competitiveness. Owned distribution enables us to have a more direct connection with customers and consumers, and is an important part of our strategic growth. In May 2025, we established our owned-distribution organization in Italy.

---

[1]IWSR 2024 Data

*People, Culture, Ethics, and Compliance*

As we work to increase our brands' relevance and appeal to diverse consumer groups around the world, we believe a diversity of experiences, perspectives, and mindsets within our own workforce is essential. Our strategy is to embed inclusion into everything we do. We prioritize initiatives that help us build a workforce that reflects our global consumers, create a culture of inclusion, retain and expand our consumer base, and be a good neighbor in our communities. We believe this will make us a better employer, help us build iconic brands, and make us a more sustainable business.

One of the main drivers of our inclusive culture is the continued growth and leadership of our ten Employee Resources Groups (ERGs), which are open to all employees. We believe ERGs are instrumental in enriching our company's culture and our employees' experience by supporting development and engagement of our diverse workforce; driving cultural awareness and competency across the organization; enabling authentic engagement with our consumers; and creating spaces for our employees and their allies to connect with, support, and advocate for one another.

Our core values of integrity, respect, trust, teamwork, and excellence form the foundation of our ethics and compliance program. "Values Drive Decisions" is the key theme of this program, and we use it to teach our employees to rely on our values when faced with a difficult decision and to "speak up" if they believe they, a colleague, or a business partner may have violated the law, our Code of Conduct, or company policy. In countries where we operate, we offer a third-party service to employees and others who choose to "speak up" anonymously. As we train our managers, we reinforce our commitment to non-retaliation and maintaining a "speak up" culture.

We convey our compliance expectations to employees via our Code of Conduct, and our employees certify annually that they will comply with it and report potential violations. The Code of Conduct details our expectations with respect to different risks scenarios; provides links to Q&As, policies, and training; and gives contact details for subject-matter experts. We refresh our Code of Conduct and certification annually and make it available in 13 languages.

*Investment and Sustainability*

For over a century and a half, we have learned that long-term success requires investment and a mindset of sustainability. We understand the need to invest in our brands, global supply chain facilities, homeplace and visitor centers, and aging inventory. We also understand the importance of investing in our people, communities, and the environment. We recognize that climate change is a business issue with risks and opportunities. As such, we are committed to actions that will ensure the long-term health of the planet and our business. In fiscal 2025, we revised our 2030 Sustainability Strategy to account for our current organization and to align our efforts with industry best practices and the most current climate science. Our goals broaden our focus beyond business operations to include our supply chain, where the majority of our environmental footprint resides. With this evolving strategy, we have a roadmap for continued progress over the next quarter-century.

## OUR SUSTAINABILITY ROADMAP

### 2025
▶ Announce refreshed sustainability targets
▶ Engage with 100% of our direct farmers on regenerative agricultural practices (Achieved)

### 2030
▶ Reduce Scope 1+2 by 42% from 2023 baseline
▶ Reduce Scope 3 by 25% from 2023 baseline
▶ 100% of electricity from renewable sources
▶ 100% of our high-risk watersheds achieve water balance
▶ Offer 100% recyclable / reusable primary packaging

### 2035
▶ Support regenerative agriculture practices on 50,000 acres
▶ Support sustainable forestry management practices on 50,000 acres

### 2045
▶ Reduce Scope 1, 2, 3 by 90% by 2045 from 2023 baseline

Our continued investments in renewable energy and resource stewardship underscore our long-term focus:

- *Renewable Electricity:* In fiscal 2024, we installed a rooftop solar system at our Newbridge bottling plant in Edinburgh, Scotland, in partnership with YLEM Energy.

- *Byproducts to Energy:* In fiscal 2025, construction continued on the anaerobic digester project at the Jack Daniel Distillery that will convert a portion of the distillery byproducts to renewable energy and fertilizer. The project is expected to become operational in fiscal 2026.

- *Water Stewardship:* In fiscal 2025, we continued our work with Waterplan to improve the measurement of water- related risk at our production facilities and to identify opportunities for water efficiency improvements and water reuse at our Casa Herradura facility. We will expand this collaboration in fiscal 2026 to begin measuring water risk in our supply chain and further enhance our water stewardship program.

- *Sustainable Agriculture:* In fiscal 2024, our Woodford Reserve Distillery announced a five-year commitment to purchase the rye grown by Kentucky farmers as part of the Rye in Kentucky research being led by the University of Kentucky. In fiscal 2024, we met our target to engage with 100% of our direct farmers on regenerative agriculture practices and continued engaging with direct farmers in fiscal 2025.

- *Sustainable Forestry:* In fiscal 2024, the Jack Daniel Seed Orchard and our continued relationship with the University of Tennessee celebrated its 25th anniversary. In addition, the Tennessee Forestry Association, supported by Jack Daniel's, announced that it received a grant from the National Fish and Wildlife Federation to engage with family forest landowners on sustainable management practices to improve Tennessee's shortleaf pine and white oak forests.

### *Community*

We strive to be a responsible and caring corporate citizen and invest in the communities where employees live and work. We encourage employees to participate in philanthropic outreach efforts through company-led volunteer projects and nonprofit board service. This employee engagement, as well as our philanthropic contributions, further promote Brown-Forman's caring culture and commitment to community.

We continue to expand our community engagement in Brown-Forman global office locations, allowing those employees closest to the needs of their communities to decide how to invest their volunteer time and charitable-giving resources. We leverage our key community relations partners to stay informed of collaborative opportunities where we work and live and to shape our charitable-giving strategy to meet the essential needs of the communities that sustain us. We created the Brown-Forman Foundation (the Foundation) in fiscal 2018 to help fund our ongoing philanthropic endeavors, with an emphasis on the communities surrounding Brown-Forman's headquarters in Louisville, KY. The Foundation's resources provide a consistent source of support for charitable giving independent of our annual earnings. We work to partner with organizations that support our key focus areas: amplify arts and culture, invest in lifelong learning, and cultivate community. As part of our commitment to be better and do better as neighbors, the Foundation made a 10-year, $50 million commitment to five organizations in west Louisville in fiscal 2022, which is the largest investment in its history. Our partner organizations include AMPED, the

Louisville Central Community Center, the Louisville Urban League, Simmons College of Kentucky, and the West End School. Together, these organizations will advance educational opportunities from early childhood through adult learning.

In summary, we believe that having a long-term-focused, committed, and engaged stockholder base, anchored by the Brown family, gives us a distinct strategic advantage, particularly in a business with multi-generational brands and products that must be aged. We are committed to continually improving our environmental, social, and governance performance and acting upon our deeply held values. Recognizing the strong cash-generating capacity and the capital efficiency of our business, we will continue to pursue top-tier stockholder return through stockholder-friendly capital allocation and socially and environmentally conscious investments to fuel long-term growth.

**Human Capital Resources**

*Overview*

We put our values at the forefront of all our decisions and actions in an effort to make our employees feel respected, safe, and supported so they can make, market, and sell our products with the finest craftsmanship, quality, and care. What enables our success are the approximately 5,000 people (excluding individuals that work on a part-time or temporary basis) we employ in over 45 countries around the world. This includes approximately 3,300 salaried employees and 1,700 hourly employees, with the largest percentage of our employees residing within the United States, Mexico, and the United Kingdom. We believe our employee engagement is high, tenure is above average, and our voluntary turnover rate is low.

*Total Rewards*

We pay our employees fairly and competitively. Each fiscal year, we review the compensation for all salaried roles both internally and externally, ensuring every employee is paid fairly compared to the work they do and competitively against the external market. All roles are priced based on external compensation survey data for the market where the employee resides. We refresh our external data annually and monitor pay equity at least annually or when positions become open in a given market.

*Talent Development*

We continually seek opportunities to develop our employees to ensure we have the capabilities to grow our business. We do this through a combination of succession planning, planned learning, short-term assignments, international opportunities, and thoughtful talent management. Given our low voluntary turnover, we are intentional about moving employees through new roles, ensuring that they have the opportunity to learn new skills. We track all internal movement and believe that we are providing an appropriate level of growth and development for our employees.

*Culture & Inclusion*

We believe an inclusive organization can attract stronger talent, generate more innovative thinking, and build brands that resonate with a broad spectrum of consumers, ultimately leading to enhanced business performance.

In fiscal 2025, we evolved our inclusion strategy while reinforcing our commitment to creating an inclusive culture and ensuring our workforce mirrors our global, dynamic consumer base. To achieve these commitments, we focus our inclusion efforts on four strategic pillars: our colleagues, our culture, our consumers, and our community.

*Workforce Stability*

We continue to experience low voluntary turnover among our salaried population. We analyze our quantitative and qualitative attrition data regularly, and our voluntary turnover among salaried employees remains consistent with our historical levels. We will continue to monitor our data carefully to ensure that we identify trends related to attraction, retention, and engagement of our workforce globally.

## Executive Officers

### *Information about Our Executive Officers*

The following persons served as executive officers as of June 13, 2025:

| Name | Age | Principal Occupation and Business Experience |
|---|---|---|
| Lawson E. Whiting | 56 | President and Chief Executive Officer since January 2019. Executive Vice President and Chief Operating Officer from October 2017 to December 2018. Executive Vice President and Chief Brands and Strategy Officer from February 2015 to September 2017. Senior Vice President and Chief Brands Officer from January 2013 to January 2015. |
| Michael E. Carr, Jr. | 45 | Executive Vice President, General Counsel and Secretary since May 2024. Vice President, Associate General Counsel - Regional and Corporate Development from October 2022 to April 2024. Vice President, Associate General Counsel - Europe from May 2018 to October 2022. Vice President, Managing Attorney and Assistant Corporate Secretary from September 2013 to May 2018. |
| Leanne D. Cunningham | 55 | Executive Vice President and Chief Financial Officer since March 2023. Senior Vice President and Chief Financial Officer from July 2021 to March 2023. Senior Vice President, Shareholder Relations Officer, Global Commercial Finance, and Financial Planning and Analysis from August 2020 to July 2021. Senior Vice President, Shareholder Relations Officer from August 2019 to July 2020. Senior Vice President, and General Manager - Brown-Forman Brands from May 2015 to July 2019. Vice President, Director of Finance Global Production from October 2013 to April 2015. |
| Marshall B. Farrer | 54 | Executive Vice President, Chief Strategic Growth Officer since March 2024. Executive Vice President, Chief Strategic Growth Officer and President Europe from January 2023 to March 2024. Senior Vice President, President Europe from August 2020 to January 2023. Senior Vice President, Managing Director, Global Travel Retail and Developed APAC Region from August 2018 to July 2020. Senior Vice President, Managing Director, Global Travel Retail from May 2015 to July 2018. Vice President, Managing Director, Jack Daniel's Tennessee Honey from January 2014 to April 2015. |
| Christina M. Graven | 54 | Executive Vice President, Chief Strategy Office since January 2025. Senior Vice President Director, PSA/Total Rewards/Workplaces from October 2024 to January 2025. Senior Vice President Director People Strategy Analytics and Rewards from May 2023 to October 2024. Vice President Director People Strategy Analytics and Rewards from February 2022 to May 2023. Vice President Director Global Talent Management from May 2019 to February 2022. Vice President Director Global Talent Acquisition and People Development from August 2018 to May 2019. Vice President, Director, People Strategy, Acquisition, and Analytics from July 2016 to August 2018. Vice President, Director People Planning & Analytics from May 2015 to July 2016. Vice President Director Corporate Analytics from May 2012 to May 2015. |
| Michael A. Masick | 46 | Executive Vice President, Americas since January 2025. Executive Vice President, Emerging International from July 2024 to January 2025. Vice President Managing Director, LAR/Africa/Ukraine/CIS/Russia from August 2022 to July 2024. Vice President General Manager, Latin America from August 2020 to August 2022. Vice President Finance Director, Developed Europe and International Strategy from August 2018 to August 2020. Vice President, Director Corporate Strategy and Business Development from February 2015 to August 2018. Vice President, Director Global Business Strategy and Analysis for Jack Daniel's from January 2013 to February 2015. |
| Timothy M. Nall | 54 | Executive Vice President, Chief Global Supply Chain and Technology Officer since March 2023. Senior Vice President, Chief Global Supply Chain and Technology Officer from March 2022 to March 2023. Senior Vice President, Chief Information and Advanced Analytics Officer from January 2015 to February 2022. Vice President Director Technical Services from May 2013 to December 2014. |
| Diane F. Nguyen | 54 | Executive Vice President Chief People Places and Communications Officer since August 2024. Vice President Human Resources Director - Global Commercial/Corporate Teams from February 2022 to August 2024. Vice President Human Resources Director, Global Commercial Organization from August 2020 to February 2022. Vice President Human Resources Director, Regions from August 2018 to August 2020. Vice President HR Director, North America Region from August 2017 to August 2018. Vice President HR Director, Global Production from January 2013 to August 2017. |
| Yiannis Pafilis | 54 | Executive Vice President, Europe/Africa/APAC since January 2025. Executive Vice President and President, Europe from March 2024 to January 2025. Senior Vice President, Managing Director of Germany, Czechia, Poland and Europe Commercial Strategy from September 2023 to February 2024. Vice President, Managing Director of Germany, Czechia, Poland and Europe Strategy from October 2022 to August 2023. Vice President, Managing Director of Germany, Czechia and Europe Commercial Strategy from August 2020 to September 2022. Vice President, General Manager of Germany and Czechia from September 2017 to July 2020. General Manager of Russia from July 2014 to August 2017. |

| Name | Age | Principal Occupation and Business Experience |
|------|-----|---------------------------------------------|
| Crystal L. Peterson | 54 | Executive Vice President, Chief Inclusion and Global Community Relations Officer since March 2023. Senior Vice President, Chief Inclusion and Global Community Relations Officer from June 2022 to March 2023. Vice President and Chief Diversity Officer from February 2022 to June 2022. Vice President and Human Resources Director - Global Production, Diversity and Inclusion from March 2021 to January 2022. Vice President and Human Resources Director - Global Production from August 2017 to February 2021. Vice President and Human Resources Director - North America Region from May 2015 to July 2017. Human Resources Director - North America Region and Latin America Region from May 2013 to April 2015. |
| Jeremy J. Shepherd | 50 | Executive Vice President, Chief Marketing Officer since January 2025. Executive Vice President, President USA & Canada from March 2023 to January 2025. Senior Vice President, President USA & Canada from July 2022 to March 2023. Vice President, General Manager for the United Kingdom & Ireland from January 2018 to July 2022. Vice President Director Midwest Division from May 2015 to December 2017. Portfolio Integration Director from September 2014 to May 2015. |

**Available Information**

Our website address is www.brown-forman.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports are available free of charge on our website as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission (SEC). The information provided on our website, and any other website referenced herein, is not part of this report, and is therefore not incorporated by reference into this report or any other filing we make with the SEC, unless that information is otherwise specifically incorporated by reference.

On our website, we have posted our Code of Conduct that applies to all our directors and employees, and our Code of Ethics that applies specifically to our senior financial officers. If we amend or waive any of the provisions of our Code of Conduct or our Code of Ethics applicable to our principal executive officer, principal financial officer, or principal accounting officer that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Securities Exchange Act of 1934 Act, as amended, we intend to disclose these actions on our website. We have also posted on our website our Corporate Governance Guidelines and the charters of our Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Executive Committee of our Board of Directors. Copies of these materials are available free of charge by writing to our Secretary at 850 Dixie Highway, Louisville, Kentucky 40210 or emailing Secretary@b-f.com.

**Item 1A.** *Risk Factors*

We believe the following discussion identifies the material risks and uncertainties that could adversely affect our business. If any of the following risks were actually to occur, our business, results of operations, cash flows, or financial condition could be materially and adversely affected. Additional risks not currently known to us, or that we currently deem to be immaterial, could also materially and adversely affect our business, results of operations, cash flows, or financial condition.

**Risks Related to Our Business and Operations**

*Our business performance depends substantially on the continued health of the Jack Daniel family of brands.*

The Jack Daniel's family of brands is the primary driver of our revenue and Jack Daniel's is an iconic global trademark with a loyal consumer fan base. We invest much effort and many resources to protect and preserve the brand's reputation for authenticity, craftsmanship, and quality. A brand's reputational value is based in large part on consumer perceptions, and even an isolated incident that causes harm – particularly one resulting in widespread negative publicity – could adversely influence these perceptions and erode consumer trust and confidence in the brand. Significant damage to the brand equity of the Jack Daniel's family of brands would adversely affect our business. Given the importance of Jack Daniel's to our overall success, a significant or sustained decline in sales of our Jack Daniel's products, as a result of negative publicity or otherwise, would have a negative effect on our financial results. Additionally, if we are not successful in our efforts to maintain or increase the relevance of the Jack Daniel's brand to current and future consumers, our business and operating results could suffer.

*Changes to our route-to-consumer models and consolidation among beverage alcohol producers, distributors, wholesalers, suppliers, and retailers could hinder the marketing, sale, or distribution of our products.*

We use various business models to market and distribute our products in different countries around the world. In the United States, we sell our products either to distributors for resale to retail outlets or e-commerce retailers or, in those states that control alcohol sales, to state governments who then sell them to retail customers and consumers. In our non-U.S. markets, we use a variety of route-to-consumer models, and, in many markets, we rely on third parties to distribute, market, and sell our products. As of May 1, 2025, we owned and operated 17 distribution companies in 18 countries. Transitioning from a third-party distribution model to an owned-distribution model involves a significant undertaking, and subjects us to additional operational and execution risks associated with that geographic region. If we are unsuccessful in our route-to-consumer strategies, including any transition to owned distribution, the sale and marketing of our products could be disrupted.

Changes to any of our route-to-consumer models or distribution partners in important markets could result in temporary or longer-term sales disruption, higher costs, and harm to other business relationships we might have with that partner. Disruption of our distribution network or fluctuations in our product inventory levels at distributors, wholesalers, or retailers could negatively affect our results for a particular period. Moreover, other suppliers, as well as wholesalers and retailers of our brands, offer products that compete directly with ours for shelf space, promotional displays, and consumer purchases. Pricing (including price promotions, discounting, couponing, and free goods), marketing, new product introductions, entry into our distribution networks, and other competitive behavior by other suppliers, and by wholesalers and traditional and e-commerce retailers, could adversely affect our growth, business, and financial results. While we seek to take advantage of the efficiencies and opportunities that large retail customers can offer, they often seek lower pricing and increased purchase volume flexibility, offer competing private label products, and represent a large number of other competing products. If the buying power of these large retail customers continues to increase, it could negatively affect our financial results. Further, while we believe we have sufficient scale to succeed relative to our major competitors, we nevertheless face a risk that continuing consolidation of large beverage alcohol companies could put us at a competitive disadvantage.

Consolidation, whether domestically or internationally, among spirits producers, distributors, wholesalers, suppliers, or retailers and the increased growth of the e-commerce environment across the consumer product goods market has created and could continue to create a more challenging competitive landscape for our products. Consolidation at any level could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to our brands because our brands might represent a smaller portion of the new business portfolio. Furthermore, consolidation of distributors may lead to the erosion of margins. Changes in distributors' strategies, including a reduction in the number of brands they carry, the allocation of shelf space for our competitors' brands, or private label products, may adversely affect our growth, business, financial results, and market share. Our competitors may respond to industry and economic conditions and shifts in consumer behaviors more rapidly or effectively than we do. To remain competitive, we must be agile and efficient in adopting digital technologies and building analytical capabilities, which our competitors may be able to achieve with more agility and resources.

***We are subject to risks from changes to the trade policies, tariffs, and import and export regulations of the U.S. and foreign governments.***

Changes in the import and export policies, including trade restrictions, new or increased tariffs or quotas, embargoes, sanctions and countersanctions, safeguards, or customs restrictions by the United States and foreign governments, could require us to change the way we conduct business and negatively affect our business performance, financial condition, results of operations, and our relationships with customers, suppliers, and employees. Likewise, changes in laws and policies governing foreign trade, manufacturing, development, and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business.

The United States has announced and/or implemented significant new tariffs on imports from a wide range of countries, which has prompted retaliatory tariffs by a number of countries and a cycle of retaliatory tariffs by both the United States and other countries. In early April 2025, actions were taken by the United States and certain other countries to delay the effective date of certain of these tariffs, but as of the date of this report, a number of new tariffs remain in effect. These actions have, and are expected to continue to, result in retaliatory measures on U.S. goods. For example, in March 2025, several Canadian provinces removed all American beverage alcohol from store shelves, including Jack Daniel's, in response to the United States announcing a 25% tariff on goods imported from Canada. If maintained, the newly announced tariffs and the potential escalation of trade disputes could pose a significant risk to our business, including an increase to the cost of our products and, to the extent we absorb the costs of tariffs and do not pass them through to our customers, higher cost of goods sold and lower gross profit and margins. The extent and duration of the tariffs and the resulting impact on general economic conditions on our business are uncertain and depend on various factors, including negotiations between the United States and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products in affected markets. Further, actions we take to adapt to new tariffs or trade restrictions may cause us to modify our operations or forgo business opportunities. Likewise, tariffs and import and export regulations could also limit the availability of our products, prompt consumers to seek alternative products, and provide an opportunity for competitors not subject to such tariffs to establish a presence in markets where we conduct our business.

***Changes in consumer preferences and purchases, any decline in the social acceptability of our products, or governmental adoption of policies disadvantageous to beverage alcohol could negatively affect our business results.***

We are a branded consumer products company in a highly competitive market, and our success depends substantially on our continued ability to offer consumers appealing, high-quality products. Consumer preferences and purchases may shift, often in unpredictable ways, as a result of a variety of factors, including health and wellness trends; changes in economic conditions, demographic, and social trends; public health policies and initiatives; changes in government regulation of beverage alcohol products; concerns or regulations related to product safety; legalization of cannabis and its use on a more widespread basis in the markets where we operate; and changes in trends related to travel, leisure, dining, gifting, entertaining, and beverage consumption. As a result, consumers may begin to shift their consumption and purchases away from our premium and super-premium products, or away from alcoholic beverages entirely. This shift further includes consumption at home as a result of various factors, including shifts in social trends and shifts in the channels for the purchases of our products. These shifts in consumption and purchasing channels could adversely impact our profitability. Consumers may also begin to prefer the products of competitors or may generally reduce their demand for brands produced by larger companies. Over the past several decades, the number of small, local distilleries in the United States has grown significantly. This growth is being driven by a trend of consumers showing increasing interest in locally produced, regionally sourced products. As more brands enter the market, increased competition could negatively affect demand for our premium and super-premium American whiskey brands, including Jack Daniel's. In addition, we could experience unfavorable business results if we fail to attract consumers from diverse backgrounds and ethnicities in all our markets.

Expansion into new product categories by other suppliers, or innovation by new entrants into the market, could increase competition in our product categories. For example, we have observed an increase in diversification by various consumer goods companies such as the entrance of both traditional beer and soft drink companies into the ready-to-drink market and the entrance of both beer and spirits companies into the cannabis market – expanding the potential for competition in the spirits market from various sectors of the consumer goods industry. Increased competition may, among other things, negatively impact our ability to maintain or gain market share; increase pricing pressure, which inhibits our ability to adequately respond to inflationary changes in commodities used in making our products; require increases in marketing and promotional activities; and negatively impact the market for our premium and super-premium products. To continue to succeed, we must anticipate or react effectively to shifts in demographics, our competition, consumer behavior, consumer preferences, drinking tastes, and drinking occasions.

We believe that new products, line extensions, label and bottle changes, product reformulations, and similar product innovations by both our competitors and us will increase competition in our industry. Product innovation, particularly for our core brands, is a significant element of our growth strategy; however, there can be no assurance that we will continue to develop and implement successful line extensions, packaging, formulation or flavor changes, or new products.

Unsuccessful implementation or short-lived popularity of our product innovations could result in inventory write-offs and other costs, could reduce profits from one year to the next, and could also damage consumers' perception of our brands. Our inability to attract consumers to our product innovations relative to our competitors' products – especially over time – could negatively affect our growth, business, and financial results.

### *Production facility disruption could adversely affect our business.*

Some of our largest brands, including Jack Daniel's and our tequilas, are distilled at single locations. A catastrophic event causing physical damage, disruption, or failure at any one of our major distillation or bottling facilities could adversely affect our business. Further, because whiskeys, rums, and some tequilas are aged for various periods, we maintain a substantial inventory of aged and maturing products in warehouses at a number of different sites. The loss of a substantial amount of aged inventory – through fire, other natural or man-made disaster, contamination, or otherwise – could significantly reduce the supply of the affected product or products. These and other supply (or supply chain) disruptions could prevent us from meeting consumer demand for the affected products in the short and medium term. In addition to catastrophic events identified above, supply disruptions could include the temporary inability to make our products at normal levels or at all. We could also experience disruptions if our suppliers are unable to deliver supplies. Our business continuity plans may not prevent business disruption, and reconstruction of any damaged facilities could require a significant amount of time and resources.

### *The inherent uncertainty in supply/demand forecasting could adversely affect our business, particularly with respect to our aged products.*

There is an inherent risk of forecasting imprecision in determining the quantity of aged and maturing products to produce and hold in inventory in a given year for future sale. The forecasting strategies we use to balance product supply with fluctuations in consumer demand may not be effective for particular years or products. For example, in addition to our American and Irish whiskeys, rums, and some tequilas, which are aged for various periods, our Scotch whisky brands require long-term maturation – an average of 12 years with limited releases of 30 years or more – making forecasts of demand for such products in future periods subject to significant uncertainty. Our tequila supply also depends on the growth cycle of agave plants, which take approximately six to seven years to reach full maturity, requiring us to make forecasts of demand for our tequilas over a long-time horizon to determine in advance how much agave to plant or otherwise source. Factors that affect our ability to forecast accurately include changes in business strategy, market demand, consumer preferences, macroeconomic conditions, introductions of competing products, and other changes in market conditions. Additionally, our supply of aged products can deviate from expectations due to changes in forecasted maturation loss. Such forecasting errors could lead to our inability to meet the objectives of our business strategy, failure to meet future demand, or a future surplus of inventory and consequent write-down in value of such inventory. A failure to accurately forecast demand for our products or efficiently manage inventory could have a material adverse effect on our business and financial results. Further, we cannot be certain that we will be successful in using various levers, such as pricing changes, to create the desired balance of available supply and consumer demand for particular years or products. As a consequence, we may be unable to meet consumer demand for the affected products for a period of time. Furthermore, not having our products in the market consistently may adversely affect our brand equity and future sales.

### *Higher costs or unavailability of water, raw materials, product ingredients, or labor could adversely affect our financial results.*

Our products use materials and ingredients that we purchase from suppliers. Our ability to make and sell our products depends on the availability of the raw materials, product ingredients, finished products, oak barrels, glass and PET bottles, cans, bottle closures, packaging, and other materials used to produce and package them. Without sufficient quantities of one or more key materials, our business and financial results could suffer. For instance, only a few glass producers make bottles on a scale sufficient for our requirements, and a single producer supplies most of our glass requirements. Inability of our primary glass provider to produce sufficient quantities to meet our needs would increase our cost to produce and constrain supply of some of our products. Likewise, we recently closed our last remaining barrel-making operation. As a result, we now source our oak barrels in which we age our North American whiskeys from an external supplier. If supply chain challenges occur in the future, with respect to glass, oak barrels, or other key materials or ingredients that we purchase from suppliers, it would be difficult and more expensive to produce and deliver our products. Likewise, our operations and financial results could suffer if any of our key suppliers were no longer able to meet our timing, quality, or capacity requirements, ceased doing business with us, or significantly raised prices, and we could not promptly develop alternative cost-effective sources of supply or production.

Higher costs or insufficient availability of suitable grain, agave, water, molasses, oak barrels, glass, closures, and other input materials, or higher associated labor costs or insufficient availability of labor, could adversely affect our financial results.

18

Similarly, when energy costs rise, our transportation, freight, and other operating costs, such as distilling and bottling expenses, also could increase. Our freight cost and the timely delivery of our products could be adversely affected by a number of factors, including driver or equipment shortages, higher fuel costs, weather conditions, traffic congestion, ocean freight lane disruptions, shipment container availability, rail shutdowns, customs importation delays, and increased government regulation. For example, during the COVID-19 pandemic and subsequent economic recovery, we experienced supply chain disruptions in connection with the availability of timely modes of transportation to ship our products globally, which resulted in higher costs and delays in supplying some of our products.

International or domestic geopolitical or other events, including the imposition of tariffs or quotas by governmental authorities on any raw materials that we use in the production of our products, could adversely affect the supply and cost of these raw materials to us. Additionally, changes in global grain and commodity pricing and availability may impact the markets where we operate. If we cannot offset higher raw material costs with higher selling prices, increased sales volume, or reductions in other costs, our profitability could be adversely affected.

Weather, acute or chronic climate change impacts, floods, fires, diseases, and other agricultural uncertainties that affect the health, yield, quality, or price of the various raw materials used in our products also present risks for our business, including in some cases potential impairment in the recorded value of our inventory. Increasing average temperatures could also affect the maturation and yield of our aged inventory over time. Changes in weather patterns or intensity can disrupt our supply chain as well, which may affect production operations, insurance costs and coverage, and the timely delivery of our products.

Water is an essential component of our products, so the quality and quantity of available water is critical to our ability to operate our business. If extended droughts become more common or severe, or if our water supply is interrupted for other reasons such as government intervention, high-quality water could become scarce in some key production regions for our products, which in turn could adversely affect our business and financial results.

***Unfavorable economic conditions could negatively affect our operations and results.***

Unfavorable global or regional economic conditions may be triggered by numerous developments beyond our control, including geopolitical events, health crises, and other events that trigger economic volatility on a global or regional basis. Those types of unfavorable economic conditions could adversely affect our business and financial results. In particular, a significant deterioration in economic conditions, including economic slowdowns or recessions, increased unemployment levels, inflationary pressures, or disruptions to credit and capital markets could lead to decreased consumer confidence and consumer spending, thus reducing consumer demand for our products and sales of used barrels. Unfavorable economic conditions could also cause governments to increase taxes on beverage alcohol to attempt to raise revenue, reducing consumers' willingness to make discretionary purchases of beverage alcohol products or pay for premium brands such as ours.

Unfavorable economic conditions could also adversely affect our suppliers, distributors, customers, and retailers, who in turn could experience cash flow challenges, more costly or unavailable financing, credit defaults, and other financial hardships. Such financial hardships could lead to distributor or retailer destocking, disruption in raw material supply, increase in bad debt expense, or increased levels of unsecured credit that we may need to provide to customers. Other potential negative consequences to our business from unfavorable economic conditions include higher interest rates, an increase in the rate of inflation, deflation, exchange rate fluctuations, credit or capital market instability, or lower returns on pension assets or lower discount rates for pension obligations (possibly requiring higher contributions to our pension plans).

***We might not succeed in our strategies for investments, acquisitions, dispositions, and other strategic transactions.***

From time to time, we acquire or invest in additional brands or businesses. We expect to continue to seek acquisition and investment opportunities that we believe will increase long-term stockholder value, but we may not be able to find investment opportunities, or purchase brands or businesses, at acceptable prices and terms. Acquisitions and investments involve risks and uncertainties, including paying more than a brand or business is ultimately determined to be worth; potential difficulties integrating acquired brands and personnel; the possible loss of key customers or employees most knowledgeable about the acquired business; implementing and maintaining consistent U.S. public company standards, controls, procedures, policies, and information systems; exposure to unknown liabilities; business disruption; and management distraction or departure. We have in the past, and could in the future, incur restructuring charges or record impairment losses on the value of intangible assets resulting from previous acquisitions.

From time to time, we also consider disposing of assets or businesses that may no longer meet our financial or strategic objectives. In selling assets or businesses, we may not get prices or terms as favorable as we anticipated. We could also encounter difficulty in finding buyers on acceptable terms in a timely manner, which could delay accomplishment of our strategic objectives. Expected cost savings from reduced overhead, relating to the sold assets, may not materialize. The overhead reductions could temporarily disrupt our other business operations. Any of these outcomes could negatively affect our financial results.

***Negative publicity could affect our business performance.***

Unfavorable publicity, whether accurate or not, related to our industry or to us or our products, brands, marketing, executive leadership, employees, Board of Directors, family stockholders, operations, current or anticipated business performance, or environmental, social, or governance efforts could negatively affect our corporate reputation, stock price, ability to attract and retain high-quality talent, or the performance of our brands and business. Adverse publicity or negative commentary on social media, whether accurate or not, particularly any that go "viral," could cause consumers or other stakeholders to react by disparaging or avoiding our brands or company, which could materially negatively affect our financial results. Additionally, investor advocacy groups, institutional investors, other market participants, stockholders, employees, consumers, customers, influencers, and policymakers have focused increasingly on the environmental, social, and governance or "sustainability" positions and practices of companies, with particular emphasis on diversity, equity, and inclusion efforts. If our positions or practices do not meet investor or other stakeholder expectations and standards, which continue to evolve, our corporate reputation, stock price, ability to attract and retain high-quality talent, and the performance of our brands and business may be negatively affected. Stakeholders and others who disagree with our company's actions, positions, or statements may speak negatively or advocate against the company, with the potential to harm our reputation or business through negative publicity, adverse government treatment, or other means.

***Our business faces various risks related to health epidemics and pandemics that could materially and adversely affect our business, our operations, our cash flows, and our financial results.***

Our business, operations, cash flows, and financial results have previously been, and in the future could be, impacted by health epidemics, pandemics, and similar outbreaks, such as the COVID-19 pandemic. Any future epidemic, pandemic, or other outbreak could cause negative impacts such as (a) a global or U.S. recession or other economic crisis; (b) credit and capital markets volatility (and access to these markets, including by our suppliers and customers); (c) volatility in demand for our products; (d) changes in accessibility to our products due to illness, quarantines, "stay at home" orders, travel restrictions, retail, restaurant, bar, and hotel closures, social distancing requirements, and other government action; (e) changes in consumer behavior and preferences; and (f) disruptions in raw material supply, in our manufacturing operations, or in our distribution and supply chain. In addition, we may incur increased costs and otherwise be negatively affected if a significant portion of our workforce (or the workforces within our distribution or supply chain) cannot work or work effectively, including because of illness, quarantines, "stay at home" orders, social distancing requirements, other government action, facility closures, or other restrictions. Accordingly, a future widespread health epidemic or pandemic could materially and adversely affect our business, operations, cash flows, and financial results.

***Product recalls or other product liability claims could materially and adversely affect our sales.***

The success of our brands depends on the positive image that consumers have of them. We could decide to or be required to recall products due to suspected or confirmed product contamination, product tampering, spoilage, regulatory non-compliance, food safety issues, or other quality issues. Any of these events could adversely affect our financial results. Actual contamination, whether deliberate or accidental, could lead to inferior product quality and even illness, injury, or death of consumers, potential liability claims, and material loss. Should a product recall become necessary, or we voluntarily recall a product in the event of contamination, damage, or other quality issue, sales of the affected product or our broader portfolio of brands could be adversely affected. A significant product liability judgment or widespread product recall may negatively impact sales and our business and financial results. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect our reputation with existing and potential customers and our corporate and brand image.

***Our failure to attract or retain key talent could adversely affect our business.***

Our success depends on the efforts and abilities of our senior management team, other key employees, and our high-quality employee base, as well as our ability to attract, motivate, reward, develop, and retain them. Difficulties in hiring or retaining key executive or other employee talent, or the unexpected loss of experienced employees resulting in the depletion of our institutional knowledge base, could have an adverse impact on our business performance, reputation, financial condition, or results of operations. Given changing demographics, immigration laws and policies, and demand for talent globally, we may not be able to find the people with the right skills, at the right time, and in the right location, to achieve our business objectives.

**Risks Related to Our Global Operations**

*Our global business is subject to commercial, political, and financial risks.*

Our products are sold in more than 170 countries; accordingly, we are subject to risks associated with doing business globally, including commercial, political, and financial risks. In addition, we are subject to potential business disruption caused by military conflicts; potentially unstable governments or legal systems; social, racial, civil, or political upheaval or unrest; local labor policies and conditions, including labor strikes and work stoppages; possible expropriation, nationalization, or confiscation of assets; problems with repatriation of foreign earnings; economic or trade sanctions; closure of markets to imports; anti-American sentiment; terrorism, kidnapping, extortion, or other types of violence in or outside the United States; and health crises. Violent crime is increasing in markets around the globe, including the United States. If a violent event should occur at one of our sites, it could disrupt business operations, impair brand reputation, increase insurance and security expenses, and adversely affect the price of our stock.

*A failure to comply with anti-corruption laws, trade sanctions and restrictions, or similar laws or regulations may have a material adverse effect on our business and financial results.*

Some of the countries where we do business have a higher risk of corruption than others. While we are committed to doing business in accordance with all applicable laws, including anti-corruption laws and global trade restrictions, we remain subject to the risk that an employee, or one of our many direct or indirect business partners, may take action determined to be in violation of international trade, money laundering, anti-corruption, or other laws, sanctions, or regulations, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, or equivalent local laws. Any determination that our operations or activities are not in compliance with applicable laws or regulations, particularly those related to anti-corruption and international economic or trade sanctions, could result in investigations, interruption of business, loss of business partner relationships, suspension or termination of credit agreements, licenses, and permits (our own or those of our partners), imposition of fines, legal or equitable sanctions, negative publicity, and management distraction or departure. Further, our obligation to comply with applicable anti-corruption, economic and trade sanctions, or other laws or regulations, our Code of Conduct, Code of Ethics for Senior Financial Officers, and our other policies could result in higher operating costs, delays, or even competitive disadvantages as compared to competitors based in different parts of the world.

*Fluctuations in foreign currency exchange rates relative to the U.S. dollar could have a material adverse effect on our financial results.*

The global scope of our business means that foreign currency exchange rate fluctuations relative to the U.S. dollar influence our financial results. In many markets outside the United States, we sell our products and pay for some goods, services, and labor costs primarily in local currencies. Because our foreign currency revenues exceed our foreign currency expense, we have a net exposure to changes in the value of the U.S. dollar relative to those currencies. Over time, our reported financial results will be negatively impacted by a stronger U.S. dollar and will be benefited by a weaker one. We hedge some of our foreign currency exposure through the use of foreign currency derivatives or other means. However, even in those cases, we do not fully eliminate our foreign currency exposure.

**Legal and Regulatory Risks**

*National and local governments may adopt regulations or undertake investigations that could limit our business activities or increase our costs.*

Our business is subject to extensive regulatory requirements regarding production, exportation, importation, marketing and promotion, labeling, distribution, pricing, and trade practices, among others. Changes in laws, regulatory measures, or governmental policies, or the manner in which current ones are interpreted or enforced, could subject us to governmental investigations, cause us to incur material additional costs or liabilities, and jeopardize the growth of our business in the affected market. Specifically, governments could prohibit or impose or increase limitations on advertising and promotional activities, or times or locations where beverage alcohol may be sold or consumed, or adopt other measures that could limit our opportunities to reach consumers or sell our products. Some countries historically have banned all television, newspaper, magazine, and digital commerce/advertising for beverage alcohol products. Additional regulation of this nature could substantially reduce consumer awareness of our products in the affected markets and make introducing new products more challenging.

Additional regulation in the United States and other countries addressing the risks and impacts of climate change, use of water, and other environmental and social issues could increase our operating costs. Increasing regulation of greenhouse gas emissions could increase the cost of energy, including fuel, required to operate our facilities or transport and distribute our products, thereby substantially increasing the production, distribution, and supply chain costs associated with our products.

***Tax increases and changes in tax rules could adversely affect our financial results.***

Our business is sensitive to changes in both direct and indirect taxes. New tax rules, accounting standards or pronouncements, and changes in the interpretation of existing rules, standards, or pronouncements could have a material adverse effect on our business and financial results. As a multinational company based in the United States, we are more exposed to the impact of changes in U.S. tax legislation and regulations than most of our major competitors, especially changes that affect the corporate income tax rate. As of January 2025, the change in U.S. presidential administration and control of U.S. Congress may result in changes to U.S. tax legislation. In addition, aspects of U.S. tax laws may lead foreign jurisdictions to enact tax legislation that is unfavorable to us. While we are unable to predict whether any of these changes will ultimately be enacted, if these or similar proposals are enacted into law, they could negatively impact our effective tax rate and earnings.

At the global level, potential changes in tax rules or the interpretation of tax rules arising out of the Base Erosion and Profit Shifting project initiated by the Organization for Economic Co-operation and Development (OECD) include increased residual profit allocations to market jurisdictions and the implementation of a global minimum tax rate. In December 2021, the OECD issued Pillar Two model rules, which would establish a global per-country minimum tax of 15%, and the European Union has approved a directive requiring member states to incorporate similar provisions into their respective domestic laws. The directive requires the rules to initially become effective for fiscal years starting on or after December 31, 2023. While it is uncertain whether the United States will enact legislation to adopt Pillar Two, numerous countries have enacted legislation, or have indicated their intent to adopt legislation, to implement certain aspects of Pillar Two effective January 1, 2024, with general implementation of the remaining global minimum tax rules by January 1, 2025. The OECD and implementing countries are expected to continue to revise their legislation and release additional guidance. We continue to evaluate the potential impact of the developments on our consolidated financial statements and related disclosures. We currently do not expect the impact to be material based on available guidance; however, the adoption of these or other proposals could have a material adverse impact on our net income and cash flows in the future. Furthermore, changes in the earnings mix or applicable foreign tax laws could also negatively impact our net income.

Our business operations are also subject to numerous duties or taxes not based on income, sometimes referred to as "indirect taxes." These indirect taxes include excise taxes, sales or value-added taxes, property taxes, payroll taxes, import and export duties and tariffs. Increases in or the imposition of new indirect taxes on our operations or products would increase the cost of our products or materials used to produce our products or, to the extent levied directly on consumers, make our products less affordable, which could negatively affect our financial results by reducing purchases of our products and encouraging consumers to switch to lower-priced or lower-taxed product categories. As governmental entities look for increased sources of revenue, they may increase taxes on beverage alcohol products. In fiscal 2025, we have observed excise tax increases in several markets, including Canada, Czechia, France, Türkiye, and the United Kingdom. Additionally, in fiscal 2025, Australia continued to make an annual increase in excise taxes based on the consumer price index.

We are also subject to regular reviews and audits by both domestic and foreign tax authorities on the direct and indirect taxes we pay. While we believe our tax positions will be sustained, the final outcome of tax audits and related litigation may differ materially from the tax provisions and accruals recorded in our Consolidated Financial Statements, which could adversely impact our results of operations and cash flows.

***Our ability to market and sell our products depends heavily on societal attitudes toward drinking and governmental policies that both flow from and affect those attitudes.***

Increased social and political attention has been directed at the beverage alcohol industry. For example, attention remains focused largely on public health concerns related to alcohol abuse, including drunk driving, underage drinking, and the negative health impacts of the abuse and misuse of beverage alcohol. While most people who drink alcoholic beverages do so in moderation, it is commonly known and well reported that excessive levels or inappropriate patterns of drinking can lead to increased risk of a range of health conditions and, for certain people, can result in alcohol dependence. Some academics, public health officials, and critics of the alcohol industry in the United States, Europe, and other parts of the world continue to seek governmental measures to make beverage alcohol more expensive, less available, or more difficult to advertise and promote. If future scientific research indicates more widespread serious health risks associated with alcohol consumption – particularly with moderate consumption – or if for any reason the social acceptability of beverage alcohol declines significantly, sales of our products could be adversely affected.

***Significant additional labeling, warning requirements, or limitations on the availability of our products could inhibit sales of affected products.***

Various jurisdictions have adopted or may seek to adopt significant additional product labeling or warning requirements or impose limitations on the availability of our products relating to the content or perceived adverse health consequences of some of our products. Several such labeling regulations or laws require warnings on any product with substances that the jurisdiction lists as potentially associated with cancer or birth defects. Our products already raise health and safety concerns for some regulators, and heightened requirements could be imposed. For example, in May 2023, Ireland introduced a Public Health (Alcohol) (Labelling) regulation, which sets unique health labeling requirements for alcohol being sold in the Irish market and relevant provisions will enter into force in 2026. The regulation mandates that all alcoholic beverages display warnings on product packaging informing consumers about the risk of consuming alcohol when pregnant and the risk of liver disease and fatal cancers from alcohol consumption. Such campaigns could result in additional governmental regulations concerning the production, marketing, labeling, or availability of our products, any of which could damage our reputation, make our premium brands unrecognizable, or reduce demand for our products, which could adversely affect our profitability. If additional or more severe requirements of this type are imposed on one or more of our major products under current or future health, environmental, or other laws or regulations, they could inhibit sales of such products. Further, we cannot predict whether our products will become subject to increased rules and regulations, which, if enacted, could increase our costs or adversely impact sales.

***Counterfeiting or inadequate protection of our intellectual property rights could adversely affect our business prospects.***

Our brand names, trademarks, and related intellectual property rights are critical assets, and our business depends on protecting them online and in the countries where we do business. We may not succeed in protecting our intellectual property rights in a given market or in challenging those who infringe our rights or imitate or counterfeit our products. Although we believe that our intellectual property rights are legally protected in the markets where we do business, the ability to register and enforce intellectual property rights varies from country to country. In some countries, for example, it may be more difficult to successfully stop counterfeiting or look-alike products, either because the law is inadequate or, even though satisfactory legal options may exist, it may be difficult to obtain and enforce sanctions against counterfeiters. We may not be able to register our trademarks in every country where we want to sell a particular product, and we may not obtain favorable decisions by courts or trademark offices.

Many global spirits brands, including some of our brands, experience problems with product counterfeiting and other forms of trademark infringement. We combat counterfeiting by working with other companies in the spirits industry through our membership in the Alliance Against Counterfeit Spirits (AACS) and with brand owners in other industries via our membership in React, an anti-counterfeiting network organization. While we believe AACS and React are effective organizations, they are not active in every market, and their efforts are subject to obtaining the cooperation of local authorities and courts in the markets where they are active. Despite the efforts of AACS, React, and our own teams, lower-quality and counterfeit products that could be harmful to consumers could reach the market and adversely affect our intellectual property rights, brand equity, corporate reputation, and financial results. In addition, the industry as a whole could suffer negative effects related to the manufacture, sale, and consumption of illegally produced beverage alcohol.

***Litigation and legal disputes could expose our business to financial and reputational risk.***

Major private or governmental litigation challenging the production, marketing, promotion, distribution, or sale of beverage alcohol or specific brands could affect our ability to sell our products. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business reputation or financial results. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices, and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future. We could also experience employment-related or cybersecurity-related class actions, environmental claims, commercial disputes, product liability actions stemming from a beverage or container production defect, a whistleblower suit, or other major litigation that could adversely affect our business results, particularly if there is negative publicity.

As discussed throughout these risk factors, governmental actions around the world are a continuing compliance risk for global companies such as ours. In addition, as a U.S. public company, we are exposed to the risk of securities-related class action suits, particularly following a precipitous drop in the share price of our stock. Adverse developments in major lawsuits concerning these or other matters could result in management distraction and have a material adverse effect on our business.

**Risks Related to Cybersecurity and Data Privacy**

***We rely on information technology (IT) systems to manage our business operations. A cyber breach, a failure or corruption of one or more of our key IT systems, networks, processes, associated sites, or service providers, or a failure to comply with personal data privacy laws could have a material adverse impact on our business.***

As a company with complex IT systems, we have been a target of cyberattacks and other hacking activities in the past, and we expect to continue to be a target in the future. While past cyberattacks and hacking activities have not materially impacted our business or disrupted our operations, increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial-of-service attacks, phishing, the use of deepfakes to spread misinformation or for scamming purposes, social engineering, hacking, and other types of attacks, pose a risk to the security and availability of our IT systems, networks, and services, including those that are managed, hosted, provided, or used by third parties, as well as the confidentiality, availability, and integrity of our data and the data of our customers, partners, consumers, employees, stockholders, suppliers, and others. As a result, we may experience material disruptions or suffer material adverse effects in the future from cyberattacks or other hacking activities. Furthermore, our increasingly mobile, hybrid, and global workforce, coupled with new technology like generative artificial intelligence, further increases our exposure to cyber risk.

In the ordinary course of our business, we receive, process, transmit, and store information relating to identifiable individuals (personal data), primarily employees and former employees, beneficiaries of employees or former employees, customers, and consumers globally. As a result, we are subject to various U.S. federal and state laws and regulations relating to personal data, as well as similar laws and regulations in other countries and regions in which we operate. Such laws and regulations include the California Consumer Protection Act, the California Privacy Rights Act, data protection and AI regulations in the European Union, and other similar regulations that may change or be added to frequently.

Unauthorized access or other cyber-related interruptions to our IT infrastructure, or those of our service providers, suppliers, customers, or other direct or indirect business partners, could result in failure of our IT systems, networks, or services to function properly. This could lead to the loss or unauthorized disclosure of our business strategy or other confidential information; disruptions to our business operations; misappropriation of personal data; and reputational, competitive, or business harm. Each of these events may adversely affect our business operations or financial results, or may cause financial and reputational damage, undermine consumer confidence, subject us to government enforcement actions (including fines), or result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages, fines, or criminal prosecution.

**Risks Related to Our Ownership and Corporate Governance Structure**

***The Brown family has the ability to control the outcome of matters submitted for stockholder approval.***

We are a "controlled company" under New York Stock Exchange rules. Controlled companies are exempt from New York Stock Exchange listing standards that require a board composed of a majority of independent directors, a fully-independent nominating/corporate governance committee, and a fully-independent compensation committee. We may avail ourselves of the exemption from having a board composed of a majority of independent directors, and we utilize the exemption from having a fully-independent nominating/corporate governance committee. Notwithstanding the available exemption, our Compensation Committee is composed exclusively of independent directors. As a result of our use of some "controlled company" exemptions, our corporate governance practices differ from those of non-controlled companies, which are subject to all of the New York Stock Exchange corporate governance requirements.

We have two classes of common stock. Our Class A common stock is entitled to full voting powers, including in the elections of directors, while our Class B common stock may not vote except as provided by the laws of Delaware. We have had two classes of common stock since 1959, when our stockholders approved the issuance of two shares of Class B non-voting common stock to every holder of our voting common stock. Dual-class share structures have come under the scrutiny of major indices, institutional investors, and proxy advisory firms, with some calling for the reclassification of non-voting common stock.

A majority of our voting stock is controlled by members of the Brown family, and, collectively, they have the ability to control the outcome of stockholder votes, including the election of all of our directors and the approval or rejection of any merger, change of control, or other significant corporate transactions. We believe that having a long-term-focused, committed, and engaged stockholder base provides us with a distinct strategic advantage, particularly in a business with aged products and multi-generational brands. This advantage could be eroded or lost, however, should Brown family members cease, collectively, to be controlling stockholders of the Company.

We believe that it is in the interests of all stockholders that we remain independent and family-controlled, and we believe the Brown family stockholders share these interests. Thus, our common stock dual-class share structure, as it has existed since 1959, is perpetual, and we do not have a sunset provision in our Restated Certificate of Incorporation or By-laws that provides for the eventual reclassification of the non-voting common stock to voting common stock. However, the Brown family's interests may not always be aligned with other stockholders' interests. By exercising their control, the Brown family could cause the Company to take actions that are at odds with the investment goals or interests of institutional, short-term, non-voting, or other non-controlling investors, or that have a negative effect on our stock price. Further, because the Brown family controls the majority of our voting stock, Brown-Forman might be a less attractive takeover target, which could adversely affect the market price of both our voting and our non-voting common stock. And the difference in voting rights for our common stock could also adversely and disproportionately affect the value of our Class B non-voting common stock to the extent that investors view, or any potential future purchaser of our Company views, the superior voting rights and control represented by the Class A common stock to have value.

## Item 1B. *Unresolved Staff Comments*

None.

## Item 1C. *Cybersecurity*

## Cybersecurity Risk Management Strategy and Processes

Our Chief Information Security Officer (CISO) leads our Global Information Security team, reports to the Chief Information Officer (CIO), and meets regularly with other members of senior management. Our CISO holds advanced degrees in Computer Science and Business Administration, in addition to relevant IT and cybersecurity certifications from organizations such as the EC Council, ISACA, and CSA. She has served in various IT roles for over 20 years, including leading the IT Security function.

Our Global Information Security team is responsible for the information security strategy, policy, security engineering, operations, and cyberthreat detection and response. Our Global Information Security team, which includes a security operations center, seeks to protect the company against reasonably foreseeable cyberthreats and risks. The cybersecurity team members have the qualifications and certifications required for their roles. In addition, they have relevant industry experience in selecting, deploying, and operating cybersecurity technologies, initiatives, and processes globally. In order to stay ahead of potential threats and enhance our overall security posture, we rely on threat intelligence as well as other information obtained from governmental, public, or private sources, including external consultants that we engage.

We have made significant investments in people, processes, and technology to protect the confidentiality, integrity, and availability of our IT systems. As part of that effort, we utilize the National Institute of Standards and Technology Cybersecurity Framework as a guide for our security controls. We are continuing to advance towards an architecture based on "Zero-Trust" principles, where we continuously validate the identity and security posture of every user, device, application, or network component trying to leverage our IT resources. We temper this architecture with a business-risk-based approach that ensures we protect our digital assets while aligning our security measures with our overall organizational goals and priorities. In addition, our employees undergo annual security awareness training to improve their understanding of cybersecurity threats, and their ability to identify and escalate potential threats.

In the event of an incident, we leverage a multi-layered set of plans that include Endpoint Detection and Response software, Security Information and Event Management tools for detection, a Cybersecurity Incident Response Plan, and a Disaster Recovery Response Plan for recovery. The recovery plans outline the steps to be followed from incident detection to mitigation, recovery, and notification, including notifying designated functional leadership teams, the Disclosure Committee, the General Counsel, other senior leadership, and the Board of Directors, as appropriate. These designated leaders assess various factors, including operational, financial, legal, regulatory, and reputational impacts on the Company to determine the materiality of the incident and the appropriate response.

We have established a tiered risk management strategy that helps us to evaluate our ability to protect assets (data and systems) by identifying, assessing, and prioritizing associated risk through, among other tools, the use of a non-affiliated third-party assessor, audits by our internal audit team, tabletop exercises, penetration and vulnerability tests, and simulations. We report the results of these assessments to the Audit Committee of the Board of Directors.

We rely on third-party service providers to deliver our products and services to our customers, including many of our technology initiatives. A cybersecurity incident at a supplier, subcontractor, or joint venture partner could materially adversely impact us. We evaluate third-party providers from a cybersecurity risk perspective, which may include an assessment of that service provider's cybersecurity posture through a questionnaire, and include security and privacy addenda to our contracts where applicable. However, we rely on the third parties we use to implement security programs commensurate with their risk, and we cannot ensure in all circumstances that their efforts will be successful.

Our systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse, or theft of personal information (of third parties, employees and their beneficiaries, and customers) and other data. These incidents have not had a material impact on our services, systems, or business. However, despite our capabilities, processes, and other security measures we employ, we may not be aware of all vulnerabilities or might not accurately assess the risk of an incident. Additional information on cybersecurity risks we face can be found in Item 1A. Risk Factors, which should be read in conjunction with the foregoing information.

**Cybersecurity Governance**

The Board of Directors oversees management's processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. The Board of Directors has delegated oversight of risks related to cybersecurity to the Audit Committee. The Audit Committee regularly reports on its activities and findings with respect to risks from cybersecurity threats to the full Board of Directors.

The Audit Committee oversees our cybersecurity posture to assess key strategic, operational, and compliance risks. Our CIO and CISO update the Audit Committee quarterly regarding cyber risks, the threat landscape, reports on our security roadmap, risk mitigation and governance, and any cybersecurity incidents.

The Company's Information Technology, Enterprise Security, Internal Audit, as well as the Legal and Privacy teams work closely to identify issues and incidents in a timely manner and report them to senior leadership, the Board of Directors, and regulatory bodies, as appropriate. Assessing, identifying, and managing cybersecurity risks are integrated into our overall enterprise risk management (ERM) framework that provides risk quantification, scenario analysis to determine the potential impact on the enterprise, and processes to manage risk within the parameters of the organization's risk appetite. Additionally, ERM provides support to the decision-making process to enable cybersecurity risk owners to accomplish the desired level of asset protection and alignment consistent with the organization's strategy. The ERM update is presented annually to the Audit Committee and Board of Directors, including the management of top risks and the review of emerging risks.

**Item 2. *Properties***

Our Company-owned production facilities include distilleries, bottling plants, an RTD canning plant, warehousing operations, a cooperage[1], visitors' centers, and retail shops. We also have agreements with other parties for contract production in Australia, Belgium, China, Ireland, Latvia, Mexico, the Netherlands, Spain, the United Kingdom, the United States, and Venezuela.

In addition to our Company-owned production locations and our corporate offices in Louisville, Kentucky, we lease office space for use in our sales, marketing, and administrative operations in the United States and in over 50 other locations around the world. The lease terms expire at various dates and are generally renewable. We believe that our facilities are in good condition and are adequate for our business.

<strong>Principal Properties</strong>

| Location | Principal Activities | Notes |
|---|---|---|
| ***United States:*** | | |
| Louisville, Kentucky | Corporate offices | Includes several renovated historic structures |
| | Distilling, bottling, warehousing | Home of Old Forester |
| | Visitors' center | |
| | Cooperage | Brown-Forman Cooperage[1] |
| Lynchburg, Tennessee | Distilling, bottling, warehousing | Home of Jack Daniel's |
| | Visitors' center | |
| Woodford County, Kentucky | Distilling, bottling, warehousing | Home of Woodford Reserve |
| | Visitors' center | |
| ***International:*** | | |
| Cour-Cheverny, France | Distilling, bottling, warehousing | Home of Chambord |
| Amatitán, Mexico | Distilling, bottling, warehousing, RTD canning | Home of Herradura and el Jimador |
| | Visitors' center | |
| Slane, Ireland | Distilling | Home of Slane Irish Whiskey |
| | Visitors' center | |
| Aberdeenshire, Scotland | Distilling, warehousing | Home of The Glendronach |
| | Visitors' center | |
| Morayshire, Scotland | Distilling, warehousing | Home of Benriach |
| | Visitors' center | |
| Newbridge, Scotland | Bottling | |
| Portsoy, Scotland | Distilling, warehousing | Home of Glenglassaugh |
| | Visitors' center | |
| Provincia de Panamá, Panamá | Warehousing, bottling | Home of Diplomático |

[1]The Brown-Forman Cooperage was closed in April 2025.

**Item 3. *Legal Proceedings***

We operate in a litigious environment and we are sued in the normal course of business. We do not anticipate that any pending suits will have, individually or in the aggregate, a material adverse effect on our financial position, results of operations, or liquidity.

**Item 4. *Mine Safety Disclosures***

Not applicable.

**Item 5.** *Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Our Class A and Class B common stock is traded on the New York Stock Exchange under the symbols "BFA" and "BFB," respectively. As of May 31, 2025, we had 2,272 holders of record of Class A common stock and 4,198 holders of record of Class B common stock. Because of overlapping ownership between classes, as of May 31, 2025, we had only 4,596 distinct common stockholders of record.

**Stock Performance Graph**

The graph below compares the cumulative total shareholder return of our Class B common stock for the last five fiscal years with the total return of the Standard & Poor's (S&P) 500 Index and S&P 500 Consumer Staples Index. The information presented assumes an initial investment of $100 on April 30, 2020, and that all dividends were reinvested. The graph shows the value that each of these investments would have had on April 30 in the years since 2020.



**Five-Year Cumulative Total Shareholder Return
Assumes Initial Investment of $100
(as of April 30, 2025; dividends reinvested)**

|  | **2020** | **2021** | **2022** | **2023** | **2024** | **2025** |
|---|---|---|---|---|---|---|
| Brown-Forman Corporation | $100 | $124 | $112 | $109 | $82 | $61 |
| S&P 500 Index | $100 | $146 | $146 | $150 | $184 | $207 |
| S&P 500 Consumer Staples Index | $100 | $123 | $143 | $146 | $150 | $172 |

**Item 6. [Reserved]**

**Item 7.** *Management's Discussion and Analysis of Financial Condition and Results of Operations*

**Introduction**

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader better understand Brown-Forman, our operations, our financial results, and our current business environment. Please read this MD&A in conjunction with our Consolidated Financial Statements and the accompanying Notes contained in "Item 8. Financial Statements and Supplementary Data" (Consolidated Financial Statements).

Our MD&A is organized as follows:

**Table of Contents**

**Presentation Basis**

*Non-GAAP Financial Measures*

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Additionally, we use some financial measures in this report that are not measures of financial performance under GAAP. These non-GAAP measures, defined below, should be viewed as supplements to (not substitutes for) our results of operations and other measures reported under GAAP. Other companies may define or calculate these non-GAAP measures differently.

"Organic change" in measures of statements of operations. We present changes in certain measures, or line items, of the statements of operations that are adjusted to an "organic" basis. We use "organic change" for the following measures: (a) organic net sales; (b) organic cost of sales; (c) organic gross profit; (d) organic advertising expenses; (e) organic selling, general, and administrative (SG&A) expenses; (f) organic other expense (income) net; (g) organic operating expenses[1]; and (h) organic operating income. To calculate these measures, we adjust, as applicable, for (1) acquisitions and divestitures, (2) impairment charges, (3) other items, and (4) foreign exchange. We explain these adjustments below.

- *"Acquisitions and divestitures."* This adjustment removes (a) the gain or loss recognized on the sale of divested brands and certain assets, (b) any non-recurring effects related to our acquisitions and divestitures (e.g., transaction, transition, and integration costs), (c) the effects of operating activity related to acquired and divested brands for periods not comparable year over year (non-comparable periods), and (d) fair value changes to contingent consideration liabilities. Excluding non-comparable periods allows us to include the effects of acquired and divested brands only to the extent that results are comparable year over year.

  During fiscal 2023, we acquired Gin Mare Brand, S.L.U. and Mareliquid Vantguard, S.L.U., which owned the Gin Mare brand (Gin Mare). This adjustment removes the fair value adjustments to Gin Mare's contingent consideration liability that is payable in cash no later than July 2027. We recognized $43 million in favorable fair value adjustments to Gin Mare's contingent consideration liability during fiscal 2025.

  During fiscal 2024, we sold our Finlandia vodka business, which resulted in a pre-tax gain of $92 million, and entered into a related transition services agreement (TSA) for this business. This adjustment removes the (a) transaction costs related to the divestiture; (b) the gain on sale of the Finlandia vodka business; (c) operating activity for the non-comparable period, which is activity in the first and second quarters of fiscal 2024; and (d) net sales, cost of sales, and operating expenses recognized pursuant to the TSA related to distribution services in certain markets.

  During fiscal 2024, we sold the Sonoma-Cutrer wine business in exchange for an ownership percentage of 21.4% in The Duckhorn Portfolio Inc. (Duckhorn) along with $50 million cash and entered into a related TSA for this business. This transaction resulted in a pre-tax gain of $175 million. This adjustment removes the (a) transaction costs related to the divestiture; (b) the gain on sale of the Sonoma-Cutrer wine business; (c) operating activity for the non-comparable period,

---

[1]Operating expenses include advertising expense, SG&A expense, restructuring and other charges, and other expense (income), net.

which is all activity in fiscal 2024; and (d) net sales, cost of sales, and operating expenses recognized pursuant to the TSA related to distribution services in certain markets.

During fiscal 2024, we recognized a gain of $7 million on the sale of certain fixed assets related to a divested mill. During fiscal 2025, we recognized a gain of $12 million on the sale of the Alabama cooperage. This adjustment removes the gains from our other expense (income), net and operating income.

See Notes 5, 15, and 17 to the Consolidated Financial Statements for more information.

- *"Impairment Charges."* This adjustment removes the impact of impairment charges from our results of operations.

During fiscal 2024, we recognized a non-cash impairment charge of $7 million for an immaterial discontinued brand name. During fiscal 2025, we recognized a non-cash impairment charge of $47 million for the Gin Mare brand name. See "Critical Accounting Policies and Estimates" below and Notes 4 and 17 to the Consolidated Financial Statements for more information.

- *"Other Items."* Other Items include the additional items outlined below.

  "*Foundation.*" During fiscal 2024, we committed $23 million to the Brown-Forman Foundation and Dendrifund (the Foundation and Dendrifund) to support the communities where our employees live and work. This adjustment removes the expenses related to charitable contributions to the Foundation and Dendrifund from our organic SG&A expenses and organic operating income to present our organic results on a comparable basis.

  "*Jack Daniel's Country Cocktails business model change (JDCC).*" In fiscal 2021, we entered into a partnership with the Pabst Brewing Company for the supply, sales, and distribution of Jack Daniel's Country Cocktails in the United States, while Brown-Forman continued to produce certain products. During fiscal 2024, this production fully transitioned to Pabst Brewing Company for the Jack Daniel's Country Cocktails products. This adjustment removes the non-comparable operating activity related to the sales of Brown-Forman-produced Jack Daniel's Country Cocktails products for fiscal 2024 and 2025.

  "*Franchise tax refund.*" During fiscal 2025, we recognized a $13 million franchise tax refund due to a change in franchise tax calculation methodology for the state of Tennessee. This modification lowered our annual franchise tax obligation and was retroactively applied to franchise taxes paid during fiscal 2020 through fiscal 2023. This adjustment removes the franchise tax refund from our other expense (income), net and operating income.

  "*Restructuring initiative.*" During fiscal 2025, our Board of Directors approved a plan to reduce our structural cost base and realign resources toward future sources of growth. This included reducing our workforce by approximately 12% and closing the Louisville-based Brown-Forman Cooperage. We also offered a special, one-time early retirement benefit to qualifying U.S. employees. Collectively, this adjustment removes the $63 million[1] impact from our cost of sales, operating expenses, and operating income from the third and fourth quarters of fiscal 2025. See Notes 6 and 21 to the Consolidated Financial Statements for more information.

- *"Foreign exchange."* We calculate the percentage change in certain line items of the statements of operations in accordance with GAAP and adjust to exclude the cost or benefit of currency fluctuations. Adjusting for foreign exchange allows us to understand our business on a constant-dollar basis, as fluctuations in exchange rates can distort the organic trend both positively and negatively. (In this report, "dollar" means the U.S. dollar unless stated otherwise.) To eliminate the effect of foreign exchange fluctuations when comparing across periods, we translate current-year results at prior-year rates and remove transactional and hedging foreign exchange gains and losses from current- and prior-year periods.

We use the non-GAAP measure "organic change," along with other metrics, to: (a) understand our performance from period to period on a consistent basis; (b) compare our performance to that of our competitors; (c) calculate components of management incentive compensation; (d) plan and forecast; and (e) communicate our financial performance to the Board of Directors, stockholders, and the investment community. We provide reconciliations of the "organic change" in certain line items of the statements of operations to their nearest GAAP measures in the tables under "Results of Operations - Fiscal 2025 Brand Highlights," "Results of Operations - Fiscal 2025 Market Highlights," and "Results of Operations - Year-Over-Year Comparisons." We have consistently applied the adjustments within our reconciliations in arriving at each non-GAAP measure. We believe these non-GAAP measures are useful to readers and investors because they enhance the understanding of our historical financial performance and comparability between periods. When we provide guidance for organic change in certain measures of the statements of operations, we do not provide guidance for the corresponding GAAP change, as the GAAP

---

[1]This adjustment comprises $60 million of costs included in restructuring and other charges and $3 million of restructuring-related inventory charges included in cost of sales.

measure will include items that are difficult to quantify or predict with reasonable certainty, such as foreign exchange, which could have a significant impact to our GAAP income statement measures.

"Return on average invested capital." This measure refers to the sum of net income and after-tax interest expense, divided by average invested capital. Average invested capital equals assets less liabilities, excluding interest-bearing debt, and is calculated using the average of the most recent five quarter-end balances. After-tax interest expense equals interest expense multiplied by one minus our effective tax rate. We use this non-GAAP measure because we consider it to be a meaningful indicator of how effectively and efficiently we invest capital in our business.

### *Definitions*

Aggregations.

From time to time, to explain our results of operations or to highlight trends and uncertainties affecting our business, we aggregate markets according to stage of economic development as defined by the International Monetary Fund (IMF), and we aggregate brands by beverage alcohol category. Below, we define the geographic and brand aggregations used in this report.

*Geographic Aggregations.*

In "Results of Operations - Fiscal 2025 Market Highlights," we provide supplemental information for our top markets ranked by percentage of reported net sales. In addition to markets listed by country name, we include the following aggregations:

- *"Developed International"* markets are "advanced economies" as defined by the IMF, excluding the United States. Our top developed international markets were Germany, Australia, the United Kingdom, France, and Canada. This aggregation represents our net sales of branded products to these markets.

- *"Emerging"* markets are "emerging and developing economies" as defined by the IMF. Our top emerging markets were Mexico, Poland, Brazil, and Türkiye. This aggregation represents our net sales of branded products to these markets.

  - *"Brazil"* includes Brazil, Paraguay, Uruguay, and certain other surrounding territories.

- *"Travel Retail"* represents our net sales of branded products to global duty-free customers, other travel retail customers, and the U.S. military, regardless of customer location.

- *"Non-branded and bulk"* includes net sales of used barrels, contract bottling services, and non-branded bulk whiskey, regardless of customer location.

*Brand Aggregations.*

In "Results of Operations - Fiscal 2025 Brand Highlights," we provide supplemental information for our top brands ranked by percentage of reported net sales. In addition to brands listed by name, we include the aggregations outlined below.

Beginning in fiscal 2025, we aggregated the "Wine" and "Vodka" product categories with "Rest of Portfolio," due to the divestitures of Sonoma-Cutrer and Finlandia. Please refer to the new definition of "Rest of Portfolio" for more information. The fiscal 2024 "Rest of Portfolio" amounts have been adjusted accordingly for comparison purposes.

- *"Whiskey"* includes all whiskey spirits and whiskey-based flavored liqueurs. The brands included in this category are the Jack Daniel's family of brands (excluding the "Ready-to-Drink" products defined below), the Woodford Reserve family of brands (Woodford Reserve), the Old Forester family of brands (Old Forester), The Glendronach, Benriach, Glenglassaugh, and Slane Irish Whiskey.

  - *"American whiskey"* includes the Jack Daniel's family of brands (excluding the "Ready-to-Drink" products defined below), Woodford Reserve, and Old Forester.

  - *"Super-premium American whiskey"* includes Woodford Reserve, Gentleman Jack, and other super-premium Jack Daniel's expressions.

- *"Ready-to-Drink"* includes all ready-to-drink (RTD) and ready-to-pour (RTP) products. The brands included in this category are Jack Daniel's RTD and RTP products (JD RTD/RTP), New Mix, and other RTD/RTP products.

  - *"Jack Daniel's RTD/RTP"* products include all RTD line extensions of Jack Daniel's, such as Jack Daniel's & Coca-Cola RTD, Jack Daniel's & Cola, Jack Daniel's Double Jack, Jack Daniel's Country Cocktails, and other malt- and spirit-based Jack Daniel's RTDs, along with Jack Daniel's Winter Jack RTP.

- *"Jack Daniel's & Coca-Cola RTD"* includes all Jack Daniel's & Coca-Cola RTD products and Jack Daniel's bulk whiskey shipments for the production of these products.

- *"Tequila"* includes el Jimador, the Herradura family of brands (Herradura), and other tequilas.

- *"Rest of Portfolio"* includes Korbel California Champagnes[1], Diplomático, Chambord, Gin Mare, Sonoma-Cutrer (which was divested on April 30, 2024), Finlandia Vodka (which was divested on November 1, 2023), Korbel Brandy[1], Fords Gin, and other agency brands (brands we do not own, but sell in certain markets).

- *"Non-branded and bulk"* includes net sales of used barrels, contract bottling services, and non-branded bulk whiskey.

- *"Jack Daniel's family of brands"* includes Jack Daniel's Tennessee Whiskey (JDTW), JD RTD/RTP, Jack Daniel's Tennessee Honey (JDTH), Gentleman Jack, Jack Daniel's Tennessee Apple (JDTA), Jack Daniel's Tennessee Fire (JDTF), Jack Daniel's Single Barrel Collection (JDSB), Jack Daniel's Sinatra Select, Jack Daniel's Bonded Tennessee Whiskey, Jack Daniel's Bonded Rye Tennessee Whiskey, Jack Daniel's Triple Mash Blended Straight Whiskey, Jack Daniel's American Single Malt, Jack Daniel's 12 Year Old, Jack Daniel's 14 Year Old, Jack Daniel's 10 Year Old, and other Jack Daniel's expressions.

Other Metrics.

- *"Shipments."* We generally record revenues when we ship or deliver our products to our customers. In this report, unless otherwise specified, we refer to shipments when discussing volume.

- *"Depletions."* This metric is commonly used in the beverage alcohol industry to describe volume. Depending on the context, depletions usually means either (a) where Brown-Forman is the distributor, shipments directly to retail or wholesale customers or (b) where Brown-Forman is not the distributor, shipments from distributor customers to retailers and wholesalers. We believe that depletions measure volume in a way that more closely reflects consumer demand than our shipments to distributor customers do.

- *"Consumer takeaway."* When discussing trends in the market, we refer to consumer takeaway, a term commonly used in the beverage alcohol industry that refers to the purchase of product by consumers from retail outlets, including products purchased through e-commerce channels, as measured by volume or retail sales value. This information is provided by outside parties, such as Nielsen and the National Alcohol Beverage Control Association (NABCA). Our estimates of market share or changes in market share are derived from consumer takeaway data using the retail sales value metric.

- *"Estimated net change in distributor inventories."* We generally recognize revenue when our products are shipped or delivered to customers. In the United States and certain other markets, our customers are distributors that sell downstream to retailers and consumers. We believe that our distributors' downstream sales more closely reflect actual consumer demand than do our shipments to distributors. Our shipments increase distributors' inventories, while distributors' depletions (as described above) reduce their inventories. Therefore, it is possible that our shipments do not coincide with distributors' downstream depletions and merely reflect changes in distributors' inventories. Because changes in distributors' inventories could affect our trends, we believe it is useful for investors to understand those changes in the context of our operating results.

We perform the following calculation to determine the "estimated net change in distributor inventories":

- For both the current-year period and the comparable prior-year period, we calculate a "depletion-based" amount by (a) dividing the organic dollar amount (e.g., organic net sales) by the corresponding shipment volumes to arrive at a shipment-per-case amount, and (b) multiplying the resulting shipment-per-case amount by the corresponding depletion volumes. We subtract the year-over-year percentage change of the "depletion-based" amount from the year-over-year percentage change of the organic amount to calculate the "estimated net change in distributor inventories."

- A positive difference is interpreted as a net increase in distributors' inventories, which implies that organic trends could decrease as distributors reduce inventories; whereas a negative difference is interpreted as a net decrease in distributors' inventories, which implies that organic trends could increase as distributors rebuild inventories.

---

[1]Announced the end of the sales, marketing, and distribution relationship with Korbel Champagne Cellars effective June 30, 2025.

**Significant Developments**

Below, we discuss the significant developments in our business during fiscal 2024 and fiscal 2025. These developments relate to divestitures, Gin Mare impairment and earn-out valuation, the restructuring initiative, innovation, and capital deployment.

*Divestitures*

During fiscal 2024, we sold the Finlandia vodka business for $196 million cash and entered into a related TSA for this business. This transaction resulted in a pre-tax gain of $92 million. The absence of the brand negatively impacted our net sales and operating income, though positively impacted gross margin for fiscal 2025.

During fiscal 2024, we sold the Sonoma-Cutrer wine business in exchange for an ownership percentage of 21.4% in Duckhorn along with $50 million cash and entered into a related TSA for this business. This transaction resulted in a pre-tax gain of $175 million. The absence of the brand negatively impacted net sales, operating income, and gross margin for fiscal 2025. On December 24, 2024, Duckhorn was acquired by Butterfly Equity. We received $350 million in cash in exchange for our 21.4% ownership interest and recognized a $78 million gain on the sale of our investment in Duckhorn. See Note 5 to the Consolidated Financial Statements for more information.

On May 9, 2025, we announced the end of the sales, marketing, and distribution relationship with Korbel Champagne Cellars, effective June 30, 2025.

*Gin Mare Impairment and Earn-out Valuation*

During fiscal 2025, we recognized a non-cash impairment charge of $47 million for the Gin Mare brand name, largely reflecting a decline in our financial forecast assumptions due to the more challenging macroeconomic environment in Europe. Given this, we also lowered the financial forecast assumptions used to estimate the fair value of Gin Mare's contingent consideration liability, which is remeasured to fair value on a recurring basis. As a result, we recognized $43 million in favorable fair value adjustments to Gin Mare's contingent consideration liability during fiscal 2025. The net impact of these non-cash fair value adjustments and impairment charges negatively impacted our operating expenses and operating income for fiscal 2025. See Notes 4 and 17 to the Consolidated Financial Statements for more information.

*Restructuring Initiative*

During fiscal 2025, our Board of Directors approved a plan to reduce our structural cost base and realign resources toward future sources of growth. This included reducing the company's workforce by approximately 12% and closing the Louisville-based Brown-Forman Cooperage. We also offered a special one-time early retirement benefit to qualifying U.S. employees. These initiatives resulted in charges of $63 million in fiscal 2025. This comprises $60 million of costs included in restructuring and other charges and $3 million of restructuring-related inventory charges included in cost of sales. See Note 6 to the Consolidated Financial Statements for more information.

*Innovation*

- <u>Jack Daniel's family of brands</u>. Innovation within the Jack Daniel's family of brands has contributed to our growth in the last two fiscal years as described below.

  ◦ In fiscal 2024, we continued the international launch of Jack Daniel's Tennessee Apple, expanding to certain developed international and emerging markets. Jack Daniel's Bonded Rye - Tennessee Rye Whiskey and Jack Daniel's Single Barrel - Barrel Proof Rye were launched in the United States and we launched Jack Daniel's American Single Malt in Travel Retail.

  ◦ In fiscal 2025, we launched Jack Daniel's 14 Year Old in the United States.

- In fiscal 2024, we introduced the Glenglassaugh old and rare cask program.

- In fiscal 2025, we launched Woodford Reserve Double Double Oaked across the United States.

***Capital Deployment***

We have focused our capital deployment initiatives on (a) investing fully in our existing business, (b) continuing our acquisitions and divestitures strategy, and (c) returning cash to our stockholders.

• <u>Investments</u>. During fiscal 2024 and fiscal 2025, our capital expenditures totaled $395 million and focused on enabling the growth of our whiskey, tequila, and rum brands. This included completing a $125 million expansion of our bourbon making capacity in Kentucky and constructing additional barrel warehouses for Jack Daniel's, Woodford Reserve, Glenglassaugh, Diplomatico, and our tequilas.

• <u>Cash returned to stockholders</u>. During fiscal 2024 and fiscal 2025, we returned a total of $1.2 billion to our stockholders through $824 million in regular dividends and $400 million in share repurchases.

**Executive Summary**

Unless otherwise indicated, all related commentary is on a reported basis.

During fiscal 2025, the operating environment remained challenging due to ongoing macroeconomic and geopolitical uncertainties, which we believe negatively impacted consumer confidence and reduced discretionary spending in many of our top markets.

*Fiscal 2025 Highlights*

- We delivered net sales of $4.0 billion, a decrease of 5% compared to fiscal 2024. The decrease was driven by (a) the negative effect of acquisitions and divestitures; (b) the negative effect of foreign exchange; and (c) the impact of JDCC, partially offset by higher volumes. Organic net sales increased 1% compared to fiscal 2024.

  ◦ From a brand perspective, net sales declines were led by the Finlandia and Sonoma-Cutrer divestitures, our Tequila portfolio, and the impact of JDCC, partially offset by growth of Woodford Reserve and the non-branded and bulk business (primarily used barrel sales).

  ◦ From a geographic perspective, net sales declined across geographic aggregations.

- We delivered gross profit of $2.3 billion, a decrease of 7% compared to fiscal 2024. Gross margin decreased to 58.9% in fiscal 2025, down 1.5 percentage points from 60.5% in fiscal 2024. The decrease in gross margin was driven by higher costs, the negative effect of foreign exchange, and the negative effect of the restructuring initiative, partially offset by favorable price/mix, the impact of JDCC, and the positive effect of acquisitions and divestitures.

- We delivered operating income of $1.1 billion, a decrease of 22% compared to fiscal 2024. The decrease was primarily due to the absence of the gains on sale of the Sonoma-Cutrer wine and Finlandia vodka businesses, the decline in gross profit, and the Gin Mare brand name impairment, partially offset by lower operating expenses, including the favorable fair value adjustment to Gin Mare's contingent consideration liability.

- We delivered diluted earnings per share of $1.84, a decrease of 14% compared to fiscal 2024, driven by the decrease in operating income, partially offset by the gain on sale of our investment in Duckhorn and a lower effective tax rate.

- Our return on average invested capital decreased to 14.4% in fiscal 2025, compared to 17.3% in fiscal 2024. This decrease was driven by lower operating income and higher invested capital, partially offset by the gain on sale of our investment in Duckhorn and a lower effective tax rate.

35

**Summary of Operating Performance Fiscal 2024 and Fiscal 2025**

| Fiscal year ended April 30 | 2024 | | 2025 | | 2024 vs. 2025 Reported Change | Organic Change[1] |
|---|---|---|---|---|---|---|
| Net sales | $ | 4,178 | $ | 3,975 | (5 %) | 1 % |
| Cost of sales | $ | 1,652 | $ | 1,632 | (1 %) | 5 % |
| Gross profit | $ | 2,526 | $ | 2,343 | (7 %) | (2 %) |
| Advertising | $ | 529 | $ | 484 | (8 %) | (6 %) |
| SG&A | $ | 826 | $ | 744 | (10 %) | (5 %) |
| Restructuring and other charges | $ | — | $ | 60 | nm[4] | nm[4] |
| Gain on sale of business | $ | (267) | $ | — | nm[4] | nm[4] |
| Other expense (income), net | $ | 24 | $ | (52) | nm[4] | nm[4] |
| Operating income | $ | 1,414 | $ | 1,107 | (22 %) | 3 % |
| *Total operating expenses[2]* | *$* | *1,379* | *$* | *1,236* | *(10 %)* | *(6 %)* |
| Equity method investment income and gain on sale | $ | — | $ | (83) | nm[4] | nm[4] |
| *As a percentage of net sales[3]* | | | | | | |
| *Gross profit* | | *60.5 %* | | *58.9 %* | *(1.5 pp)* | |
| *Operating income* | | *33.8 %* | | *27.9 %* | *(6.0 pp)* | |
| Interest expense, net | $ | 113 | $ | 105 | (7 %) | |
| *Effective tax rate* | | *21.2 %* | | *19.6 %* | *(1.6 pp)* | |
| Diluted earnings per share | $ | 2.14 | $ | 1.84 | (14 %) | |
| *Return on average invested capital[1]* | | *17.3 %* | | *14.4 %* | *(2.9 pp)* | |

*Note: Results may differ due to rounding*

[1]See "Non-GAAP Financial Measures" above for details on our use of "organic change" and "return on average invested capital," including how we calculate these measures and why we think this information is useful to readers.

[2]Operating expenses include advertising expense, SG&A expense, restructuring and other charges, and other expense (income), net.

[3]Year-over-year changes in percentages are reported in percentage points (pp).

[4]Percentage change is not meaningful.

## Results of Operations

### Fiscal 2025 Market Highlights

The following table shows net sales results for our top markets, summarized by geographic area, for fiscal 2025 compared to fiscal 2024. We discuss results of the markets most affecting our performance below the table. Unless otherwise indicated, all related commentary is on a reported basis.

**Top Markets**

| Geographic area[1] | % of Fiscal 2025 Net Sales | Net Sales % Change vs. 2024 | | | | Organic[3] |
| | | Reported | Acquisitions and Divestitures | Other Items[2] | Foreign Exchange | |
|---|---|---|---|---|---|---|
| **United States** | 44 % | (7 %) | 3 % | 1 % | — % | (2 %) |
| **Developed International** | 27 % | (6 %) | 2 % | — % | 1 % | (3 %) |
| *Germany* | 6 % | (4 %) | — % | — % | — % | (3 %) |
| *Australia* | 5 % | (2 %) | 1 % | — % | 3 % | 1 % |
| *United Kingdom* | 4 % | (6 %) | — % | — % | (1 %) | (6 %) |
| *France* | 3 % | — % | — % | — % | — % | — % |
| *Canada* | 1 % | (14 %) | 4 % | — % | 2 % | (8 %) |
| *Rest of Developed International* | 8 % | (9 %) | 5 % | — % | 2 % | (3 %) |
| **Emerging** | 21 % | (2 %) | 5 % | — % | 6 % | 9 % |
| *Mexico* | 7 % | (8 %) | — % | — % | 12 % | 4 % |
| *Poland* | 3 % | (11 %) | 21 % | — % | (5 %) | 4 % |
| *Brazil* | 3 % | 12 % | — % | — % | 7 % | 19 % |
| *Türkiye* | 2 % | 30 % | 1 % | — % | 12 % | 43 % |
| *Rest of Emerging* | 8 % | (2 %) | 6 % | — % | 1 % | 5 % |
| **Travel Retail** | 4 % | (7 %) | 2 % | — % | — % | (5 %) |
| **Non-branded and bulk** | 3 % | 18 % | 1 % | — % | — % | 18 % |
| **Total** | 100 % | (5 %) | 3 % | 1 % | 2 % | 1 % |

*Note: Results may differ due to rounding*

---

[1]See "Definitions" above for definitions of market aggregations presented here.

[2]"Other items" includes "JDCC." See "Non-GAAP Financial Measures" above for additional details.

[3]See "Non-GAAP Financial Measures" above for details on our use of "organic change" in net sales, including how we calculate this measure and why we believe this information is useful to readers.

---

The **United States'** net sales declined 7%, driven by (a) the divestiture of Sonoma-Cutrer; (b) broad-based volume declines in a challenging consumer environment, led by JDTW and Korbel California Champagnes; and (c) the impact of the JDCC business model change. These declines were partially offset by an estimated net increase in distributor inventories across our portfolio and higher consumer-led volumes of Woodford Reserve.

**Developed International**

• In a challenging economic environment, **Germany's** net sales decreased 4%, driven by declines in JDTW and JD RTDs, partially offset by the positive contribution from Diplomático and higher volumes of Gentleman Jack.

• **Australia's** net sales decreased 2%, driven by the negative effect of foreign exchange, the loss of an agency brand, and the divestiture of Finlandia, partially offset by growth of JD RTDs reflecting higher prices.

• The **United Kingdom's** net sales declined 6%, driven by lower volumes of the American whiskey portfolio as consumer confidence was negatively impacted by macroeconomic and geopolitical uncertainty.

• **France's** net sales were flat as the positive contribution from Diplomático was offset by lower volumes of JDTW and JDTH.

- **Canada's** net sales declined 14% primarily due to volumetric declines of our American whiskey portfolio. This decline was driven by the removal of American whiskey from retail shelves across the country, which contributed to an estimated net decrease in distributor inventories. The divestitures of Finlandia and Sonoma-Cutrer and the negative effect of foreign exchange also contributed to the decline.

- Net sales in the **Rest of Developed International** declined 9%, primarily driven by the divestiture of Finlandia; lower volumes in Italy, due to an estimated net decrease in distributor inventories as we transitioned to owned distribution effective May 1, 2025; and Jack Daniel's family of brands declines in South Korea. The decrease also reflects the absence of Glenglassaugh high-value cask sales compared to the prior-year period and the negative effect of foreign exchange. These declines were partially offset by higher JDTW volumes in Japan reflecting the transition to owned distribution on April 1, 2024.

**Emerging**

- **Mexico's** net sales declined 8%, in a challenging macroeconomic environment, driven by the negative effect of foreign exchange coupled with volumetric declines and lower net pricing for our tequilas. These declines were partially offset by the growth of New Mix, the distribution of new agency brands, and higher volumes across the Jack Daniel's family of brands.

- **Poland's** net sales declined 11%, driven by the divestiture of Finlandia, partially offset by the positive effect of foreign exchange and the growth of JDTW.

- **Brazil's** net sales increased 12%, driven by the volumetric growth of the Jack Daniel's family of brands, reflecting expanded distribution, increased consumer-led demand, and an estimated net increase in distributor inventories. This growth was partially offset by the negative effect of foreign exchange.

- **Türkiye's** net sales increased 30%, driven by higher prices across our portfolio, led by JDTW, in response to high inflation, partially offset by the negative effect of foreign exchange.

- Net sales in the **Rest of Emerging** declined 2%, led by the divestiture of Finlandia and lower volumes of the Jack Daniel's family of brands in Chile. The decline was partially offset by volume growth of JDTW due to an estimated net increase in distributor inventories in the United Arab Emirates and Sub-Saharan Africa.

**Travel Retail's** net sales decreased 7%, led by declines of other super-premium Jack Daniel's expressions and The Glendronach, as well as the divestiture of Finlandia. The decline was partially offset by higher volumes of Diplomático.

**Non-branded and bulk's** net sales increased 18%, driven by higher prices for used barrels.

*Fiscal 2025 Brand Highlights*

The following table highlights the global results of our top brands for fiscal 2025 compared to fiscal 2024. We discuss results of the brands most affecting our performance below the table. Unless otherwise indicated, all related commentary is on a reported basis.

**Top Brands**

| Product category / brand family / brand[1] | Net Sales % Change vs. 2024 | | | | |
|---|---|---|---|---|---|
| | Reported | Acquisitions & Divestitures | Other Items[2] | Foreign Exchange | Organic[3] |
| **Whiskey** | — % | — % | — % | 1 % | 1 % |
| JDTW | — % | — % | — % | 1 % | 1 % |
| JDTH | — % | — % | — % | 2 % | 2 % |
| Gentleman Jack | 4 % | — % | — % | 1 % | 5 % |
| JDTA | — % | — % | — % | 3 % | 3 % |
| JDTF | (3 %) | — % | — % | 1 % | (2 %) |
| Woodford Reserve | 8 % | — % | — % | — % | 8 % |
| Old Forester | 8 % | — % | — % | — % | 8 % |
| Rest of Whiskey | (23 %) | — % | — % | 1 % | (22 %) |
| **Ready-to-Drink** | **(6 %)** | **— %** | **5 %** | **6 %** | **5 %** |
| JD RTD/RTP | (8 %) | — % | 7 % | 3 % | 1 % |
| New Mix | (1 %) | — % | — % | 13 % | 13 % |
| **Tequila** | **(14 %)** | **— %** | **— %** | **2 %** | **(12 %)** |
| el Jimador | (13 %) | — % | — % | 1 % | (11 %) |
| Herradura | (13 %) | — % | — % | 3 % | (10 %) |
| **Rest of Portfolio** | **(33 %)** | **31 %** | **— %** | **1 %** | **(2 %)** |
| **Non-branded and bulk** | **18 %** | **1 %** | **— %** | **— %** | **18 %** |

*Note: Results may differ due to rounding*

[1]See "Definitions" above for definitions of brand aggregations presented here.

[2]"Other items" includes "JDCC." See "Non-GAAP Financial Measures" above for additional details.

[3]See "Non-GAAP Financial Measures" above for details on our use of "organic change" in net sales, including how we calculate this measure and why we believe this information is useful to readers.

Our top brands, excluding el Jimador and New Mix, benefited from an estimated net increase in distributor inventories, driven by the United States as well as Japan's transition to owned distribution. See "Results of Operations - Fiscal 2025 Market Highlights" for additional details.

**Whiskey**

- Net sales for **JDTW** were flat in fiscal 2025. Volumetric growth in Japan, reflecting the transition to owned distribution, and higher prices in Türkiye were offset by volumetric declines in the United States and the negative effect of foreign exchange.

- Net sales for **JDTH** were flat in fiscal 2025. Broad-based growth in emerging markets, coupled with higher volumes in the United States were offset by the negative effect of foreign exchange and lower volumes in developed international markets, led by South Korea.

- Net sales for **Gentleman Jack** increased 4%, driven by higher prices and volumes in Türkiye and volumetric growth in Germany, partially offset by the negative effect of foreign exchange.

- Net sales for **JDTA** were flat in fiscal 2025. Broad-based growth in emerging markets, led by Brazil, was offset by the negative effect of foreign exchange and lower volumes in developed international markets, primarily in South Korea where we are comparing to the launch in the prior-year period.

- Net sales for **JDTF** decreased 3%, driven by broad-based volume declines in developed international markets and the negative effect of foreign exchange, partially offset by volume growth in emerging markets, led by Brazil.

- **Woodford Reserve's** net sales increased 8%, driven by higher consumer-led volumes in the United States.

- **Old Forester's** net sales increased 8%, driven by a favorable product mix shift to our higher-priced expressions in the United States.

- Net sales for **Rest of Whiskey** declined 23%, driven by lower volumes of our other super-premium Jack Daniel's expressions, which declined following prior-year product launches, volumetric declines of The Glendronach, as well as the absence of Glenglassaugh high-value cask sales as compared to the same prior-year period.

**Ready-to-Drink**

- The **JD RTD/RTP** brands net sales decreased 8%, driven by the impact of the JDCC business model change, the negative effect of foreign exchange, and declines in Germany. The decrease was partially offset by higher volumes in the United States, along with growth of Jack Daniel's bulk whiskey shipments for the production of Jack Daniel's & Coca-Cola RTD products.

- Net sales for **New Mix** declined 1% driven by the negative effect of foreign exchange, which more than offset strong volume growth amid Mexico's challenging macroeconomic environment.

**Tequila**

- **el Jimador's** net sales declined 13%, driven by lower volumes in the United States and Mexico.

- **Herradura's** net sales decreased 13%, primarily due to lower volumes and lower net pricing in Mexico and the United States.

Net sales for **Rest of Portfolio** declined 33%, driven by the divestitures of Finlandia and Sonoma-Cutrer along with lower volumes of Korbel California Champagnes in the United States. The decline was partially offset by the positive contribution from Diplomático.

**Non-branded and bulk's** net sales increased 18%, driven by higher prices for used barrels.

## Year-Over-Year Comparisons

Commentary below compares fiscal 2025 to fiscal 2024 results. A comparison of fiscal 2024 to fiscal 2023 results may be found in "Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended April 30, 2024 (2024 Form 10-K).

### Net Sales

| Percentage change versus the prior fiscal year ended April 30 | 2025 | | |
| --- | --- | --- | --- |
| | Volume | Price/mix | Total |
| Change in reported net sales | (7 %) | 2 % | (5 %) |
| Acquisitions and divestitures | 4 % | (1 %) | 3 % |
| Other items[1] | 4 % | (3 %) | 1 % |
| Foreign exchange | — % | 2 % | 2 % |
| Change in organic net sales | 2 % | (1 %) | 1 % |

Note: Results may differ due to rounding

[1]"Other items" includes "JDCC." See "Non-GAAP Financial Measures" above for additional details.

**Net sales** of $4.0 billion decreased 5%, or $203 million, in fiscal 2025 compared to fiscal 2024, as unfavorable volume was partially offset by favorable price/mix. Volume declined 7% driven by the negative effect of acquisitions and divestitures and the JDCC business model change, partially offset by higher volumes of New Mix, JDTW, and Woodford Reserve. Price/mix increased 2% driven by JDCC, the positive effect of acquisitions and divestitures, and positive portfolio mix from Woodford Reserve, partially offset by the negative effect of foreign exchange and the unfavorable portfolio mix from New Mix. See "Results of Operations - Fiscal 2025 Market Highlights" and "Results of Operations - Fiscal 2025 Brand Highlights" above for details on the factors contributing to the change in reported net sales for fiscal 2025.

### Cost of Sales

| Percentage change versus the prior fiscal year ended April 30 | 2025 | | |
| --- | --- | --- | --- |
| | Volume | Cost/mix | Total |
| Change in reported cost of sales | (7 %) | 6 % | (1 %) |
| Acquisitions and divestitures | 4 % | — % | 4 % |
| Other items[1] | 4 % | (2 %) | 1 % |
| Foreign exchange | — % | — % | — % |
| Change in organic cost of sales | 2 % | 3 % | 5 % |

Note: Results may differ due to rounding

[1]"Other items" includes "JDCC" and "restructuring initiative." See "Non-GAAP Financial Measures" above for additional details.

**Cost of sales** of $1.6 billion decreased $20 million, or 1%, in fiscal 2025 compared to fiscal 2024, as the favorable impact from volume was largely offset by unfavorable cost/mix. Volume declined 7% driven by the negative effect of acquisitions and divestitures and the JDCC business model change, partially offset by higher volumes of New Mix, JDTW, and Woodford Reserve. Cost/mix increased 6% driven by higher input costs, unfavorable fixed cost absorption related to decreased production levels of our full-strength portfolio, and JDCC.

### Gross Profit

| Percentage change versus the prior fiscal year ended April 30 | 2025 |
| --- | --- |
| Change in reported gross profit | (7 %) |
| Acquisitions and divestitures | 3 % |
| Other items[1] | — % |
| Foreign exchange | 3 % |
| Change in organic gross profit | (2 %) |

Note: Results may differ due to rounding

[1]"Other items" includes "JDCC" and "restructuring initiative." See "Non-GAAP Financial Measures" above for additional details.

### Gross Margin

| *Fiscal year ended April 30* | **2025** |
|---|---|
| Prior year gross margin | 60.5 % |
|   Price/mix | 1.1 % |
| Cost | (2.5 %) |
|   Acquisitions and divestitures | 0.3 % |
| Other items[1] | 0.3 % |
|   Foreign exchange | (0.7 %) |
| Change in gross margin | (1.5 %) |
| Current year gross margin | 58.9 % |

*Note: Results may differ due to rounding*

[1]"Other items" includes "JDCC" and "restructuring initiative." See "Non-GAAP Financial Measures" above for additional details.

**Gross profit** of $2.3 billion decreased $183 million, or 7%, in fiscal 2025 compared to fiscal 2024. Gross margin decreased to 58.9% in fiscal 2025, down 1.5 percentage points from 60.5% in fiscal 2024. The decrease in gross margin was driven by higher costs and the negative effect of foreign exchange, partially offset by favorable price/mix, the impact of JDCC, and the positive effect of acquisitions and divestitures.

### Operating Expenses

*Percentage change versus the prior fiscal year ended April 30*

| 2025 | Reported | Acquisitions & Divestitures | Impairment | Other Items[1] | Foreign Exchange | Organic |
|---|---|---|---|---|---|---|
|   Advertising | (8 %) | 2 % | — % | — % | 1 % | (6 %) |
|   SG&A | (10 %) | 1 % | — % | 3 % | 1 % | (5 %) |
| **Total operating expenses[2]** | **(10 %)** | **6 %** | **(3 %)** | **(2 %)** | **3 %** | **(6 %)** |

*Note: Results may differ due to rounding*

[1]"Other items" includes "restructuring initiative," "foundation," and "franchise tax refund." See "Non-GAAP Financial Measures" above for additional details.
[2]Total operating expenses include advertising expense, SG&A expense, restructuring and other charges, and other expense (income), net.

**Operating expenses** totaled $1.2 billion, a decrease of $143 million, or 10%, in fiscal 2025 compared to fiscal 2024. The decrease in operating expenses was primarily driven by (a) lower SG&A and advertising expenses; (b) the favorable fair value adjustment to Gin Mare's contingent consideration liability; (c) the positive effect of foreign exchange; (d) the impact of our recently divested brands and assets; and (e) the franchise tax refund, partially offset by the negative effect of the restructuring initiative and the non-cash impairment charge for the Gin Mare brand name.

- Advertising expenses decreased 8% in fiscal 2025, driven by (a) lower JDTA and JDTW spend; (b) the impact of our recently divested brands; (c) lower Jack Daniel's and Coca-Cola RTD spend as compared to the prior-year period launch in the United States; and (d) the positive effect of foreign exchange.

- SG&A expenses decreased 10% in fiscal 2025, driven by (a) lower compensation-and-benefit-related expenses; (b) lapping the prior-year expenses related to charitable contributions to the Foundation and Dendrifund; (c) the absence of transaction-related expenses for the recent divestitures; and (d) the positive effect of foreign exchange.

### Operating Income

*Percentage change versus the prior fiscal year ended April 30*

| | 2025 |
|---|---|
| Change in reported operating income | (22 %) |
| Acquisitions and divestitures | 16 % |
| Impairment charges | 4 % |
| Other items[1] | 2 % |
| Foreign exchange | 3 % |
| Change in organic operating income | 3 % |

*Note: Results may differ due to rounding*

[1]"Other items" includes "restructuring initiative," "foundation," "franchise tax refund," and "JDCC." See "Non-GAAP Financial Measures" above for additional details.

**Reported operating income** was $1.1 billion in fiscal 2025, a decrease of $307 million, or 22%, compared to fiscal 2024. Operating margin decreased 6.0 percentage points to 27.9% in fiscal 2025 from 33.8% in fiscal 2024, primarily due to the absence of the gains on the sale of the Sonoma-Cutrer wine and Finlandia vodka businesses, the decline in gross margin, and the Gin Mare brand name impairment. These declines were partially offset by lower operating expenses, including the favorable fair value adjustment to Gin Mare's contingent consideration liability.

**Interest expense (net)** decreased $8 million, or 7%, in fiscal 2025 compared to fiscal 2024, due to a lower average debt balance and lower average interest rates on borrowings, as well as a higher interest income.

Our **effective tax rate** for fiscal 2025 was 19.6% compared to 21.2% in fiscal 2024. The decrease in our effective tax rate was driven primarily by (a) increased benefit of the foreign-derived intangible income deduction; (b) the beneficial impact of state income tax refunds related to amended tax returns; and (c) prior-year tax return true ups, which was partially offset by the increased impact of valuation allowances in the current period. See Note 13 to the Consolidated Financial Statements for details.

**Diluted earnings per share** were $1.84 in fiscal 2025, a decrease of 14% compared to fiscal 2024, driven primarily by the decrease in operating income, partially offset by the gain on sale of our investment in Duckhorn and the benefit of the lower effective tax rate.

### Fiscal 2026 Outlook

Below we discuss our outlook for fiscal 2026, which reflects the trends, developments, and uncertainties (including those described above) that we expect to affect our business.

We anticipate the operating environment for fiscal 2026 will be challenging, with low visibility due to macroeconomic and geopolitical volatility as we face headwinds from consumer uncertainty, the potential impact from currently unknown tariffs, and lower non-branded sales of used barrels. We remain focused on building our business for the long term and navigating the current environment at pace with strategic initiatives in fiscal 2026 that we believe will unlock future growth led by the significant evolution of our U.S. distribution, the restructuring initiative, and meaningful new product innovation. Considering these factors, we expect the following in fiscal 2026:

- Organic net sales decline in the low-single digit range.

- Organic operating income decline in the low-single digit range.

- Our effective tax rate to be in the range of approximately 21% to 23%.

- Capital expenditures planned to be in the range of $125 to $135 million.

**Liquidity and Capital Resources**

We generate strong cash flows from operations, which enable us to meet current obligations, fund capital expenditures, and return cash to our stockholders through regular dividends and, from time to time, through share repurchases and special dividends. We believe our investment-grade credit ratings (A1 by Moody's and A- by S&P) provide us with financial flexibility when accessing global debt capital markets and allow us to reserve adequate debt capacity for investment opportunities and unforeseen events.

Our operating cash flows are supplemented by cash and cash equivalent balances, as well as access to other liquidity sources. Cash and cash equivalents were $446 million at April 30, 2024, and $444 million at April 30, 2025. As of April 30, 2025, approximately 54% of our cash and cash equivalents were held by our foreign subsidiaries whose earnings we expect to reinvest indefinitely outside of the United States. We continue to evaluate our future cash deployment and may decide to repatriate additional cash held by our foreign subsidiaries. This may require us to provide for and pay additional taxes.

We have a $900 million commercial paper program that we use, together with our cash flow from operations, to fund our short-term operational needs. See Note 8 to the Consolidated Financial Statements for outstanding commercial paper balances, interest rates, and days to maturity at April 30, 2024 and April 30, 2025. The average balances, interest rates, and original maturities during the last two years are presented below.

| (Dollars in millions) | 2024 | 2025 |
|---|---|---|
| Average commercial paper | $ 475 | $ 373 |
| Average interest rate | 5.46 % | 5.13 % |
| Average days to maturity at issuance | 32 | 41 |

Our commercial paper program is supported by available commitments under our undrawn $900 million bank credit facility, which was extended for an additional year and expires on May 26, 2029. Although unlikely, under extreme market conditions, one or more participating banks may not be able to fund its commitments under our credit facility. To manage this counterparty credit risk, we partner with banks that have investment grade credit ratings, limit the amount of exposure we have with each bank, and monitor each bank's financial conditions.

Our most significant short-term cash requirements relate primarily to funding our operations (such as expenditures for raw materials, production and distribution, advertising and promotion, and current taxes), dividend payments, and capital investments. Our most significant longer-term cash requirements primarily include payments related to our long-term debt, employee benefit obligations, and deferred tax liabilities (see Notes 8, 11, and 13 to the Consolidated Financial Statements).

While we expect to meet our planned short-term liquidity needs largely through cash generated from operations and borrowings under our commercial paper program, a sustained market deterioration resulting in declines in net sales and profit could require us to evaluate alternative sources of liquidity. If we have additional liquidity needs, we believe that we could access financing in the debt capital markets.

We believe our current liquidity position, supplemented by our ability to generate positive cash flows from operations in the future, and our ample debt capacity enabled by our strong short-term and long-term credit ratings, will be sufficient to meet all of our future financial commitments.

*Cash Flow Summary*

The following table summarizes our cash flows for each of the last two fiscal years:

| *Cash Flow Summary*<br>(Dollars in millions) | | 2024 | | | 2025 |
|---|---|---|---|---|---|
| Cash flows from operating activities | $ | 647 | $ | | 598 |
| | | | | | |
| Investing activities: | | | | | |
| Proceeds from business divestitures | $ | 246 | $ | | — |
| Proceeds from sale of equity method investment | | — | | | 350 |
| Additions to property, plant, and equipment | | (228) | | | (167) |
| Other | | 31 | | | 66 |
| Net cash flows from investing activities | $ | 49 | $ | | 249 |
| | | | | | |
| Financing activities: | | | | | |
| Net change in short-term borrowings | $ | 192 | $ | | (117) |
| Net proceeds from long-term debt | | — | | | (300) |
| Acquisition of treasury stock | | (400) | | | — |
| Dividends paid | | (404) | | | (420) |
| Other | | (6) | | | (6) |
| Net cash flows from financing activities | $ | (618) | $ | | (843) |

Cash provided by operations of $598 million during fiscal 2025 declined $49 million from fiscal 2024. The decline was largely attributable to a $61 million increase in cash paid for income taxes, due largely to the taxable gain on sale of our investment in Duckhorn.

Cash provided by investing activities was $249 million during fiscal 2025, compared to $49 million provided by investing activities during fiscal 2024. The $200 million increase largely reflects (a) proceeds of $350 million from the sale of our investment in Duckhorn in December 2024, (b) a $35 million increase in proceeds from other investing activities (primarily attributable to proceeds of $51 million received from the sale of our Alabama cooperage in May 2024), and (c) a $61 million decline in capital expenditures, partially offset by proceeds of $246 million from the divestitures of Finlandia and Sonoma-Cutrer during fiscal 2024.

Cash used for financing activities was $843 million during fiscal 2025, compared to $618 million in cash used for financing activities during fiscal 2024. The $225 million increase largely reflects a $309 million increase in net repayments of short-term borrowings and our repayment of the $300 million principal amount of 3.50% notes that matured in April 2025, partially offset by a $400 million decline in share repurchases.

A discussion of our cash flows for fiscal 2024 compared to fiscal 2023 may be found in "Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations," of our 2024 Form 10-K.

*Dividends*

In November 2024, our Board of Directors approved a 4% increase in the quarterly cash dividend on our Class A and Class B common stock from $0.2178 per share to $0.2265 per share, effective with the regular quarterly dividend paid on January 2, 2025. As a result, the indicated annual cash dividend increased from $0.8712 per share to $0.9060 per share.

On May 22, 2025, our Board of Directors declared a regular quarterly cash dividend on our Class A and Class B common stock of $0.2265 per share. The dividend is payable on July 1, 2025, to stockholders of record on June 9, 2025.

*Share Repurchases*

In October 2023, our Board of Directors authorized the repurchase of up to $400 million (excluding brokerage fees and excise taxes) of outstanding shares of Class A and Class B common stock from October 2, 2023, through October 1, 2024 (the Repurchase Program), subject to market and other conditions.

Under the Repurchase Program, we repurchased 175,632 Class A shares at an average price of $59.35 per share and 6,736,658 Class B shares at an average price of $57.83 per share, for a total cost of $400 million. The program was completed in December 2023.

## Critical Accounting Policies and Estimates

Our financial statements reflect some estimates involved in applying the following critical accounting policies that entail uncertainties and subjectivity. Using different estimates or policies could have a material effect on our operating results and financial condition.

*Brand Names and Trademarks*

When we acquire a business, we allocate the purchase price to the assets and liabilities of the acquired business, including intangible brand names and trademarks ("brand names"), based on estimated fair value. We do not amortize our brand names, all of which we consider to have indefinite lives.

We assess our brand names for impairment at least annually, or more frequently if circumstances indicate the carrying amount may be impaired. Our annual impairment assessment is performed as of the first day of our fourth fiscal quarter. A brand name is impaired when its carrying amount exceeds its estimated fair value, in which case we write down the brand name to its estimated fair value. We estimate the fair value of a brand name using the relief-from-royalty method. We also consider market values for similar assets when available. Considerable management judgment is necessary to estimate fair value, including making assumptions about future cash flows, net sales, discount rates, and royalty rates.

We have the option, before quantifying the fair value of a brand name, to evaluate qualitative factors to assess whether it is more likely than not that the brand name is impaired. If we determine that is not the case, then we are not required to quantify the fair value. That assessment also takes considerable management judgment.

In our annual brand name assessment, we performed a quantitative impairment test for the recently-acquired Gin Mare and Diplomático brand names. When using the quantitative assessment, the estimated fair values of the brand names are calculated based on the relief-from-royalty method, using significant assumptions, such as net sales, discount rates, and royalty rates. This assessment indicated (a) the carrying amount of the Gin Mare brand name exceeded its estimated fair value, resulting in a $47 million impairment during the fourth quarter of fiscal 2025, and (b) the estimated fair value of the Diplomático brand name exceeded its carrying amount. The Gin Mare brand name impairment largely reflects a decline in our financial forecast assumptions due to the more challenging macroeconomic environment in Europe.

As of April 30, 2025, the carrying amounts of the Gin Mare and Diplomático brand names remain within close proximity of their fair values. Reasonably possible changes in the significant assumptions discussed above could result in future impairment of either of those brands. For example, we estimate that, all else equal, a 15% decline in projected net sales would result in an incremental impairment charge of $38 million for the Gin Mare brand name and no impairment charge for the Diplomático brand name. We also estimate that, all else equal, a 1 percentage point increase in the discount rate would result in an incremental impairment charge of $43 million for the Gin Mare brand name and a $4 million impairment charge for the Diplomático brand name.

We estimate that the fair values of our other brand names substantially exceed their carrying amounts.

### *Pension and Other Postretirement Benefits*

We sponsor various defined benefit pension plans and postretirement plans providing retiree health care and retiree life insurance benefits. Benefits are based on factors such as years of service and compensation level during employment. We expense the benefits expected to be paid over employees' expected service. This requires us to make assumptions to determine the net benefit costs and obligations, such as discount rates, return on plan assets, the rate of salary increases, expected service, and health care cost trend rates. We review these assumptions annually and modify them based on current rates and trends when appropriate. The assumptions also reflect our historical experience and management's best judgment regarding future expectations. We believe the discount rates and expected return on plan assets are the most significant assumptions.

The discount rate used to measure the benefit obligations is determined at the beginning of each fiscal year using a yield curve based on the interest rates of high-quality debt securities with maturities corresponding to the expected timing of our benefit payments. The service cost and interest cost components are measured by applying the specific spot rates along that yield curve. The expected return on pension plan assets reflects expected capital market returns for each asset class that are based on historical returns, adjusted for the expected effects of diversification.

The following table compares the assumed discount rates and expected return on assets used in determining net periodic benefit cost for fiscal 2025 to those to be used in determining that cost for fiscal 2026.

| | Pension Benefits | | Medical and Life Insurance Benefits | |
| --- | --- | --- | --- | --- |
| | 2025 | 2026 | 2025 | 2026 |
| Discount rate for service cost | 5.74 % | 5.78 % | 5.73 % | 5.84 % |
| Discount rate for interest cost | 5.53 % | 5.10 % | 5.49 % | 4.97 % |
| Expected return on plan assets | 6.56 % | 6.75 % | n/a | n/a |

Using these assumptions, we estimate our pension and other postretirement benefit cost for fiscal 2026 will be approximately $15 million (excluding any potential settlement or curtailment charges), compared to $18 million (excluding curtailment charges of $3 million) for fiscal 2025. Decreasing/increasing the assumed discount rates by 50 basis points would increase/decrease the total fiscal 2026 cost by approximately $3 million. Decreasing/increasing the assumed return on plan assets by 50 basis points would also increase/decrease the total fiscal 2026 cost by approximately $3 million.

### *Income Taxes*

Significant judgment is required in evaluating our tax positions. We establish liabilities when some positions are likely to be challenged and may not succeed, despite our belief that our tax return positions are fully supportable. We adjust these liabilities in light of changing circumstances, such as the progress of a tax audit. We believe these liabilities are appropriate for all known contingencies, but the assessment of our positions could change.

Years can elapse before we can resolve a particular matter for which we may have established a tax liability. Although predicting the final outcome or the timing of resolution of any particular tax matter can be difficult, we believe our liabilities reflect the likely outcome of known tax contingencies. Unfavorable settlement of any particular issue could require use of our cash and increase our effective tax rate. Conversely, a favorable resolution could result in reduced cash tax payments, the reversal of previously established liabilities, or some combination of these results, which could reduce our effective tax rate.

**Item 7A.** *Quantitative and Qualitative Disclosures about Market Risk*

*Market risks*

Our enterprise risk management process is intended to ensure that we take risks knowingly and thoughtfully and that we balance potential risks and rewards. Our integrated enterprise risk management framework is designed to identify, evaluate, communicate, and appropriately mitigate risks across our operations.

We face market risks arising from changes in foreign currency exchange rates, commodity prices, and interest rates. We manage market risks through procurement strategies as well as the use of derivative and other financial instruments. Our risk management program is governed by policies that authorize and control the nature and scope of transactions that we use to mitigate market risks. Our policy permits the use of derivative financial instruments to mitigate market risks but prohibits their use for speculative purposes.

**Foreign currency exchange rate risk.** Foreign currency fluctuations affect our net investments in foreign subsidiaries and foreign-currency-denominated cash flows. In general, we expect our cash flows to be negatively affected by a stronger dollar and positively affected by a weaker dollar. Our most significant foreign currency exposures include the euro, the British pound, and the Australian dollar. We manage our foreign currency exposures through derivative financial instruments, principally foreign currency forward contracts, and debt denominated in foreign currency. We had outstanding currency derivatives with notional amounts totaling $566 million and $463 million at April 30, 2024 and 2025, respectively.

We estimate that a hypothetical 10% weakening of the dollar compared to exchange rates of hedged currencies as of April 30, 2025, would decrease the fair value of our then-existing foreign currency derivative contracts by approximately $39 million. This hypothetical change in fair value does not consider the expected inverse change in the underlying foreign currency exposures.

**Commodity price risk.** Commodity price changes can affect our production and supply chain costs. Our most significant commodities exposures include natural gas, wood, corn, malted barley, aluminum, agave, and rye. We manage some of these exposures through forward purchase contracts.

**Interest rate risk.** Interest rate changes affect (a) the fair value of our fixed-rate debt, and (b) cash flows and earnings related to our variable-rate debt and interest-bearing investments. In addition to currently outstanding debt, any potential future debt offerings would be subject to interest rate risk.

As of April 30, 2025, our cash and cash equivalents ($444 million) and short-term commercial paper borrowings ($313 million, at par) were exposed to interest rate changes. Based on the then-existing balances of our variable-rate debt and interest-bearing investments, a hypothetical one percentage point increase in interest rates would result in a negligible change in net interest expense.

See Note 16 to the Consolidated Financial Statements for details on our foreign currency exchange rate risk. See "Critical Accounting Policies and Estimates" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our pension and other postretirement plans' exposure to interest rate risks. Also see "Item 1A. Risk Factors" for details on how economic conditions affecting market risks also affect the demand for and pricing of our products and how we are affected by exchange rate fluctuations.

**Item 8.** *Financial Statements and Supplementary Data*

**Table of Contents**

**Reports of Management**

*Management's Responsibility for Financial Statements*

Our management is responsible for preparing, presenting, and ensuring the integrity of the financial information presented in this report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States, including amounts based on management's best estimates and judgments. In management's opinion, the consolidated financial statements fairly present the Company's financial position, results of operations, and cash flows.

The Audit Committee of the Board of Directors, comprising only independent directors, meets regularly with our external auditors, the independent registered public accounting firm Ernst & Young LLP (EY); with our internal auditors; and with representatives of management to review accounting, internal control structure, and financial reporting matters. Our internal auditors and EY have full access to the Audit Committee. As set forth in our Code of Conduct and Corporate Governance Guidelines, we are firmly committed to adhering to the highest standards of moral and ethical behavior in our business activities.

*Management's Report on Internal Control over Financial Reporting*

Management is also responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of the end of our fiscal year, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of April 30, 2025. EY, which audited and reported on the Company's consolidated financial statements, has audited the effectiveness of our internal control over financial reporting as of April 30, 2025, as stated in their report.

Dated:      June 13, 2025

By:      /s/ Lawson E. Whiting
_____
Lawson E. Whiting
 President and Chief Executive Officer

By:      /s/ Leanne D. Cunningham
_____
Leanne D. Cunningham
Executive Vice President and Chief Financial Officer

## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Brown-Forman Corporation

### Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brown-Forman Corporation and Subsidiaries (the Company) as of April 30, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 30, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 13, 2025 expressed an unqualified opinion thereon.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

### Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

### *Valuation of Gin Mare and Diplomático Other Intangible Assets*

| | |
|---|---|
| *Description of the Matter* | At April 30, 2025, the balance of the Company's other intangible assets with indefinite lives was $981 million. As discussed in Notes 1 and 4 to the consolidated financial statements, other intangible assets with indefinite lives include intangible brand names and trademarks ("brand names") and are assessed for impairment at least annually, or more frequently, if circumstances indicate the carrying amount may be impaired. As described in Note 4, the Company recognized an impairment charge of $47 million for its Gin Mare brand name indefinite-lived intangible asset. The Company's annual impairment test did not result in an impairment of the Diplomático brand name indefinite-lived intangible asset. The Company estimated the fair value of the Gin Mare and Diplomático brand names indefinite-lived intangible assets using the relief-from-royalty method. |
| | Auditing management's estimate of the fair value of the Gin Mare and Diplomático brand names was complex due to the significant judgment required to determine the fair value of the brand names. The fair value estimates were sensitive to significant assumptions used in the valuation process, such as net sales, discount rates and royalty rates. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement over the Company's process to estimate the fair value of the Gin Mare and Diplomático brand names, including controls over management's review of the selection of assumptions, described above, used in the valuation models. |
| | To test the estimated fair value of the Company's Gin Mare and Diplomático brand names, we performed audit procedures that included, among others, assessing methodologies used in the valuation models and testing the significant assumptions discussed above. This included comparing the significant assumptions used by management to observable market data, current industry and economic trends, and historical operating results. We assessed management's historical estimates and performed sensitivity analyses of assumptions to evaluate the changes in the fair value of the brand names that would result from changes in the assumptions. We also involved valuation specialists to assist in evaluating valuation methodologies and certain assumptions used in the models. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

Louisville, Kentucky
June 13, 2025

## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Brown-Forman Corporation

### Opinion on Internal Control Over Financial Reporting

We have audited Brown-Forman Corporation and Subsidiaries' internal control over financial reporting as of April 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Brown-Forman Corporation and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of April 30, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of April 30, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated June 13, 2025 expressed an unqualified opinion thereon.

### Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

### Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Louisville, Kentucky
June 13, 2025

## Brown-Forman Corporation and Subsidiaries
## Consolidated Statements of Operations
(Dollars in millions, except per share amounts)

| Year Ended April 30, | | 2023 | | 2024 | | 2025 |
|---|---|---|---|---|---|---|
| Sales | $ | 5,372 | $ | 5,328 | $ | 5,056 |
| Excise taxes | | 1,144 | | 1,150 | | 1,081 |
| Net sales | | 4,228 | | 4,178 | | 3,975 |
| Cost of sales | | 1,734 | | 1,652 | | 1,632 |
| Gross profit | | 2,494 | | 2,526 | | 2,343 |
| Advertising expenses | | 506 | | 529 | | 484 |
| Selling, general, and administrative expenses | | 742 | | 826 | | 744 |
| Restructuring and other charges | | — | | — | | 60 |
| Gain on business divestitures | | — | | (267) | | — |
| Other expense (income), net | | 119 | | 24 | | (52) |
| Operating income | | 1,127 | | 1,414 | | 1,107 |
| Non-operating postretirement expense | | 29 | | 3 | | 4 |
| Interest income | | (9) | | (14) | | (17) |
| Interest expense | | 90 | | 127 | | 122 |
| Equity method investment income and gain on sale | | — | | — | | (83) |
| Income before income taxes | | 1,017 | | 1,298 | | 1,081 |
| Income taxes | | 234 | | 274 | | 212 |
| Net income | $ | 783 | $ | 1,024 | $ | 869 |
| Earnings per share: | | | | | | |
| Basic | $ | 1.63 | $ | 2.15 | $ | 1.84 |
| Diluted | $ | 1.63 | $ | 2.14 | $ | 1.84 |

The accompanying notes are an integral part of the consolidated financial statements.

54

**Brown-Forman Corporation and Subsidiaries**
**Consolidated Statements of Comprehensive Income**
(Dollars in millions)

| Year Ended April 30, | | 2023 | | 2024 | | 2025 |
|---|---|---|---|---|---|---|
| Net income | $ | 783 | $ | 1,024 | $ | 869 |
| Other comprehensive income (loss), net of tax: | | | | | | |
| Currency translation adjustments | | 135 | | (7) | | 19 |
| Cash flow hedge adjustments | | (27) | | — | | (15) |
| Postretirement benefits adjustments | | 9 | | 21 | | (3) |
| Net other comprehensive income (loss) | | 117 | | 14 | | 1 |
| Comprehensive income | $ | 900 | $ | 1,038 | $ | 870 |

The accompanying notes are an integral part of the consolidated financial statements.

# Brown-Forman Corporation and Subsidiaries
## Consolidated Balance Sheets
(Dollars in millions)

| April 30, | | 2024 | | 2025 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents | $ | 446 | $ | 444 |
| Accounts receivable, net | | 769 | | 830 |
| Inventories: | | | | |
|   Barreled whiskey | | 1,490 | | 1,567 |
|   Finished goods | | 452 | | 476 |
|   Work in process | | 396 | | 378 |
|   Raw materials and supplies | | 218 | | 90 |
|     Total inventories | | 2,556 | | 2,511 |
| Assets held for sale | | — | | 121 |
| Other current assets | | 265 | | 289 |
|     Total current assets | | 4,036 | | 4,195 |
| Property, plant, and equipment, net | | 1,074 | | 1,095 |
| Goodwill | | 1,455 | | 1,505 |
| Other intangible assets | | 990 | | 981 |
| Equity method investments | | 270 | | 3 |
| Deferred tax assets | | 69 | | 47 |
| Other assets | | 272 | | 260 |
|     Total assets | $ | 8,166 | $ | 8,086 |
| **Liabilities** | | | | |
| Accounts payable and accrued expenses | $ | 793 | $ | 741 |
| Accrued income taxes | | 38 | | 27 |
| Short-term borrowings | | 428 | | 312 |
| Current portion of long-term debt | | 300 | | — |
|     Total current liabilities | | 1,559 | | 1,080 |
| Long-term debt | | 2,372 | | 2,421 |
| Deferred tax liabilities | | 315 | | 241 |
| Accrued pension and other postretirement benefits | | 160 | | 164 |
| Other liabilities | | 243 | | 187 |
|     Total liabilities | | 4,649 | | 4,093 |
| Commitments and contingencies | | | | |
| **Stockholders' Equity** | | | | |
| Common stock: | | | | |
|   Class A, voting, $0.15 par value (170,000,000 shares authorized; 170,000,000 shares issued) | | 25 | | 25 |
|   Class B, nonvoting, $0.15 par value (400,000,000 shares authorized; 314,532,000 shares issued) | | 47 | | 47 |
| Additional paid-in capital | | 13 | | 36 |
| Retained earnings | | 4,261 | | 4,710 |
| Accumulated other comprehensive income (loss), net of tax | | (221) | | (220) |
| Treasury stock, at cost (11,932,000 and 11,863,000 shares in 2024 and 2025, respectively) | | (608) | | (605) |
|     Total stockholders' equity | | 3,517 | | 3,993 |
|     Total liabilities and stockholders' equity | $ | 8,166 | $ | 8,086 |

The accompanying notes are an integral part of the consolidated financial statements.

**Brown-Forman Corporation and Subsidiaries**
**Consolidated Statements of Cash Flows**
(Dollars in millions)

| Year Ended April 30, | 2023 | 2024 | 2025 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 783 | $ 1,024 | $ 869 |
| Adjustments to reconcile net income to net cash provided by operations: | | | |
| Gain on business divestitures | — | (267) | — |
| Equity method investment income and gain on sale | — | — | (83) |
| Asset impairment charges | 96 | 7 | 49 |
| Depreciation and amortization | 80 | 87 | 87 |
| Stock-based compensation expense | 18 | 25 | 28 |
| Deferred income tax provision (benefit) | (3) | 18 | (39) |
| Change in fair value of contingent consideration | — | 9 | (43) |
| Other, net | 18 | 7 | (17) |
| Changes in assets and liabilities, net of business acquisitions and divestitures: | | | |
| Accounts receivable | (21) | 88 | (70) |
| Inventories | (403) | (349) | (64) |
| Other current assets | 4 | 23 | (25) |
| Accounts payable and accrued expenses | 77 | (31) | (40) |
| Accrued income taxes | (57) | 17 | (13) |
| Other operating assets and liabilities | 48 | (11) | (41) |
| Cash provided by operating activities | 640 | 647 | 598 |
| Cash flows from investing activities: | | | |
| Proceeds from business divestitures | — | 246 | — |
| Proceeds from sale of equity method investment | — | — | 350 |
| Business acquisitions, net of cash acquired | (1,195) | — | — |
| Additions to property, plant, and equipment | (183) | (228) | (167) |
| Other, net | 23 | 31 | 66 |
| Cash provided by (used for) investing activities | (1,355) | 49 | 249 |
| Cash flows from financing activities: | | | |
| Proceeds from short-term borrowings, maturities greater than 90 days | 600 | — | — |
| Repayments of short-term borrowings, maturities greater than 90 days | (600) | — | — |
| Net change in other short-term borrowings | 234 | 192 | (117) |
| Repayment of long-term debt | (250) | — | (300) |
| Proceeds from long-term debt | 648 | — | — |
| Acquisition of treasury stock | — | (400) | — |
| Dividends paid | (378) | (404) | (420) |
| Other, net | (15) | (6) | (6) |
| Cash provided by (used for) financing activities | 239 | (618) | (843) |
| Effect of exchange rate changes on cash, cash equivalents, and restricted cash | (14) | (6) | 3 |
| Net increase (decrease) in cash, cash equivalents, and restricted cash | (490) | 72 | 7 |
| Cash, cash equivalents, and restricted cash at beginning of period | 874 | 384 | 456 |
| Cash, cash equivalents, and restricted cash at end of period | 384 | 456 | 463 |
| Less: Restricted cash (included in other current assets) at end of period | (10) | (10) | (19) |
| Cash and cash equivalents at end of period | $ 374 | $ 446 | $ 444 |

The accompanying notes are an integral part of the consolidated financial statements.

**Brown-Forman Corporation and Subsidiaries**
**Consolidated Statements of Cash Flows**
(Dollars in millions)

| Year Ended April 30, | | 2023 | | 2024 | | 2025 |
|---|---|---|---|---|---|---|
| Supplemental information: | | | | | | |
| Cash paid for interest | $ | 85 | $ | 125 | $ | 119 |
| Cash paid for income taxes | $ | 278 | $ | 242 | $ | 303 |
| Non-cash additions to property, plant, and equipment | $ | 27 | $ | 20 | $ | 14 |

The accompanying notes are an integral part of the consolidated financial statements.

**Brown-Forman Corporation and Subsidiaries**
**Consolidated Statements of Stockholders' Equity**
(Dollars in millions, except per share amounts)

| | Class A Common Stock | Class B Common Stock | Additional Paid-in Capital | Retained Earnings | AOCI | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| Balance at April 30, 2022 | $ 25 | $ 47 | $ — | $ 3,242 | $ (352) | $ (225) | $ 2,737 |
| Net income | | | | 783 | | | 783 |
| Net other comprehensive income (loss) | | | | | 117 | | 117 |
| Cash dividends ($0.7880 per share) | | | | (378) | | | (378) |
| Stock-based compensation expense | | | 18 | | | | 18 |
| Stock issued under compensation plans | | | | | | 12 | 12 |
| Loss on treasury stock issued under compensation plans | | | (17) | (4) | | | (21) |
| Balance at April 30, 2023 | 25 | 47 | 1 | 3,643 | (235) | (213) | 3,268 |
| Net income | | | | 1,024 | | | 1,024 |
| Net other comprehensive income (loss) | | | | | 14 | | 14 |
| Cash dividends ($0.8466 per share) | | | | (404) | | | (404) |
| Acquisition of treasury stock | | | | | | (404) | (404) |
| Stock-based compensation expense | | | 25 | | | | 25 |
| Stock issued under compensation plans | | | | | | 9 | 9 |
| Loss on treasury stock issued under compensation plans | | | (13) | (2) | | | (15) |
| Balance at April 30, 2024 | 25 | 47 | 13 | 4,261 | (221) | (608) | 3,517 |
| Net income | | | | 869 | | | 869 |
| Net other comprehensive income (loss) | | | | | 1 | | 1 |
| Cash dividends ($0.8886 per share) | | | | (420) | | | (420) |
| Stock-based compensation expense | | | 28 | | | | 28 |
| Stock issued under compensation plans | | | | | | 3 | 3 |
| Loss on treasury stock issued under compensation plans | | | (5) | | | | (5) |
| Balance at April 30, 2025 | $ 25 | $ 47 | $ 36 | $ 4,710 | $ (220) | $ (605) | $ 3,993 |

The accompanying notes are an integral part of the consolidated financial statements.

**Brown-Forman Corporation and Subsidiaries**
**Notes to Consolidated Financial Statements**
(Dollars and other currency amounts in millions, except per share data)

## 1. Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP). We also apply the following accounting policies when preparing our consolidated financial statements:

*Principles of consolidation.* Our consolidated financial statements include the accounts of all subsidiaries in which we have a controlling financial interest. We use the equity method to account for investments in entities that we do not control but over whose operating and financial policies we have the ability to exercise significant influence. We eliminate all intercompany transactions.

*Estimates.* To prepare financial statements that conform with GAAP, our management must make informed estimates that affect how we report revenues, expenses, assets, and liabilities, including contingent assets and liabilities. Actual results could differ from these estimates.

*Cash equivalents.* Cash equivalents include bank demand deposits and all highly liquid investments with original maturities of three months or less.

*Accounts receivable.* Accounts receivable are recorded net of an allowance for expected credit losses (allowance for doubtful accounts). We determine the allowance using information such as customer credit history and financial condition, historical loss experience, and macroeconomic factors. We write off account balances against the allowance when we have exhausted our collection efforts. The allowance for doubtful accounts was $8 and $7 at April 30, 2024 and 2025, respectively.

*Inventories.* Inventories are valued at the lower of cost or net realizable value. Approximately 50% of our consolidated inventories are valued using the last-in, first-out (LIFO) cost method, which we use for the majority of our U.S. inventories. We value the remainder of our inventories primarily using the first-in, first-out (FIFO) cost method. FIFO cost approximates current replacement cost. If we had used the FIFO method for all inventories, they would have been $512 and $600 higher than reported at April 30, 2024 and 2025, respectively.

Because we age most of our whiskeys in barrels for three years or more, we bottle and sell only a portion of our whiskey inventory each year. Following industry practice, we classify all barreled whiskey as a current asset. We include warehousing, insurance, ad valorem taxes, and other carrying charges applicable to barreled whiskey in inventory costs.

We classify agave inventories, bulk tequila, barreled rum, and liquid in bottling tanks as work in process.

*Property, plant, and equipment.* We state property, plant, and equipment at cost less accumulated depreciation. We calculate depreciation on a straight-line basis using our estimates of useful life, which are 20–40 years for buildings and improvements; 3–10 years for machinery, equipment, vehicles, furniture, and fixtures; and 3–7 years for capitalized software.

We assess our property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. When we do not expect to recover the carrying value of an asset (or asset group) through undiscounted future cash flows, we write it down to its estimated fair value. We determine fair value using discounted estimated future cash flows, considering market values for similar assets when available.

When we retire or dispose of property, plant, and equipment, we remove its cost and accumulated depreciation from our balance sheet and reflect any gain or loss in operating income. We expense the costs of repairing and maintaining our property, plant, and equipment as we incur them.

*Goodwill and other intangible assets.* When we acquire a business, we first allocate the purchase price to identifiable assets and liabilities, including intangible brand names and trademarks ("brand names"), based on estimated fair value. We then record any remaining purchase price as goodwill. We do not amortize goodwill or other intangible assets with indefinite lives. We consider all of our brand names to have indefinite lives.

We assess our goodwill and other indefinite-lived intangible assets for impairment at least annually, or more frequently if circumstances indicate the carrying amount may be impaired. Goodwill is impaired when the carrying amount of the related reporting unit exceeds its estimated fair value, in which case we write down the goodwill by the amount of the excess (limited to the carrying amount of the goodwill). We estimate the reporting unit's fair value using discounted estimated future cash flows or market information. Similarly, a brand name is impaired when its carrying amount exceeds its estimated fair value, in which case we write down the brand name to its estimated fair value. We estimate the fair value of a brand name using the relief-from-royalty method. We also consider market values for similar assets when available. Considerable management judgment is necessary to estimate fair value, including the selection of assumptions about future cash flows, net sales, discount rates, and royalty rates.

We have the option, before quantifying the fair value of a reporting unit or brand name, to evaluate qualitative factors to assess whether it is more likely than not that our goodwill or brand names are impaired. If we determine that is not the case, then we are not required to quantify the fair value. That assessment also takes considerable management judgment.

*Revenue recognition.* Our net sales predominantly reflect global sales of beverage alcohol consumer products. We sell these products under contracts with different types of customers, depending on the market. The customer is most often a distributor, wholesaler, or retailer.

Each contract typically includes a single performance obligation to transfer control of the products to the customer. Depending on the contract, control is transferred when the products are either shipped or delivered to the customer, at which point we recognize the transaction price for those products as net sales. The transaction price recognized at that point reflects our estimate of the consideration to be received in exchange for the products. The actual amount may ultimately differ due to the effect of various customer incentives and trade promotion activities. In making our estimates, we consider our historical experience and current expectations, as applicable. Subsequent adjustments recognized for changes in estimated transaction prices are typically not material.

Net sales exclude taxes we collect from customers that are imposed by various governments on our sales, and are reduced by payments to customers unless made in exchange for distinct goods or services with fair values approximating the payments. Net sales include any amounts we bill customers for shipping and handling activities related to the products. We recognize the cost of those activities in cost of sales during the same period in which we recognize the related net sales. Sales returns, which are permitted only in limited situations, are not material. Customer payment terms generally range from 30 to 90 days. There are no significant amounts of contract assets or liabilities.

*Cost of sales.* Cost of sales includes the costs of receiving, producing, inspecting, warehousing, insuring, and shipping goods sold during the period.

*Advertising costs.* We expense the production costs of advertising when the advertisements first take place. We expense all other advertising costs during the year in which the costs are incurred.

*Selling, general, and administrative expenses.* Selling, general, and administrative expenses include the costs associated with our sales force, administrative staff and facilities, and other expenses related to our non-manufacturing functions.

*Stock-based compensation.* We use stock-based awards as part of our incentive compensation for eligible employees and directors. We recognize the grant-date fair value of an award as compensation expense on a straight-line basis over the requisite service period, which typically corresponds to the vesting period for the award. Upon forfeiture of an award prior to vesting, we reverse any previously recognized compensation expense related to that award. We classify stock-based compensation expense within selling, general, and administrative expenses.

As we recognize compensation expense for a stock-based award, we concurrently recognize a related deferred tax asset. The subsequent vesting or exercise of the award will generally result in an actual tax benefit that differs from the deferred tax asset that had been recorded. The excess (deficiency) of the actual tax benefit over (under) the previously recorded tax asset is recognized as income tax benefit (expense) on the date of vesting or exercise.

*Income taxes.* We base our annual provision for income taxes on the pre-tax income reflected in our consolidated statement of operations. We establish deferred tax liabilities or assets for temporary differences between GAAP and tax reporting bases and later adjust them to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance as necessary to reduce a deferred tax asset to the amount that we believe is more likely than not to be realized. Certain income earned by foreign subsidiaries is subject to Global Intangible Low-Taxed Income (GILTI), a U.S. tax on foreign earnings. We treat the tax effect of GILTI as a current period tax expense when incurred. We do not provide deferred income taxes on undistributed earnings of foreign subsidiaries that we expect to indefinitely reinvest. We record a deferred tax charge in prepaid taxes for the difference between GAAP and tax reporting bases with respect to the elimination of intercompany profit in ending inventory.

We assess our uncertain income tax positions in two steps. First, we evaluate whether the tax position will, more likely than not, based on its technical merits, be sustained upon examination, including resolution of any related appeals or litigation. For a tax position that does not meet this first criterion, we recognize no tax benefit. For a tax position that does meet the first criterion, we recognize a tax benefit in an amount equal to the largest amount of benefit that we believe has more than a 50%

likelihood of being realized upon ultimate resolution. We record interest and penalties on uncertain tax positions as income tax expense.

*Foreign currency transactions and translation.* We report all gains and losses from foreign currency transactions (those denominated in a currency other than the entity's functional currency) in current income. The U.S. dollar is the functional currency for most of our consolidated entities. The local currency is the functional currency for some of our consolidated foreign entities. We translate the financial statements of those foreign entities into U.S. dollars, using the exchange rate in effect at the balance sheet date to translate assets and liabilities, and using the average exchange rate for the reporting period to translate income and expenses. We record the resulting translation adjustments in other comprehensive income (loss).

*Reclassifications*: Certain prior year amounts have been reclassified to conform with the current year's presentation.

*Recently adopted accounting standard.* In November 2023, the Financial Accounting Standards Board (FASB) issued an updated accounting standard requiring additional disclosures about significant segment expenses and other segment items. We adopted the updated standard as of April 30, 2025 (Note 20). Adoption had no material impact on our consolidated financial statements.

*Accounting standards not yet adopted.* In December 2023, the FASB issued an updated accounting standard requiring additional disclosures about income taxes, primarily related to the rate reconciliation and information about income taxes paid. We are required to adopt the new guidance beginning in fiscal 2026. The update can be applied either prospectively or retrospectively.

In November 2024, the FASB issued an updated accounting standard requiring disaggregation, in the notes to the financial statements, of expense line items in the income statement that include certain categories of expenses. We are required to adopt the updated standard for annual disclosures beginning in fiscal 2028, and for interim disclosures in fiscal 2029, with earlier adoption permitted. The update can be applied either prospectively or retrospectively.

We are currently evaluating the impact that adopting these accounting standards updates will have on our disclosures.

## 2. Balance Sheet Information

Supplemental information on our year-end balance sheets is as follows:

| April 30, | | 2024 | | 2025 |
|---|---|---|---|---|
| Property, plant, and equipment: | | | | |
| Land | $ | 49 | | 49 |
| Buildings | | 782 | | 841 |
| Equipment | | 928 | | 869 |
| Construction in process | | 181 | | 180 |
| | | 1,940 | | 1,939 |
| Less accumulated depreciation | | 866 | | 844 |
| | $ | 1,074 | $ | 1,095 |
| Accounts payable and accrued expenses: | | | | |
| Accounts payable, trade | $ | 267 | $ | 243 |
| Accrued expenses: | | | | |
| Advertising, promotion, and discounts | | 200 | | 197 |
| Compensation and commissions | | 105 | | 86 |
| Excise and other non-income taxes | | 67 | | 67 |
| Other | | 154 | | 148 |
| | | 526 | | 498 |
| | $ | 793 | $ | 741 |
| Other liabilities: | | | | |
| Contingent consideration | $ | 69 | $ | 31 |
| Other | | 174 | | 156 |
| | $ | 243 | $ | 187 |

| April 30, | | 2024 | | 2025 |
|---|---|---|---|---|
| Accumulated other comprehensive income (loss), net of tax: | | | | |
| Currency translation adjustments | $ | (111) | $ | (92) |
| Cash flow hedge adjustments | | 10 | | (5) |
| Postretirement benefits adjustments | | (120) | | (123) |
| | $ | (221) | $ | (220) |

## 3. Earnings per Share

We calculate basic earnings per share by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share further includes the dilutive effect of stock-based compensation awards. We calculate that dilutive effect using the "treasury stock method" (as defined by GAAP).

The following table presents information concerning basic and diluted earnings per share:

| | | 2023 | | 2024 | | 2025 |
|---|---|---|---|---|---|---|
| Net income available to common stockholders | $ | 783 | $ | 1,024 | $ | 869 |
| Share data (in thousands): | | | | | | |
| Basic average common shares outstanding | | 479,155 | | 476,394 | | 472,655 |
| Dilutive effect of stock-based awards | | 1,310 | | 826 | | 295 |
| Diluted average common shares outstanding | | 480,465 | | 477,220 | | 472,950 |
| | | | | | | |
| Basic earnings per share | $ | 1.63 | $ | 2.15 | $ | 1.84 |
| Diluted earnings per share | $ | 1.63 | $ | 2.14 | $ | 1.84 |

We excluded common stock-based awards for approximately 1,107,000 shares, 1,689,000 shares, and 3,325,000 shares from the calculation of diluted earnings per share for 2023, 2024, and 2025, respectively, because they were not dilutive for those periods under the treasury stock method.

## 4. Goodwill and Other Intangible Assets

The following table shows the changes in goodwill (which include no accumulated impairment losses) and other intangible assets over the past two years:

| | | Goodwill | | Other Intangible Assets |
|---|---|---|---|---|
| Balance as of April 30, 2023 | $ | 1,457 | $ | 1,164 |
| Purchase accounting adjustments | | 40 | | (53) |
| Business divestitures | | (28) | | (89) |
| Foreign currency translation adjustment | | (14) | | (25) |
| Impairment | | — | | (7) |
| Balance as of April 30, 2024 | | 1,455 | | 990 |
| Foreign currency translation adjustment | | 50 | | 38 |
| Impairment | | — | | (47) |
| Balance as of April 30, 2025 | $ | 1,505 | $ | 981 |

Our other intangible assets consist of trademarks and brand names, all with indefinite useful lives.

During fiscal 2024, we recorded a $7 impairment charge related to the write-off of the carrying amount of an immaterial discontinued brand name. During the fourth quarter of fiscal 2025, in connection with the preparation of the consolidated financial statements, we recognized a non-cash impairment charge of $47 for the Gin Mare brand name, largely reflecting a decline in our financial forecast assumptions due to the more challenging macroeconomic environment in Europe (Note 17). The impairment charges are included in "other expense (income), net" in the accompanying consolidated statements of operations.

**5. Equity Method Investments**

As of April 30, 2024, our equity method investments included a 21.4% ownership of the common stock of The Duckhorn Portfolio, Inc. ("Duckhorn"), which we obtained as partial consideration for our sale of the Sonoma-Cutrer wine business to Duckhorn (Note 15). The carrying amount of our investment in Duckhorn was $267 as of April 30, 2024, reflecting the fair value of the common stock, based on its quoted market price at the April 30, 2024 closing date of the transaction. Our other equity method investments are immaterial.

Also, effective April 30, 2024, we entered into a transition services agreement (TSA) with Duckhorn related to the sale of the Sonoma-Cutrer wine business. Our cost of sales in 2025 included $24 for Sonoma-Cuter products purchased from Duckhorn under the TSA. Fees earned for transition services provided to Duckhorn under the TSA were immaterial. Services related to the TSA ended on or about August 31, 2024.

On October 6, 2024, Duckhorn entered into a definitive agreement pursuant to which Duckhorn would be acquired by private equity funds. The transaction was completed on December 24, 2024. Upon completion of the transaction, we received cash of $350 in exchange for our 21.4% ownership interest in Duckhorn. As a result of the transaction, we recognized a $78 gain on sale of our investment in Duckhorn in 2025.

**6. Restructuring and Other Charges**

On January 13, 2025, our Board of Directors approved a plan to reduce our structural cost base and realign resources toward future sources of growth (Restructuring Initiative). This included reducing our worldwide headcount by approximately 12% and closing our Louisville-based Brown-Forman Cooperage. These actions were substantially implemented in fiscal 2025, with the remainder to be completed by the end of fiscal 2026.

We expect to incur aggregate charges of approximately $60 to $70 in connection with these actions, consisting primarily of approximately $27 to $32 in severance and other employee-related costs and approximately $33 to $38 in other restructuring costs, including costs related to the Louisville-based Brown-Forman Cooperage facility closure and consulting services associated with the restructuring actions. Through April 30, 2025, we recognized $48 of restructuring and other charges associated with these actions, comprising $46 in restructuring charges and $2 in asset impairments included in other charges. The remaining $12 in other charges represents costs associated with a special one-time early retirement benefit. We also recorded $3 in charges to adjust the carrying value of certain Brown-Forman Cooperage inventory to the amount we expect to realize upon disposal. These charges are included in cost of sales in our consolidated statement of operations. As of April 30, 2025, $27 of the charges to be settled in cash have been paid.

The following table summarizes the restructuring and other charges recognized in fiscal 2025:

| Restructuring charges: | | |
|---|---|---|
| Severance and other employee-related costs | $ | 24 |
| Other restructuring charges[1] | | 22 |
| Restructuring charges | | 46 |
| Other charges[2] | | 14 |
| Total restructuring and other charges | $ | 60 |

[1]Primarily represents one-time costs related to the cooperage facility closure, consulting services, and other miscellaneous exit costs.

[2]Represents $12 in costs associated with a special one-time early retirement benefit to qualifying U.S. employees and $2 in impairment charges on certain cooperage facility assets held for sale.

The charges we currently expect to incur in connection with the Restructuring Initiative are subject to a number of assumptions and risks, and actual results may differ materially. We may also incur other material charges not currently contemplated due to events that may occur as a result of, or in connection with, the Restructuring Initiative.

The following table summarizes the activity in our accrued restructuring costs:

| | Severance and Other Employee-Related Costs | Other Restructuring Charges | Total |
|---|---|---|---|
| Balance at April 30, 2024 | $ — | $ — | $ — |
| Costs incurred and charged to expense | 24 | 22 | 46 |
| Costs paid or otherwise settled | (11) | (16) | (27) |
| Balance at April 30, 2025 | $ 13 | $ 6 | $ 19 |

## 7. Contingencies

We operate in a litigious environment, and we are sued in the normal course of business. Sometimes plaintiffs seek substantial damages. Significant judgment is required in predicting the outcome of these suits and claims, many of which take years to adjudicate. We accrue estimated costs for a contingency when we believe that a loss is probable and we can make a reasonable estimate of the loss, and then adjust the accrual as appropriate to reflect changes in facts and circumstances. We do not believe it is reasonably possible that these existing loss contingencies, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations, or liquidity. No material accrued loss contingencies are recorded as of April 30, 2025.

## 8. Debt and Credit Facilities

Our long-term debt (net of unamortized discounts and issuance costs) consisted of:

| April 30, | 2024 | 2025 |
|---|---|---|
| 3.50% senior notes, $300 principal amount, due April 15, 2025 | $ 300 | $ — |
| 1.20% senior notes, €300 principal amount, due July 7, 2026 | 321 | 342 |
| 2.60% senior notes, £300 principal amount, due July 7, 2028 | 375 | 401 |
| 4.75% senior notes, $650 principal amount, due April 15, 2033 | 643 | 644 |
| 4.00% senior notes, $300 principal amount, due April 15, 2038 | 295 | 296 |
| 3.75% senior notes, $250 principal amount, due January 15, 2043 | 248 | 248 |
| 4.50% senior notes, $500 principal amount, due July 15, 2045 | 490 | 490 |
| | 2,672 | 2,421 |
| Less current portion | 300 | — |
| | $ 2,372 | $ 2,421 |

We repaid the $300 principal amount of 3.50% notes on their maturity date of April 15, 2025.

Debt payments required over the next five fiscal years consist of $0 in 2026, $342 in 2027, $0 in 2028, $402 in 2029, $0 in 2030, and $1,700 after 2030.

The senior notes contain terms, events of default, and covenants customary of these types of unsecured securities, including limitations on the amount of secured debt we can issue.

Details of our short-term borrowings at April 30, 2024 and 2025, are presented below:

| April 30, | 2024 | 2025 |
|---|---|---|
| Commercial paper (par amount) | $429 | $313 |
| Average interest rate | 5.49% | 4.64% |
| Average remaining days to maturity | 12 | 12 |

We have a committed revolving credit agreement with various U.S. and international banks for $900 that expires in May 2029. At April 30, 2025, there were no borrowings outstanding under this facility.

## 9. Common Stock

The following table shows the change in outstanding common shares during each of the last three years:

| (Shares in thousands) | Class A | Class B | Total |
|---|---|---|---|
| Balance at April 30, 2022 | 169,175 | 309,845 | 479,020 |
| Stock issued under compensation plans | 65 | 231 | 296 |
| Balance at April 30, 2023 | 169,240 | 310,076 | 479,316 |
| Acquisition of treasury stock | (176) | (6,736) | (6,912) |
| Stock issued under compensation plans | 44 | 152 | 196 |
| Balance at April 30, 2024 | 169,108 | 303,492 | 472,600 |
| Stock issued under compensation plans | 21 | 48 | 69 |
| Balance at April 30, 2025 | 169,129 | 303,540 | 472,669 |

## 10. Net Sales

The following table shows our net sales by geography:

| | 2023 | 2024 | 2025 |
|---|---|---|---|
| United States | $ 1,968 | $ 1,889 | $ 1,765 |
| Developed International[1] | 1,178 | 1,154 | 1,090 |
| Emerging[2] | 824 | 869 | 852 |
| Travel Retail[3] | 170 | 179 | 166 |
| Non-branded and bulk[4] | 88 | 87 | 102 |
| | $ 4,228 | $ 4,178 | $ 3,975 |

[1]Represents net sales of branded products to "advanced economies" as defined by the International Monetary Fund (IMF), excluding the United States. Our top developed international markets are Germany, Australia, the United Kingdom, France, and Canada.
[2]Represents net sales of branded products to "emerging and developing economies" as defined by the IMF. Our top emerging markets are Mexico, Poland, Brazil, and Türkiye.
[3]Represents net sales of branded products to global duty-free customers, other travel retail customers, and the U.S. military, regardless of customer location.
[4]Includes net sales of used barrels, contract bottling services, and non-branded bulk whiskey, regardless of customer location.

The following table shows our net sales by product category:

| | 2023 | 2024 | 2025 |
|---|---|---|---|
| Whiskey[1] | $ 2,915 | $ 2,832 | $ 2,828 |
| Ready-to-Drink[2] | 509 | 520 | 491 |
| Tequila[3] | 320 | 306 | 262 |
| Non-branded and bulk[4] | 88 | 87 | 102 |
| Rest of portfolio[5] | 396 | 433 | 292 |
| | $ 4,228 | $ 4,178 | $ 3,975 |

[1]Includes all whiskey spirits and whiskey-based flavored liqueurs. The brands included in this category are the Jack Daniel's family of brands (excluding the "Ready-to-Drink" products outlined below), the Woodford Reserve family of brands, the Old Forester family of brands, The Glendronach, Benriach, Glenglassaugh, and Slane Irish Whiskey.
[2]Includes the Jack Daniel's ready-to-drink (RTD) and ready-to-pour (RTP) products, New Mix, and other RTD/RTP products.
[3]Includes el Jimador, the Herradura family of brands, and other tequilas.
[4]Includes net sales of used barrels, contract bottling services, and non-branded bulk whiskey.
[5]Includes Korbel California Champagnes and Korbel Brandy (announced the end of the sales, marketing, and distribution relationship effective June 30, 2025), Diplomático, Chambord, Gin Mare, Sonoma-Cutrer (which was divested on April 30, 2024), Finlandia Vodka (which was divested on November 1, 2023), Fords Gin, and other agency brands (brands we do not own, but sell in certain markets).

## 11. Pension and Other Postretirement Benefits

We sponsor various defined benefit pension plans as well as postretirement plans providing retiree health care and retiree life insurance benefits. Below, we discuss our obligations related to these plans, the assets dedicated to meeting the obligations, and the amounts we recognized in our financial statements as a result of sponsoring these plans.

*Obligations.* We provide eligible employees with pension and other postretirement benefits based on factors such as years of service and compensation level during employment. The pension obligation shown below ("projected benefit obligation") consists of: (a) benefits earned by employees to date based on current salary levels ("accumulated benefit obligation"); and (b) benefits to be received by employees as a result of expected future salary increases. (The obligation for medical and life insurance benefits is not affected by future salary increases.) The following table shows how the present value of our projected benefit obligations changed during each of the last two years.

| | Pension Benefits | | | | Medical and Life Insurance Benefits | | | |
|---|---|---|---|---|---|---|---|---|
| | **2024** | | **2025** | | **2024** | | **2025** | |
| Obligation at beginning of year | $ | 731 | $ | 679 | $ | 40 | $ | 36 |
| Service cost | | 18 | | 16 | | — | | — |
| Interest cost | | 34 | | 35 | | 2 | | 2 |
| Net actuarial loss (gain)[1] | | (61) | | 5 | | (3) | | 3 |
| Plan amendments | | 1 | | — | | — | | — |
| Retiree contributions | | — | | — | | 3 | | 2 |
| Benefits paid | | (44) | | (52) | | (6) | | (5) |
| Special termination benefits | | — | | — | | — | | 1 |
| Obligation at end of year | $ | 679 | $ | 683 | $ | 36 | $ | 39 |

[1] The net actuarial loss (gain) during each year was primarily attributable to changes in discount rates.

Service cost represents the present value of the benefits attributed to service rendered by employees during the year. Interest cost is the increase in the present value of the obligation due to the passage of time. Net actuarial loss (gain) is the change in value of the obligation resulting from experience different from that assumed or from a change in an actuarial assumption. (We discuss actuarial assumptions used at the end of this note.) Plan amendments can also change the value of the obligation.

As shown in the previous table, the change in the value of our pension and other postretirement benefit obligations also includes the effect of benefit payments and retiree contributions. Expected benefit payments (net of retiree contributions) over the next 10 years are as follows:

| | Pension Benefits | | Medical and Life Insurance Benefits | |
|---|---|---|---|---|
| 2026 | $ | 105 | $ | 4 |
| 2027 | | 50 | | 4 |
| 2028 | | 51 | | 4 |
| 2029 | | 52 | | 4 |
| 2030 | | 52 | | 3 |
| 2031 – 2035 | | 260 | | 15 |

*Assets.* We invest in specific assets to fund our pension benefit obligations. Our investment goal is to earn a total return that, over time, will grow assets sufficiently to fund our plans' liabilities, after providing appropriate levels of contributions and accepting prudent levels of investment risk. To achieve this goal, plan assets are invested primarily in funds or portfolios of funds managed by outside managers. Investment risk is managed by company policies that require diversification of asset classes, manager styles, and individual holdings. We measure and monitor investment risk through quarterly and annual performance reviews, and through periodic asset/liability studies.

Asset allocation is the most important method for achieving our investment goals and is based on our assessment of the plans' long-term return objectives and the appropriate balances needed for liquidity, stability, and diversification. As of April 30, 2025, our target asset allocation is a mix of 26% public equity investments, 59% fixed income investments, and 15% alternative investments.

The following table shows the fair value of pension plan assets by category as of the end of the last two years. (Fair value levels are defined in Note 17.)

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **April 30, 2024** | | | | |
| Equity securities | $ 31 | $ — | $ — | $ 31 |
| Fixed income investments | — | 278 | — | 278 |
| Limited partnership interest[1] | — | — | 1 | 1 |
| | $ 31 | $ 278 | $ 1 | 310 |
| Investments measured at net asset value: | | | | |
| Commingled trust funds[2]: | | | | |
| Equity funds | | | | 118 |
| Fixed income funds | | | | 53 |
| Real estate fund | | | | 49 |
| Short-term investments | | | | 11 |
| Limited partnership interests[3] | | | | 38 |
| | | | | |
| Net receivable (payable) for pending transactions | | | | (3) |
| Total | | | | $ 576 |
| | | | | |
| **April 30, 2025** | | | | |
| Equity securities | $ 25 | $ — | $ — | $ 25 |
| Fixed income investments | — | 242 | — | 242 |
| Limited partnership interest[1] | — | — | 1 | 1 |
| | $ 25 | $ 242 | $ 1 | 268 |
| Investments measured at net asset value: | | | | |
| Commingled trust funds[2]: | | | | |
| Equity funds | | | | 115 |
| Fixed income funds | | | | 28 |
| Real estate fund | | | | 41 |
| Short-term investments | | | | 75 |
| Limited partnership interests[3] | | | | 47 |
| | | | | |
| Net receivable (payable) for pending transactions | | | | 2 |
| Total | | | | $ 576 |

---

[1] This limited partnership interest was initially valued at cost and has been adjusted to fair value as determined in good faith by management of the partnership using various factors, and does not meet the requirements for reporting at the net asset value (NAV). The valuation requires significant judgment due to the absence of quoted market prices and the inherent lack of liquidity. This limited partnership has a term expiring in September 2025.

[2] Commingled trust fund valuations are based on the NAV of the funds as determined by the fund administrators and reviewed by us. NAV represents the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. Generally, for commingled trust funds other than real estate, redemptions are permitted daily with no notice period. The real estate fund is redeemable quarterly with 110 days' notice.

[3] These limited partnership interests were initially valued at cost and have been adjusted using NAV per audited financial statements. Investments are generally not eligible for immediate redemption and have original terms averaging 10 to 13 years, although those periods may be extended.

The following table shows how the total fair value of all pension plan assets changed during each of the last two years. (We do not have assets set aside for postretirement medical or life insurance benefits.)

|  | Pension Benefits | | Medical and Life Insurance Benefits | |
|---|---|---|---|---|
|  | 2024 | 2025 | 2024 | 2025 |
| Assets at beginning of year | $ 606 | $ 576 | $ — | $ — |
| Actual return on assets | (2) | 36 | — | — |
| Retiree contributions | — | — | 3 | 2 |
| Company contributions | 16 | 16 | 3 | 3 |
| Benefits paid | (44) | (52) | (6) | (5) |
| Assets at end of year | $ 576 | $ 576 | $ — | $ — |

We currently expect to contribute $16 to our pension plans and $4 to our postretirement medical and life insurance benefit plans during 2026.

*Funded status.* The funded status of a plan refers to the difference between its assets and its obligations. The following table shows the funded status of our plans.

| April 30, | Pension Benefits | | Medical and Life Insurance Benefits | |
|---|---|---|---|---|
|  | 2024 | 2025 | 2024 | 2025 |
| Assets | $ 576 | $ 576 | $ — | $ — |
| Obligations | (679) | (683) | (36) | (39) |
| Funded status | $ (103) | $ (107) | $ (36) | $ (39) |

The funded status is recorded on the accompanying consolidated balance sheets as follows:

| April 30, | Pension Benefits | | Medical and Life Insurance Benefits | |
|---|---|---|---|---|
|  | 2024 | 2025 | 2024 | 2025 |
| Other assets | $ 32 | $ 31 | $ — | $ — |
| Accounts payable and accrued expenses | (8) | (9) | (3) | (4) |
| Accrued pension and other postretirement benefits | (127) | (129) | (33) | (35) |
| Net liability | $ (103) | $ (107) | $ (36) | $ (39) |
| Accumulated other comprehensive income (loss), before tax: |  |  |  |  |
|     Net actuarial gain (loss) | $ (166) | $ (171) | $ 2 | $ — |
|     Prior service credit (cost) | (4) | (2) | 1 | 1 |
|  | $ (170) | $ (173) | $ 3 | $ 1 |

The following table compares our pension plans whose accumulated benefit obligations exceed their assets with our pension plans whose assets exceed their accumulated benefit obligations.

| April 30, | Accumulated Benefit Obligation | | Plan Assets | |
|---|---|---|---|---|
|  | 2024 | 2025 | 2024 | 2025 |
| Plans with accumulated benefit obligation in excess of assets | $ (124) | $ (128) | $ — | $ — |
| Plans with assets in excess of accumulated benefit obligation | (487) | (507) | 576 | 576 |
| Total | $ (611) | $ (635) | $ 576 | $ 576 |

The following table compares our pension plans whose projected benefit obligations exceed their assets with our pension plans whose assets exceed their projected benefit obligations.

| April 30, | Projected Benefit Obligation | | Plan Assets | |
|---|---|---|---|---|
| | 2024 | 2025 | 2024 | 2025 |
| Plans with projected benefit obligation in excess of assets | $ (135) | $ (138) | $ — | $ — |
| Plans with assets in excess of projected benefit obligation | (544) | (545) | 576 | 576 |
| Total | $ (679) | $ (683) | $ 576 | $ 576 |

As noted above, we have no assets set aside for the postretirement medical or life insurance benefit plans.

*Pension cost.* The following table shows the components of the pension cost recognized during each of the last three years. The amount for each year includes amortization of the prior service cost/credit and net actuarial loss/gain included in accumulated other comprehensive loss as of the beginning of the year.

| | Pension Benefits | | |
|---|---|---|---|
| | 2023 | 2024 | 2025 |
| Service cost | $ 20 | $ 18 | $ 16 |
| Interest cost | 32 | 34 | 35 |
| Expected return on assets | (43) | (40) | (38) |
| Amortization of: | | | |
| Prior service cost (credit) | 1 | 1 | 1 |
| Net actuarial loss (gain) | 9 | 6 | 2 |
| Curtailment charge | — | — | 2 |
| Settlement charge | 29 | — | — |
| Net cost | $ 48 | $ 19 | $ 18 |

We determine the expected return on plan assets by applying our long-term rate of return assumption to the market-related value of plan assets, adjusted by earnings on contributions and benefit payments expected to be made during the year. We calculate the market-related value of plan assets by amortizing actual versus expected returns over five years.

We amortize prior service costs and net actuarial gains or losses on straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan. However, for net actuarial gains or losses, we use a corridor approach that amortizes them only to the extent the gain or loss exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets.

The settlement charge recognized during 2023 was triggered by fiscal year-to-date lump-sum payments under certain pension plans surpassing total annual service and interest cost for those plans.

*Other postretirement benefits cost.* The following table shows the components of the postretirement medical and life insurance benefits cost that we recognized during each of the last three years.

| | Medical and Life Insurance Benefits | | |
|---|---|---|---|
| | 2023 | 2024 | 2025 |
| Service cost | $ 1 | $ — | $ — |
| Interest cost | 1 | 2 | 2 |
| Curtailment charge | — | — | 1 |
| Net cost | $ 2 | $ 2 | $ 3 |

We amortize prior service costs and net actuarial gains or losses on straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan.

*Other comprehensive income (loss).* We recognize prior service cost/credit and net actuarial loss/gain in other comprehensive income or loss (OCI) during the period in which they arise. These amounts are later amortized from accumulated OCI into pension and other postretirement benefit cost over future periods as described above. The following table shows the pre-tax effect of these amounts on OCI during each of the last three years.

| | Pension Benefits | | | Medical and Life Insurance Benefits | | |
|---|---|---|---|---|---|---|
| | 2023 | 2024 | 2025 | 2023 | 2024 | 2025 |
| Prior service credit (cost) | $ — | $ (1) | $ — | $ — | $ — | $ — |
| Net actuarial gain (loss) | (29) | 20 | (6) | 2 | 3 | (2) |
| Amortization reclassified to earnings: | | | | | | |
| Prior service cost (credit) | 1 | 1 | 1 | — | — | (1) |
| Net actuarial loss (gain) | 38 | 6 | 2 | — | — | — |
| Net amount recognized in OCI | $ 10 | $ 26 | $ (3) | $ 2 | $ 3 | $ (3) |

*Assumptions and sensitivity.* We use various assumptions to determine the obligations and cost related to our pension and other postretirement benefit plans. The weighted-average assumptions used in computing benefit plan obligations as of the end of the last two years were as follows:

| | Pension Benefits | | Medical and Life Insurance Benefits | |
|---|---|---|---|---|
| | 2024 | 2025 | 2024 | 2025 |
| Discount rate | 5.70 % | 5.62 % | 5.66 % | 5.45 % |
| Rate of salary increase | 4.00 % | 4.00 % | n/a | n/a |
| Interest crediting rate | 4.79 % | 4.69 % | n/a | n/a |

The weighted-average assumptions used in computing benefit plan cost during each of the last three years were as follows:

| | Pension Benefits | | | Medical and Life Insurance Benefits | | |
|---|---|---|---|---|---|---|
| | 2023 | 2024 | 2025 | 2023 | 2024 | 2025 |
| Discount rate for service cost | 4.52 % | 4.98 % | 5.74 % | 4.50 % | 5.02 % | 5.73 % |
| Discount rate for interest cost | 4.12 % | 4.79 % | 5.53 % | 3.96 % | 4.78 % | 5.49 % |
| Rate of salary increase | 4.00 % | 4.00 % | 4.00 % | n/a | n/a | n/a |
| Interest crediting rate | 3.06 % | 3.69 % | 4.79 % | n/a | n/a | n/a |
| Expected return on plan assets | 6.25 % | 6.50 % | 6.56 % | n/a | n/a | n/a |

We determine the assumed discount rates using a yield curve based on the interest rates of high-quality debt securities with maturities corresponding to the expected timing of our benefit payments. We measure the service cost and interest cost components by applying the specific spot rates along the yield curve used to measure the benefit obligation at the beginning of the period.

The assumed rate of salary increase reflects the expected average annual increase in salaries as a result of inflation, merit increases, and promotions over the service period of the plan participants.

The assumed interest crediting is based on the greater of the average yield on 30-year Treasury bonds or the minimum rate specified in the applicable pension plan.

The expected return on plan assets represents the long-term rate of return that we assume will be earned over the life of the pension assets. The assumption reflects expected capital market returns for each asset class, which are based on historical returns, adjusted for the expected effects of diversification.

The assumed health care cost trend rates as of the end of the last two years were as follows:

| | Medical and Life Insurance Benefits | |
|---|---|---|
| | 2024 | 2025 |
| Health care cost trend rate assumed for next year | 7.13 % | 8.54 % |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 4.50 % | 4.50 % |
| Year that the rate reaches the ultimate trend rate | 2032 | 2034 |

*Savings plans.* We also sponsor various defined contribution benefit plans that together cover substantially all U.S. employees. Employees can make voluntary contributions in accordance with their respective plans, which include a 401(k) tax deferral option. We match a percentage of each employee's contributions in accordance with plan terms. We expensed $14, $14, and $13 for matching contributions during 2023, 2024, and 2025, respectively.

*International plans.* The information presented above for defined benefit plans and defined contribution benefit plans reflects amounts for U.S. plans only. Information about similar international plans is not presented due to immateriality.

## 12. Stock-Based Compensation

The Brown-Forman 2022 Omnibus Compensation Plan (Plan) is our incentive compensation plan, designed to reward participants (including eligible executive officers, other employees, and non-employee directors) for company performance. Under the Plan, we can grant stock-based incentive awards for up to 12,412,433 shares of common stock to eligible participants until July 28, 2032. As of April 30, 2025, awards for approximately 10,640,000 shares remain available for issuance under the Plan. We try to limit the source of shares delivered to participants under the Plan to treasury shares that we purchase from time to time on the open market (in connection with a publicly announced share repurchase program), in private transactions, or otherwise.

Awards granted under the Plan include stock-settled stock appreciation rights (SSARs), performance-based restricted stock units (PBRSUs), time-based restricted stock units (RSUs), and deferred stock units (DSUs).

*SSARs.* We grant SSARs at an exercise price equal to the closing market price of the underlying stock on the grant date. SSARs become exercisable after three years from the first day of the fiscal year of grant and generally are exercisable for seven years after that date. The following table presents information about SSARs outstanding as of April 30, 2025, and for the year then ended.

| | Number of SSARs (in thousands) | | Weighted-Average Exercise Price per SSAR | Weighted-Average Remaining Contractual Term (years) | | Aggregate Intrinsic Value |
|---|---|---|---|---|---|---|
| Outstanding at April 30, 2024 | 3,750 | $ | 55.37 | | | |
| Granted | 595 | | 44.97 | | | |
| Exercised | (19) | | 39.58 | | | |
| Forfeited or expired | (448) | | 42.98 | | | |
| Outstanding at April 30, 2025 | 3,878 | $ | 55.29 | 4.6 | $ | — |
| Exercisable at April 30, 2025 | 2,653 | $ | 53.25 | 3.1 | $ | — |

We use the Black-Scholes pricing model to calculate the grant-date fair value of a SSAR. The weighted-average grant-date fair values and related valuation assumptions for the SSARS granted during each of the last three years were as follows:

| | | 2023 | | 2024 | | 2025 |
|---|---|---|---|---|---|---|
| Grant-date fair value | $ | 20.67 | $ | 21.69 | $ | 12.86 |
| Valuation assumptions: | | | | | | |
| Expected term (years) | | 7.0 | | 7.0 | | 7.0 |
| Risk-free interest rate | | 2.7 % | | 4.1 % | | 4.1 % |
| Expected volatility | | 24.8 % | | 25.0 % | | 26.1 % |
| Expected dividend yield | | 1.0 % | | 1.2 % | | 1.9 % |

The expected term is based on past exercise experience for similar awards. The risk-free interest rate is based on zero-coupon U.S. Treasury rates as of the date of grant. Expected volatility and dividend yield are based on historical data, with consideration of other factors when applicable.

*PBRSUs.* The PBRSUs vest at the end of a three-year performance period that begins on the first day of the fiscal year of grant. For PBRSUs granted in fiscal 2023, performance is measured in full by comparing the three-year cumulative total shareholder return (TSR) of our Class B common stock to the three-year cumulative TSR of the companies in the Standard & Poor's Consumer Staples Index (the peer group). Beginning with PBRSUs granted in fiscal 2024, performance is measured based in part (50%) on our TSR compared to the TSR of a specified peer group and in part (50%) on our adjusted operating income growth compared to the adjusted operating income growth of the peer group over the three-year performance period. At the end of the performance period, the number of PBRSUs is adjusted for performance, and then adjusted upward to account for dividends paid during the second and third years of the performance period. The resulting PBRSUs are then converted to common shares.

The following table presents information about PBRSUs outstanding as of April 30, 2025, and for the year then ended.

| | Number of PBRSUs (in thousands) | Weighted-Average Fair Value at Grant Date | |
|---|---|---|---|
| Outstanding at April 30, 2024 | 413 | $ | 76.53 |
| Granted | 356 | $ | 42.09 |
| Adjusted for performance and dividends | (50) | $ | 70.04 |
| Converted to common shares | (54) | $ | 70.04 |
| Forfeited | (27) | $ | 48.81 |
| Outstanding at April 30, 2025 | 638 | $ | 59.53 |

For the portion of the PBRSUs based on adjusted operating income performance, we calculate the grant-date fair value using the closing market price on the underlying stock at the date of grant, discounted for dividends that are not paid on the PBRSUs during the first year of the performance period.

For the portion of the PBRSUs based on TSR, we calculate the grant-date fair value using a Monte Carlo simulation model. The following table shows the assumptions used in the Monte Carlo simulation model to value the awards granted during each of the last three fiscal years.

| | 2023 | 2024 | 2025 |
|---|---|---|---|
| Valuation assumptions: | | | |
| Risk-free interest rate | 2.8 % | 4.6 % | 4.3 % |
| Expected volatility | 29.8 % | 22.2 % | 24.6 % |
| Expected dividend yield | 1.0 % | 1.2 % | 1.9 % |
| Remaining performance period (years) as of grant date | 2.8 | 2.8 | 2.8 |

*RSUs.* Beginning in fiscal 2024, we grant time-based restricted stock units (RSUs) to certain non-executive employees. Each RSU represents the right to receive one share of Class B common stock. The RSUs vest in three equal amounts at the end of each of the subsequent three fiscal years. Outstanding RSUs are credited with dividend-equivalent RSUs when dividends are paid on our common stock. The grant-date fair value of an RSU is the closing market price of the underlying stock on the grant date. The following table presents information about RSUs outstanding as of April 30, 2025, and for the year then ended.

| | Number of RSUs (in thousands) | Weighted-Average Fair Value at Grant Date | |
|---|---|---|---|
| Outstanding at April 30, 2024 | 87 | $ | 68.88 |
| Granted | 157 | $ | 44.65 |
| Additions for dividend equivalents | 4 | $ | 53.38 |
| Converted to common shares | (30) | $ | 68.28 |
| Forfeited | (10) | $ | 45.83 |
| Outstanding at April 30, 2025 | 208 | $ | 51.51 |

*DSUs.* DSUs are granted to our non-employee directors. Each DSU represents the right to receive one share of common stock based on the closing price of the shares on the date of grant. Outstanding DSUs are credited with dividend-equivalent DSUs when dividends are paid on our common stock. Each annual grant vests after one year. DSUs are paid out in shares after the completion of a director's tenure on the board plus a six-month waiting period. The director may elect to receive the distribution either in a single lump sum or in ten equal annual installments. As of April 30, 2025, there were approximately 215,000 outstanding DSUs, of which approximately 180,000 were vested.

The grant-date fair value of a DSU is the closing market price of the underlying stock on the grant date. The weighted average grant-date fair values for these awards granted during each of the last three years were as follows:

|  | 2023 | 2024 | 2025 |
|---|---|---|---|
| Grant-date fair value | $ 72.10 | $ 71.23 | $ 45.99 |

*Additional information.* The pre-tax stock-based compensation expense and related deferred income tax benefits recognized during the last three fiscal years were as follows:

|  | 2023 | 2024 | 2025 |
|---|---|---|---|
| Pre-tax compensation expense | $ 18 | $ 25 | $ 28 |
| Deferred tax benefit | 3 | 3 | 3 |

As of April 30, 2025, there was $15 of total unrecognized compensation cost related to non-vested stock-based awards. That cost is expected to be recognized over a weighted-average period of 1.5 years. Further information related to our stock-based awards for the last three years is as follows:

|  | 2023 | 2024 | 2025 |
|---|---|---|---|
| Intrinsic value of SSARs exercised | $ 19 | $ 12 | $ — |
| Fair value of shares vested | 6 | 4 | 5 |
| Tax benefit from exercise / vesting of awards | 4 | 3 | 1 |

## 13. Income Taxes

We incur income taxes on the earnings of our U.S. and foreign operations. The following table, based on the locations of the taxable entities from which sales were derived (rather than the location of customers), presents the U.S. and foreign components of our income before income taxes:

|  | 2023 | 2024 | 2025 |
|---|---|---|---|
| United States | $ 841 | $ 917 | $ 826 |
| Foreign | 176 | 381 | 255 |
|  | $ 1,017 | $ 1,298 | $ 1,081 |

The income shown above was determined according to GAAP. Because those standards sometimes differ from the tax rules used to calculate taxable income, there are differences between (a) the amount of taxable income and pretax financial income for a year and (b) the tax bases of assets or liabilities and their amounts as recorded in our financial statements. As a result, we recognize a current tax liability for the estimated income tax payable on the current tax return, deferred tax liabilities (tax on income that will be recognized on future tax returns), and deferred tax assets (tax from deductions that will be recognized on future tax returns) for the estimated effects of the differences mentioned above.

Total income tax expense for a year includes the tax associated with the current tax return (current tax expense) and the change in the net deferred tax asset or liability (deferred tax expense). Our total income tax expense for each of the last three years was as follows:

|  | 2023 | 2024 | 2025 |
|---|---|---|---|
| Current: |  |  |  |
| U.S. federal | $ 157 | $ 150 | $ 173 |
| Foreign | 46 | 81 | 73 |
| State and local | 34 | 25 | 5 |
|  | 237 | 256 | 251 |
| Deferred: |  |  |  |
| U.S. federal | (4) | 16 | (45) |
| Foreign | 6 | (5) | 19 |
| State and local | (5) | 7 | (13) |
|  | (3) | 18 | (39) |
|  | $ 234 | $ 274 | $ 212 |

Our consolidated effective tax rate usually differs from current statutory rates due to the recognition of amounts for events or transactions with no tax consequences. The following table reconciles our effective tax rate to the federal statutory tax rate in the United States:

| | Percent of Income Before Taxes | | |
| --- | --- | --- | --- |
| | 2023 | 2024 | 2025 |
| U.S. federal statutory rate | 21.0 % | 21.0 % | 21.0 % |
| State taxes, net of U.S. federal tax benefit | 2.5 % | 1.3 % | 1.7 % |
| Income taxed at other than U.S. federal statutory rate | 3.0 % | 0.5 % | 1.5 % |
| Prior intercompany sales taxed at higher than current U.S. federal statutory rate | 1.0 % | — % | — % |
| Tax benefit from foreign-derived sales | (3.0 %) | (1.7 %) | (2.8)% |
| Business divestitures | — % | (0.7 %) | — % |
| Adjustments related to prior years | (0.5 %) | — % | (1.7)% |
| Excess tax benefits from stock-based awards | (0.3 %) | (0.1 %) | — % |
| Tax rate changes | — % | 0.4 % | — % |
| Valuation allowance | (1.3 %) | 0.1 % | 1.4 % |
| Other, net | 0.6 % | 0.4 % | (1.5)% |
| Effective rate | 23.0 % | 21.2 % | 19.6 % |

Deferred tax assets and liabilities as of the end of each of the last two years were as follows:

| April 30, | 2024 | 2025 |
| --- | --- | --- |
| Deferred tax assets: | | |
| Postretirement and other benefits | $ 65 | $ 65 |
| Accrued liabilities and other | 29 | 44 |
| Inventories | 26 | 42 |
| Lease liabilities | 27 | 27 |
| Derivative instruments | — | 2 |
| Loss and credit carryforwards | 65 | 57 |
| Interest expense limitation carryforwards | 18 | 23 |
| Total deferred tax assets | 230 | 260 |
| Valuation allowance | (16) | (35) |
| Total deferred tax assets, net of valuation allowance | 214 | 225 |
| Deferred tax liabilities: | | |
| Intangible assets | (295) | (294) |
| Property, plant, and equipment | (93) | (96) |
| Right-of-use assets | (27) | (27) |
| Derivative instruments | (3) | — |
| Equity method investments | (37) | — |
| Other | (5) | (2) |
| Total deferred tax liabilities | (460) | (419) |
| Net deferred tax liability | $ (246) | $ (194) |

Details of the loss, credit, and interest expense limitation carryforwards and related valuation allowances as of the end of each of the last two years are as follows:

| | April 30, 2024 | | | April 30, 2025 | | |
|---|---|---|---|---|---|---|
| | Gross Amount | Deferred Tax Asset | Valuation Allowance | Gross Amount | Deferred Tax Asset | Valuation Allowance |
| Loss and credit carryforwards: | | | | | | |
| U.S. | $ 110 | $ 38 | $ (7) | $ 68 | $ 31 [1] | $ (10) |
| Foreign | 161 | 27 | (9) | 135 | 26 [2] | (15) |
| | 271 | 65 | (16) | 203 | 57 | (25) |
| Interest expense limitation carryforwards: | | | | | | |
| Foreign | 74 | 18 | — | 91 | 23 [3] | (10) |
| Total carryforwards | $ 345 | $ 83 | $ (16) | $ 294 | $ 80 | $ (35) |

[1]As of April 30, 2025, the deferred tax asset amount includes credit carryforwards of $12 that do not expire and loss and credit carryforwards of $19 that expire in varying amounts from 2026 to 2050.
[2]As of April 30, 2025, the deferred tax asset includes loss carryforwards of $23 that do not expire and $3 that expire in varying amounts over the next 10 years.
[3]The interest expense limitation carryforwards do not expire.

As of April 30, 2025, we had approximately $1,890 of undistributed earnings from our foreign subsidiaries ($1,909 at April 30, 2024). These earnings have been previously subject to tax, primarily as a result of the 2017 Tax Cuts and Jobs Act. Historically, we have asserted that the undistributed earnings of our foreign subsidiaries are reinvested indefinitely outside the United States. We continue to maintain indefinite reinvestment assertions for most undistributed earnings of our foreign subsidiaries, and no deferred taxes have been provided on the earnings. For undistributed earnings not considered permanently reinvested, deferred tax liabilities have been provided for any applicable income taxes and withholding taxes payable in various countries, which are not significant. We have also asserted that other outside basis differences related to our foreign subsidiaries are reinvested indefinitely and that the determination of any unrecognized deferred tax liabilities is not practicable due to the complexities in the calculations. The other outside basis differences relate primarily to differences between U.S. GAAP and tax basis that arose through purchase accounting. These basis differences could reverse through sales of foreign subsidiaries or other transactions, none of which are considered probable as of April 30, 2025.

At April 30, 2025, we had $13 of gross unrecognized tax benefits, $11 of which would reduce our effective income tax rate if recognized. A reconciliation of the beginning and ending unrecognized tax benefits follows:

| | 2023 | 2024 | 2025 |
|---|---|---|---|
| Unrecognized tax benefits at beginning of year | $ 14 | $ 21 | $ 14 |
| Additions for tax positions provided in prior periods | 8 | 1 | — |
| Additions for tax positions provided in current period | 3 | 2 | 2 |
| Decreases for tax positions provided in prior years | — | (3) | — |
| Settlements of tax positions in the current period | — | (3) | — |
| Lapse of statutes of limitations | (4) | (4) | (3) |
| Unrecognized tax benefits at end of year | $ 21 | $ 14 | $ 13 |

We file federal income tax returns in the United States and also file tax returns in various state, local and foreign jurisdictions. The major jurisdictions where we are subject to examination by tax authorities include the United States, Brazil, Korea, Mexico, Netherlands, and the United Kingdom. We have tax years open for examination from 2013 and forward. Various tax examinations are currently in progress in the United States, for both federal and states, and in certain foreign jurisdictions. In the United States, we are participating in the Internal Revenue Service's Compliance Assurance Program for our fiscal 2025 tax year.

We believe there will be no material change in our gross unrecognized tax benefits in the next 12 months.

## 14. Acquisitions

*Gin Mare.* On November 3, 2022, we acquired the Gin Mare and Gin Mare Capri brands through our purchase of 100% of the equity interests of Gin Mare Brand, S.L.U., a Spanish company, and Mareliquid Vantguard, S.L.U., a Spanish company (the "Gin Mare acquisition"). The acquisition was accounted for as a business combination. The purchase price of the Gin Mare acquisition was $523, which consisted of $468 in cash paid at the acquisition date plus contingent consideration of $55.

The contingent consideration of $55 reflects the estimated fair value, at the acquisition date, of contingent future cash payments of up to €90 to the sellers under an "earn-out" provision of the acquisition agreement. We determined the estimated fair value of the contingent consideration using a Monte Carlo simulation, which requires the use of assumptions, such as projected future net sales, discount rates, and volatility rates.

Any contingent consideration earned by the sellers will become payable in cash upon exercise by the sellers of the right to receive the payment, which can occur no later than July 2027. The amount payable will depend on the achievement of net sales targets for Gin Mare for the latest fiscal year completed prior to the date of exercise by the sellers. The possible payments range from zero to €90. See Note 17 for additional information about the contingent consideration liability.

At the acquisition date, we also entered into a supply agreement with the sellers for the production and supply of Gin Mare products to us, at market terms, for an initial period of 10 years (subject to subsequent renewal periods).

*Diplomático.* On January 5, 2023, we acquired the Diplomático and Botucal rum brands through our purchase of (i) 100% of the equity interests of (a) International Rum and Spirits Distributors Unipessoal, Lda., a Portuguese company, (b) Diplomático Branding Unipessoal Lda., a Portuguese company, (c) International Bottling Services, S.A., a Panamanian corporation, and (d) International Rum & Spirits Marketing Solutions, S.L., a Spanish company; and (ii) certain assets of Destilerias Unidas Corp. (the "Diplomático acquisition"). The acquisition was accounted for as a business combination. The purchase price of the Diplomático acquisition consisted of cash of $723 (net of a post-closing working capital adjustment of $4).

At the acquisition date, we also entered into a supply agreement with the sellers for their production and supply of rum to us, at market terms, for an initial period of 10 years (subject to subsequent renewal periods).

In connection with the acquisitions, we recognized transaction expenses of $55 during fiscal 2023. The transaction expenses largely reflect payments made to terminate certain distribution contracts related to the acquired brands.

## 15. Gain on Business Divestitures

On November 1, 2023, we sold the Finlandia vodka business to Coca-Cola HBC AG for $196 in cash. As a result of the sale, we recognized a pre-tax gain of $92 during fiscal 2024.

On April 30, 2024, we sold the Sonoma-Cutrer wine business to The Duckhorn Portfolio, Inc. ("Duckhorn") in exchange for an ownership percentage of 21.4% in Duckhorn (Note 5) and cash of $50. As a result of the sale, we recognized a pre-tax gain of $175 during fiscal 2024.

## 16. Derivative Financial Instruments and Hedging Activities

We are subject to market risks, including the effect of fluctuations in foreign currency exchange rates, commodity prices, and interest rates. We use derivatives to help manage financial exposures that occur in the normal course of business. We formally document the purpose of each derivative contract, which includes linking the contract to the financial exposure it is designed to mitigate. We do not hold or issue derivatives for trading or speculative purposes.

We use currency derivative contracts to limit our exposure to the foreign currency exchange risk that we cannot mitigate internally by using netting strategies. We designate most of these contracts as cash flow hedges of forecasted transactions (expected to occur within three years). We record all changes in the fair value of cash flow hedges in accumulated other comprehensive income (AOCI) until the underlying hedged transaction occurs, when we reclassify that amount into earnings.

Some of our currency derivatives are not designated as hedges because we use them to partially offset the immediate earnings impact of changes in foreign currency exchange rates on existing assets or liabilities. We immediately recognize the change in fair value of these contracts in earnings.

We had outstanding currency derivatives, related primarily to our euro, British pound, and Australian dollar exposures, with notional amounts for all hedged currencies totaling $566 and $463 at April 30, 2024 and 2025, respectively. The maximum term of outstanding derivative contracts was 24 months at both April 30, 2024 and 2025.

We also use foreign currency-denominated debt to help manage our foreign currency exchange risk. We designate a portion of those debt instruments as net investment hedges, which are intended to mitigate foreign currency exposure related to non-U.S. dollar net investments in certain foreign subsidiaries. Any change in value of the designated portion of the hedging instruments is recorded in AOCI, offsetting the foreign currency translation adjustment of the related net investments that is also recorded in AOCI. The amount of foreign currency-denominated debt designated as net investment hedges was $497 and $531 as of April 30, 2024 and 2025, respectively.

At inception, we expect each financial instrument designated as a hedge to be highly effective in offsetting the financial exposure it is designed to mitigate, and we assess hedge effectiveness continually. If we determine that any financial instruments designated as hedges are no longer highly effective, we discontinue hedge accounting for those instruments.

We use forward purchase contracts with suppliers to protect against corn price volatility. We expect to take physical delivery of the corn underlying each contract and use it for production over a reasonable period of time. Accordingly, we account for these contracts as normal purchases rather than as derivative instruments.

During fiscal 2024, we reclassified $26 of gains on net investment hedges from AOCI to earnings in connection with the divestiture of Finlandia.

The following table presents the pre-tax impact that changes in the fair value of our derivative instruments and non-derivative hedging instruments had on AOCI and earnings during each of the last three years:

| | Classification in Statement of Operations | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| **Currency derivatives designated as cash flow hedges:** | | | | |
| Net gain (loss) recognized in AOCI | n/a | $ 4 | $ 11 | $ (9) |
| Net gain (loss) reclassified from AOCI into earnings | Sales | 37 | 12 | 10 |
| **Interest rate derivatives designated as cash flow hedges:** | | | | |
| Net gain (loss) recognized in AOCI | n/a | (1) | — | — |
| **Currency derivatives not designated as hedging instruments:** | | | | |
| Net gain (loss) recognized in earnings | Sales | (1) | — | 2 |
| Net gain (loss) recognized in earnings | Other income (expense), net | 16 | 8 | (4) |
| **Foreign currency-denominated debt designated as net investment hedge:** | | | | |
| Net gain (loss) recognized in AOCI | n/a | 3 | 3 | (32) |
| Net gain (loss) reclassified from AOCI to earnings | Gain on business divestitures | — | 26 | — |
| | | | | |
| **Total amounts presented in the accompanying consolidated statements of operations for line items affected by the net gains (losses) shown above:** | | | | |
| Sales | | 5,372 | 5,328 | 5,056 |
| Gain on business divestitures | | — | 267 | — |
| Other income (expense), net | | (119) | (24) | 52 |

We expect to reclassify $8 of deferred net losses on cash flow hedges recorded in AOCI as of April 30, 2025, to earnings during fiscal 2026. This reclassification would offset the anticipated earnings impact of the underlying hedged exposures. The actual amounts that we ultimately reclassify to earnings will depend on the exchange rates in effect when the underlying hedged transactions occur.

The following table presents the fair values of our derivative instruments as of April 30, 2024 and 2025:

| | Balance Sheet Classification | Derivative Assets | Derivative Liabilities |
|---|---|---|---|
| **April 30, 2024** | | | |
| Designated as cash flow hedges: | | | |
| Currency derivatives | Other current assets | $ 11 | $ (2) |
| Currency derivatives | Other assets | 1 | (1) |
| Not designated as hedges: | | | |
| Currency derivatives | Accrued expenses | — | (1) |
| **April 30, 2025** | | | |
| Designated as cash flow hedges: | | | |
| Currency derivatives | Accrued expenses | 2 | (11) |
| Currency derivatives | Other liabilities | — | (3) |
| Not designated as hedges: | | | |
| Currency derivatives | Other current assets | 2 | — |

The fair values reflected in the above table are presented on a gross basis. However, as discussed further below, the fair values of those instruments subject to net settlement agreements are presented on a net basis in our balance sheets.

In our statements of cash flows, we classify cash flows related to cash flow hedges in the same category as the cash flows from the hedged items.

*Credit risk.* We are exposed to credit-related losses if the counterparties to our derivative contracts default. This credit risk is limited to the fair value of the contracts. To manage this risk, we contract only with major financial institutions that have earned investment-grade credit ratings and with whom we have standard International Swaps and Derivatives Association (ISDA) agreements that allow for net settlement of the derivative contracts. Also, we have established counterparty credit guidelines that we monitor regularly. Based on our most recent assessment, we consider our counterparty credit risk to be low.

Our derivative instruments require us to maintain a specific level of creditworthiness, which we have maintained. If our creditworthiness were to fall below that level, then the counterparties to our derivative instruments could request immediate payment or collateralization for derivative instruments in net liability positions. The aggregate fair value of all derivatives with creditworthiness requirements that were in a net liability position was $1 and $12 at April 30, 2024 and 2025, respectively.

*Offsetting.* As noted above, our derivative contracts are governed by ISDA agreements that allow for net settlement of derivative contracts with the same counterparty. It is our policy to present the fair values of current derivatives (that is, those with a remaining term of 12 months or less) with the same counterparty on a net basis in our balance sheets. Similarly, we present the fair values of noncurrent derivatives with the same counterparty on a net basis. We do not net current derivatives with noncurrent derivatives in our balance sheets.

The following table summarizes the gross and net amounts of our derivative contracts:

| | Gross Amounts of Recognized Assets (Liabilities) | | Gross Amounts Offset in Balance Sheet | | Net Amounts Presented in Balance Sheet | | Gross Amounts Not Offset in Balance Sheet | | Net Amounts | |
|---|---|---|---|---|---|---|---|---|---|---|
| **April 30, 2024** | | | | | | | | | | |
| Derivative assets | $ | 12 | $ | (3) | $ | 9 | $ | — | $ | 9 |
| Derivative liabilities | | (4) | | 3 | | (1) | | — | | (1) |
| **April 30, 2025** | | | | | | | | | | |
| Derivative assets | | 4 | | (2) | | 2 | | — | | 2 |
| Derivative liabilities | | (14) | | 2 | | (12) | | — | | (12) |

No cash collateral was received or pledged related to our derivative contracts as of April 30, 2024 or 2025.

## 17. Fair Value Measurements

The following table summarizes the assets and liabilities measured or disclosed at fair value on a recurring basis:

| | 2024 | | | | 2025 | | | |
|---|---|---|---|---|---|---|---|---|
| April 30, | Carrying Amount | | Fair Value | | Carrying Amount | | Fair Value | |
| Assets: | | | | | | | | |
| Cash and cash equivalents | $ | 446 | $ | 446 | $ | 444 | $ | 444 |
| Currency derivatives | | 9 | | 9 | | 2 | | 2 |
| Liabilities: | | | | | | | | |
| Currency derivatives | | 1 | | 1 | | 12 | | 12 |
| Contingent consideration | | 69 | | 69 | | 31 | | 31 |
| Short-term borrowings | | 428 | | 428 | | 312 | | 312 |
| Long-term debt (including current portion) | | 2,672 | | 2,468 | | 2,421 | | 2,255 |

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We categorize the fair values of assets and liabilities into three levels based on the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 – Observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, or other inputs that are observable or can be derived from or corroborated by observable market data.
- Level 3 – Unobservable inputs supported by little or no market activity.

We determine the fair values of our currency derivatives (forward contracts) using standard valuation models. The significant inputs used in these models, which are readily available in public markets or can be derived from observable market transactions, include the applicable spot exchange rates, forward exchange rates, and interest rates. These fair value measurements are categorized as Level 2 within the valuation hierarchy.

We determine the fair value of long-term debt primarily based on the prices at which identical or similar debt has recently traded in the market and also considering the overall market conditions on the date of valuation. These fair value measurements are categorized as Level 2 within the valuation hierarchy.

The fair values of cash, cash equivalents, and short-term borrowings approximate the carrying amounts due to the short maturities of these instruments.

We determine the fair value of our contingent consideration liability using a Monte Carlo simulation model, which requires the use of Level 3 inputs, such as projected future net sales, discount rates, and volatility rates. Changes in any of these Level 3 inputs could result in material changes to the fair value of the contingent consideration and could materially impact the amount of non-cash expense (or income) recorded each reporting period.

The following table shows the changes in our contingent consideration liability:

| | | |
|---|---|---:|
| Balance as of April 30, 2023 | $ | 63 |
| Purchase accounting adjustment | | (1) |
| Change in fair value[1] | | 9 |
| Foreign currency translation adjustment | | (2) |
| Balance as of April 30, 2024 | | 69 |
| Change in fair value[1] | | (43) |
| Foreign currency translation adjustment | | 5 |
| Balance as of April 30, 2025 | $ | 31 |

[1]Classified as "other expense (income), net" in the accompanying consolidated statement of operations.

The decrease in the fair value of our contingent consideration liability in fiscal 2025 was primarily driven by lower net sales projections for Gin Mare due to the more challenging macroeconomic environment in Europe. See Note 14 for additional information about the contingent consideration liability.

We measure some assets and liabilities at fair value on a nonrecurring basis. That is, we do not measure them at fair value on an ongoing basis, but we do adjust them to fair value in some circumstances (for example, when we determine that an asset is impaired). During the third quarter of fiscal 2023, we recognized a non-cash impairment charge of $96 related to the Finlandia brand name, which was divested on November 1, 2023. Additionally, during the fourth quarter of fiscal 2025, as a result of our annual impairment analysis performed as of the first day of our fourth fiscal quarter, we recognized a non-cash impairment charge of $47 related to the Gin Mare brand name (Note 4). The impairment charges were based on the estimated fair value of each brand name, which we determined using the relief-from-royalty method. The fair value measurements determined using this method are categorized as Level 3 within the valuation hierarchy. No other material nonrecurring fair value measurements were required during the periods presented in these financial statements.

## 18. Leases

We enter into lease arrangements, which we use primarily for office space, vehicles, and land. Substantially all of our leases are operating leases. Our finance leases are not material.

We record lease liabilities and right-of-use (ROU) assets on our balance sheet for leases with terms exceeding 12 months. We do not record lease liabilities or ROU assets for short-term leases. The amounts recorded for lease liabilities and ROU assets are based on the estimated present value, as of the lease commencement date, of the future payments to be made over the lease term. We calculate the present value using our incremental borrowing rate that corresponds to the term of the lease. We include the effect of an option to renew or terminate a lease in the lease term when it is reasonably certain that we will exercise the option.

Some of our leases contain non-lease components (e.g., maintenance or other services) in addition to lease components. We have elected the practical expedient not to separate the non-lease components from the lease components.

The following table shows information about our leases as of the end of the last two years:

| | Balance Sheet Classification | | April 30, 2024 | | April 30, 2025 |
|---|---|---|---|---|---|
| Right-of-use assets | Other assets | $ | 96 | $ | 101 |
| | | | | | |
| Lease liabilities: | | | | | |
| Current | Accounts payable and accrued expenses | $ | 24 | $ | 26 |
| Non-current | Other liabilities | | 73 | | 78 |
| Total | | $ | 97 | $ | 104 |
| | | | | | |
| Weighted-average discount rate | | | 4.2% | | 4.5% |
| Weighted-average remaining term | | | 5.1 years | | 4.8 years |

The following table shows information about the effects of leases during each of the last three years:

| | | 2023 | | 2024 | | 2025 |
|---|---|---|---|---|---|---|
| Total lease cost[1] | $ | 38 | $ | 51 | $ | 45 |
| Cash paid for amounts included in the measurement of lease liabilities[2] | | 25 | | 29 | | 30 |
| Right-of-use assets obtained in exchange for new lease liabilities | | 29 | | 38 | | 33 |

[1]Consists primarily of operating lease cost. Other components of lease cost were not material.
[2]Classified within operating activities in the accompanying consolidated statements of cash flows.

The following table includes a maturity analysis of future (undiscounted) lease payments and a reconciliation of those payments to the lease liabilities recorded on our balance sheet as of April 30, 2025:

| | | April 30, 2025 |
|---|---|---|
| 2026 | $ | 30 |
| 2027 | | 27 |
| 2028 | | 20 |
| 2029 | | 16 |
| 2030 | | 12 |
| Thereafter | | 10 |
| Total lease payments | | 115 |
| Less: Present value discount | | (11) |
| Lease liabilities | $ | 104 |

## 19. Other Comprehensive Income

The following table presents the components of net other comprehensive income (loss) during each of the last three years:

| | Pre-Tax | | Tax | | Net | |
|---|---:|---|---:|---|---:|---|
| **Year Ended April 30, 2023** | | | | | | |
| Currency translation adjustments: | | | | | | |
| Net gain (loss) on currency translation | $ | 135 | $ | — | $ | 135 |
| Reclassification to earnings | | — | | — | | — |
| Other comprehensive income (loss), net | | 135 | | — | | 135 |
| Cash flow hedge adjustments: | | | | | | |
| Net gain (loss) on hedging instruments | | 3 | | (1) | | 2 |
| Reclassification to earnings[1] | | (37) | | 8 | | (29) |
| Other comprehensive income (loss), net | | (34) | | 7 | | (27) |
| Postretirement benefits adjustments: | | | | | | |
| Net actuarial gain (loss) and prior service cost | | (26) | | 6 | | (20) |
| Reclassification to earnings[2] | | 38 | | (9) | | 29 |
| Other comprehensive income (loss), net | | 12 | | (3) | | 9 |
| Total other comprehensive income (loss), net | $ | 113 | $ | 4 | $ | 117 |
| | | | | | | |
| **Year Ended April 30, 2024** | | | | | | |
| Currency translation adjustments: | | | | | | |
| Net gain (loss) on currency translation | $ | (16) | $ | (1) | $ | (17) |
| Reclassification to earnings[3] | | 4 | | 6 | | 10 |
| Other comprehensive income (loss), net | | (12) | | 5 | | (7) |
| Cash flow hedge adjustments: | | | | | | |
| Net gain (loss) on hedging instruments | | 11 | | (2) | | 9 |
| Reclassification to earnings[1] | | (12) | | 3 | | (9) |
| Other comprehensive income (loss), net | | (1) | | 1 | | — |
| Postretirement benefits adjustments: | | | | | | |
| Net actuarial gain (loss) and prior service cost | | 22 | | (5) | | 17 |
| Reclassification to earnings[2] | | 6 | | (2) | | 4 |
| Other comprehensive income (loss), net | | 28 | | (7) | | 21 |
| Total other comprehensive income (loss), net | $ | 15 | $ | (1) | $ | 14 |
| | | | | | | |
| **Year Ended April 30, 2025** | | | | | | |
| Currency translation adjustments: | | | | | | |
| Net gain (loss) on currency translation | $ | 9 | $ | 10 | $ | 19 |
| Reclassification to earnings | | — | | — | | — |
| Other comprehensive income (loss), net | | 9 | | 10 | | 19 |
| Cash flow hedge adjustments: | | | | | | |
| Net gain (loss) on hedging instruments | | (9) | | 2 | | (7) |
| Reclassification to earnings[1] | | (10) | | 2 | | (8) |
| Other comprehensive income (loss), net | | (19) | | 4 | | (15) |
| Postretirement benefits adjustments: | | | | | | |
| Net actuarial gain (loss) and prior service cost | | (8) | | 3 | | (5) |
| Reclassification to earnings[2] | | 2 | | — | | 2 |
| Other comprehensive income (loss), net | | (6) | | 3 | | (3) |
| Total other comprehensive income (loss), net | $ | (16) | $ | 17 | $ | 1 |

[1]Pre-tax amount is classified as sales in the accompanying consolidated statements of operations.
[2]Pre-tax amount is classified as non-operating postretirement expense in the accompanying consolidated statements of operations.
[3]Pre-tax amount is classified in gain on business divestitures in the accompanying consolidated statements of operations.

## 20. Segment and Other Information

Our business constitutes a single operating segment, which derives its revenues predominantly from global sales of beverage alcohol consumer products.

Our Chief Executive Officer is our chief operating decision maker, who manages business operations, evaluates performance, and allocates resources based on segment metrics such as net sales, gross profit, operating income, and net income. Significant segment expenses include cost of sales, advertising expenses, and selling, general, and administrative expenses. Other segment items include (when applicable): restructuring and other charges; gain on business divestitures; other expense (income), net; non-operating postretirement expense; interest income; interest expense; equity method investment income and gain on sale; and income taxes. The amount of each of these segment measures is the same as the consolidated amount presented in the accompanying consolidated statements of operations.

The segment's assets, expenditures for additions to long-lived assets, and depreciation and amortization are the same as the consolidated amounts presented in the accompanying consolidated balance sheets and consolidated statements of cash flows.

The following table presents consolidated net sales by country:

|  | 2023 | 2024 | 2025 |
|---|---|---|---|
| United States | $ 1,968 | $ 1,889 | $ 1,765 |
| Mexico | 244 | 290 | 267 |
| Germany | 239 | 263 | 253 |
| Australia | 221 | 204 | 199 |
| United Kingdom | 207 | 185 | 174 |
| Other[1] | 1,349 | 1,347 | 1,317 |
| Total net sales | $ 4,228 | $ 4,178 | $ 3,975 |

[1]Includes net sales of (a) branded products to countries not listed above; (b) branded products to global duty-free customers, other travel retail customers, and the U.S. military, regardless of customer location; and (c) used barrels, contract bottling services, and non-branded bulk whiskey, regardless of customer location.

Net sales are attributed to countries based on where customers are located. See Note 10 for additional information about net sales, including net sales by product category.

Our two largest customers accounted for 14% and 12% of consolidated net sales in 2023; 13% and 11% of consolidated net sales in 2024; and 13% and 11% of consolidated net sales in 2025.

The net book value of property, plant, and equipment located outside the United States was $255 and $283 as of April 30, 2024 and 2025, respectively. Other long-lived assets located outside the United States are not significant.

## 21. Assets Held for Sale

As discussed in Note 6, our Restructuring Initiative included the planned closure of our Louisville-based Brown-Forman Cooperage. In January 2025, we reached an agreement to close that facility and sell the related assets.

In connection with this transaction, we recorded a $2 impairment charge in 2025 to write down the long-lived assets held for sale to their estimated fair value (net of selling costs). We also recorded $3 in charges to adjust the carrying amount of inventories held for sale as part of the transaction. We estimated the fair value based on the expected proceeds from the transaction. The carrying amount of the assets held for sale as of April 30, 2025, was $121, consisting of $33 in property, plant, and equipment, net, and $88 in inventories. The total carrying amount of the assets held for sale is presented as a separate line item in the consolidated balance sheet as of April 30, 2025.

On May 1, 2025, we completed the sale of the facility and related assets, resulting in an immaterial pre-tax impact on our consolidated statement of operations in fiscal 2026.

**Item 9.** *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

**Item 9A.** *Controls and Procedures*

*Evaluation of Disclosure Controls and Procedures.* Our management, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) (our principal executive and principal financial officers), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of fiscal 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures: (a) are effective to ensure that information required to be disclosed by the Company in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms; and (b) include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure.

*Changes in Internal Control over Financial Reporting.* There has been no change in our internal control over financial reporting during the quarter ended April 30, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

*Management's Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm.* Management's report on our internal control over financial reporting as of April 30, 2025, and our independent registered public accounting firm's report on our internal control over financial reporting are set forth in "Item 8. Financial Statements and Supplementary Data."

**Item 9B.** *Other Information*

During the three months ended April 30, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K, except as described in the table below:

| Name & Title | Action | Character of Trading Arrangement | Date | Duration of Trading Arrangement[1] | Aggregate Number of Securities to be Sold Pursuant to Trading Arrangement |
|---|---|---|---|---|---|
| Lawson E. Whiting<br><br>President and Chief Executive Officer | Adoption | Rule 10b5-1 trading arrangement | 3/31/2025 | 3/31/2026 | Up to 70,921 shares of the Company's Class A and/or Class B common stock |

[1]Trading arrangement terminates upon the earlier of (a) the completion of all sales under the trading arrangement and (b) the date listed in the table above.

**Item 9C.** *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

**Item 10.** *Directors, Executive Officers, and Corporate Governance*

Information on our Executive Officers is included under the caption "Information about Our Executive Officers" in Part I of this report. For the other information required by this item, see the following sections of our definitive proxy statement for the Annual Meeting of Stockholders to be held on or about July 24, 2025 ("2025 Proxy Statement"), which information is incorporated into this report by reference: (a) "Proposal 1: Election of Directors" (for biographical information on directors and family relationships); (b) "Code of Conduct and Code of Ethics for Senior Financial Officers" (for information on our code of ethics); (c) "Selection of Directors" (for information on the procedures by which security holders may recommend nominees to the Company's Board of Directors); (d) "Board Committees" (for information on our Audit Committee); (e) "Insider Trading Policy: Hedging, Derivatives, and Short Sale Transactions Prohibited" (for information on our Insider Trading Policy); and (f) Delinquent Section 16(a) Reports.

## Item 11. *Executive Compensation*

For the information required by this item, refer to the following sections of our 2025 Proxy Statement, which information is incorporated into this report by reference: (a) "Compensation Discussion and Analysis"; (b) "Compensation Tables"; (c) "Director Compensation"; (d) "Pay Ratio Disclosure"; (e) "Pay Versus Performance"; (f) "Compensation Committee Interlocks and Insider Participation"; and (g) "Compensation Committee Report".

## Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table summarizes information as of April 30, 2025, about our equity compensation plans under which we have made grants of stock options, stock appreciation rights, restricted stock, market value units, performance units, or other equity awards.

| Plan Category | Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2] | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans |
|---|---|---|---|
| Equity compensation plans approved by Class A common stockholders | 1,055,595 | $55.29 | 10,639,688 |

[1]Includes 203,442 Class B restricted stock units (RSUs); 467,967 Class B performance-based restricted stock units (PBRSUs); 168,791 Class A PBRSUs; 186,346 Class A common deferred stock units (DSUs); and 29,049 Class B common DSUs issued under the Brown-Forman 2004, 2013 Omnibus, and 2022 Omnibus Compensation Plans. SSARs are exercisable for an amount of our common stock with a value equal to the increase in the fair market value of the common stock from the date the SSARs were granted. The fair market value of our common stock at fiscal year-end has been used for the purposes of reporting the number of shares to be issued upon exercise of the 3,877,659 SSARs outstanding at fiscal year-end.

[2]RSUs, PBRSUs and DSUs have no exercise price because their value depends on continued employment or service over time, and are to be settled for shares of Class B common stock. Accordingly, these have been disregarded for purposes of computing the weighted-average exercise price.

For the other information required by this item, refer to the section entitled "Stock Ownership" of our 2025 Proxy Statement, which information is incorporated into this report by reference.

## Item 13. *Certain Relationships and Related Transactions, and Director Independence*

For the information required by this item, refer to the following sections of our 2025 Proxy Statement, which information is incorporated into this report by reference: (a) "Certain Relationships and Related Transactions"; and (b) "Our Independent Directors."

## Item 14. *Principal Accountant Fees and Services*

For the information required by this item, refer to the following sections of our 2025 Proxy Statement, which information is incorporated into this report by reference: (a) "Fees Paid to Independent Registered Public Accounting Firm"; and (b) "Audit Committee Pre-Approval Policies and Procedures."

**PART IV**

**Item 15.** *Exhibits and Financial Statement Schedules*

|  |  | Page |
|---|---|---|
| (a)(1) | Financial Statements | |
| | The following documents are included in Item 8 of this report: | |
| | Report of Independent Registered Public Accounting Firm (PCAOB ID 42) | 51 |
| | Consolidated Statements of Operations | 54 |
| | Consolidated Statements of Comprehensive Income | 55 |
| | Consolidated Balance Sheets | 56 |
| | Consolidated Statements of Cash Flows | 57 |
| | Consolidated Statements of Stockholders' Equity | 59 |
| | Notes to Consolidated Financial Statements | 60 |
| (a)(2) | Financial Statement Schedule: | |
| | Schedule II – Valuation and Qualifying Accounts | 93 |

We have omitted all other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission either because they are not required under the related instructions, because the information required is included in the consolidated financial statements and notes thereto, or because they do not apply.

(a)(3) *Exhibits:*

The following documents are filed with this report:

**Exhibit Index**

| 21 | Subsidiaries of Brown-Forman Corporation. |
|---|---|
| 23 | Consent of Ernst & Young LLP, independent registered public accounting firm. |
| 31.1 | CEO Certification pursuant to Section 302 of Sarbanes-Oxley Act of 2002. |
| 31.2 | CFO Certification pursuant to Section 302 of Sarbanes-Oxley Act of 2002. |
| 32 | CEO and CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (not considered to be filed). |
| 101 | The following materials from Brown-Forman Corporation's Annual Report on Form 10-K for the fiscal year ended April 30, 2025, in Inline XBRL (eXtensible Business Reporting Language) format: (a) Consolidated Statements of Operations, (b) Consolidated Statements of Comprehensive Income, (c) Consolidated Balance Sheets, (d) Consolidated Statements of Cash Flows, (e) Consolidated Statements of Stockholders' Equity, and (f) Notes to Consolidated Financial Statements. |
| 104 | Cover Page Interactive Data File in Inline XBRL format (included in Exhibit 101). |

The following documents have been previously filed:

**Exhibit Index**

| 3.1 | Restated Certificate of Incorporation of registrant, incorporated into this report by reference to Exhibit 3(i) of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2012, filed on September 5, 2012 (File No. 002-26821). |
|---|---|
| 3.2 | Certificate of Amendment of Restated Certificate of Incorporation of registrant, incorporated into this report by reference to Exhibit 3.1 of Brown-Forman Corporation's Form 8-K filed on August 9, 2016 (File No. 001-00123). |
| 3.3 | By-laws of registrant, as amended and restated effective January 23, 2024, incorporated into this report by reference to Exhibit 3.1 of Brown-Forman Corporation's Form 8-K filed on January 26, 2024 (File No. 001-00123). |
| 4.1 | Description of Brown-Forman Corporation's Class A Common Stock, par value $0.15 per share, and Class B Common Stock, par value $0.15 per share, incorporated into this report by reference to Exhibit 4.1 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2020, filed on June 19, 2020 (File No. 001-00123). |
| 4.2 | Description of Brown-Forman Corporation's 1.200% Notes due 2026, incorporated into this report by reference to Exhibit 4.2 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2020, filed on June 19, 2020 (File No. 001-00123). |

**Exhibit Index**

| | |
|---|---|
| 4.3 | Description of Brown-Forman Corporation's 2.600% Notes due 2028, incorporated into this report by reference to Exhibit 4.3 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2020, filed on June 19, 2020 (File No. 001-00123). |
| 4.4 | Indenture dated as of April 2, 2007, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, incorporated into this report by reference to Exhibit 4.1 of Brown-Forman Corporation's Form 8-K filed on April 3, 2007 (File No. 002-26821). |
| 4.5 | First Supplemental Indenture dated as of December 13, 2010, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, incorporated into this report by reference to Exhibit 4.2 of Brown-Forman Corporation's Form S-3ASR Registration Statement filed on December 13, 2010 (File No. 333-171126). |
| 4.6 | Second Supplemental Indenture dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, incorporated into this report by reference to Exhibit 4.3 of Brown-Forman Corporation's Form S-3ASR Registration Statement filed on June 24, 2015 (File No. 333-205183). |
| 4.7 | Form of 1.200% Note due 2026, incorporated into this report by reference to Exhibit 4.5 of Brown-Forman Corporation's Form 8-K filed on July 8, 2016 (File No. 002-26821). |
| 4.8 | Form of 2.600% Note due 2028, incorporated into this report by reference to Exhibit 4.6 of Brown-Forman Corporation's Form 8-K filed on July 8, 2016 (File No. 002-26821). |
| 4.9 | Form of 3.500% Note due 2025, incorporated into this report by reference to Exhibit 4.5 of Brown-Forman Corporation's Form 8-K filed on March 26, 2018 (File No. 001-00123). |
| 4.10 | Form of 3.75% Note due 2043, incorporated into this report by reference to Exhibit 4.6 of Brown-Forman Corporation's Form 8-K filed on December 12, 2012 (File No. 002-26821). |
| 4.11 | Form of 4.00% Note due 2038, incorporated into this report by reference to Exhibit 4.6 of Brown-Forman Corporation's Form 8-K filed on March 26, 2018 (File No. 001-00123). |
| 4.12 | Form of 4.500% Notes due 2045, incorporated into this report by reference to Exhibit 4.5 of Brown-Forman Corporation's Form 8-K filed on June 29, 2015 (File No. 002-26821). |
| 4.13 | Form of 4.750% Note due 2033, incorporated into this report by reference to Exhibit 4.5 of Brown-Forman Corporation's Form 8-K filed on March 23, 2023 (File No. 001-00123). |
| 4.14 | Officer's Certificate dated December 12, 2012, pursuant to Sections 1.01, 2.02, 3.01, and 3.03 of the Indenture dated as of April 2, 2007, as supplemented by the First Supplemental Indenture dated as of December 13, 2010, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, setting forth the terms of the 3.75% Notes due 2043, incorporated into this report by reference to Exhibit 4.3 of Brown-Forman Corporation's Form 8-K filed on December 12, 2012 (File No. 002-26821). |
| 4.15 | Officer's Certificate dated June 29, 2015, pursuant to Sections 1.02, 2.02, 3.01 and 3.03 of the Indenture dated as of April 2, 2007, as supplemented by the First Supplemental Indenture dated as of December 13, 2010, and the Second Supplemental Indenture dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, setting forth the terms of the 4.500% Notes due 2045, incorporated into this report by reference to Exhibit 4.4 of Brown-Forman Corporation's Form 8-K filed on June 29, 2015 (File No. 002-26821). |
| 4.16 | Officers' Certificate dated July 7, 2016, pursuant to Sections 1.01, 2.02, 3.01, and 3.03 of the Indenture dated as of April 2, 2007, as supplemented by the First Supplemental Indenture dated as of December 13, 2010, and the Second Supplemental Indenture dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, setting forth the terms of the 1.200% Notes due 2026 and the 2.600% Notes due 2028, incorporated into this report by reference to Exhibit 4.4 of Brown-Forman Corporation's Form 8-K filed on July 8, 2016 (File No. 002-26821). |
| 4.17 | Officers' Certificate dated March 26, 2018, pursuant to Sections 1.02, 2.02, 3.01, and 3.03 of the Indenture dated April 2, 2007, as supplemented by the First Supplemental Indenture dated as of December 13, 2010, and the Second Supplemental Indenture dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, setting forth the terms of the 3.500% Note due 2025 and the 4.000% Note due 2038, incorporated into this report by reference to Exhibit 4.4 of Brown-Forman Corporation's Form 8-K filed on March 26, 2018 (File No. 001-00123). |
| 4.18 | Officers' Certificate, dated March 23, 2023, pursuant to Sections 1.01, 2.02, 3.01, and 3.03 of the Indenture dated April 2, 2007, as supplemented by the First Supplemental Indenture, dated as of December 13, 2010, and the Second Supplemental Indenture, dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as Trustee, setting forth the terms of the 4.750% Notes due 2033, incorporated into this report by reference to Exhibit 4.4 of Brown-Forman Corporation's Form 8-K filed on March 23, 2023 (File No. 001-00123). |
| 10.1 | Brown-Forman Corporation Nonqualified Savings Plan, incorporated into this report by reference to Exhibit 4.1 of Brown-Forman Corporation's Form S-8 Registration Statement filed on September 24, 2010 (File No. 333-169564).* |
| 10.2 | Brown-Forman Corporation Amended and Restated Supplemental Executive Retirement Plan and First Amendment thereto, incorporated into this report by reference to Exhibit 10(a) of Brown-Forman Corporation's Form 10-K for the year ended April 30, 2010, filed on June 25, 2010 (File No. 002-26821).* |

**Exhibit Index**

| | |
|---|---|
| 10.3 | Second Amendment to the Brown-Forman Corporation Amended and Restated Supplemental Executive Retirement Plan, incorporated into this report by reference to Exhibit 10(a) of Brown-Forman Corporation's Form 10-Q for the quarter ended January 31, 2011, filed on March 9, 2011 (File No. 002-26821).* |
| 10.4 | Brown-Forman Corporation Amended and Restated Non-Employee Director Deferred Stock Unit Program, incorporated into this report by reference to Exhibit 10.2 of Brown-Forman Corporation's Form 8-K filed on July 26, 2013 (File No. 002-26821).* |
| 10.5 | Brown-Forman Corporation 2013 Omnibus Compensation Plan, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 8-K filed on July 26, 2013 (File No. 002-26821).* |
| 10.6 | Form of Employee Stock-Settled Stock Appreciation Right Award Agreement, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 8-K filed on August 1, 2016 (File No. 001-00123).* |
| 10.7 | Form of Performance-Based Restricted Stock Unit Award Agreement (Class A) for Fiscal 2021, 2022, and 2023 incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2020, filed on September 2, 2020. |
| 10.8 | Form of Performance-Based Restricted Stock Unit Award Agreement (Class B) for Fiscal 2021, 2022 and 2023 incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2020, filed on September 2, 2020. |
| 10.9 | First Amendment to Brown-Forman Corporation Amended and Restated Non-Employee Director Deferred Stock Unit Program, incorporated into this report by reference to Exhibit 10.23 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2022, filed on June 17, 2022 (File No. 001-00123).* |
| 10.10 | Brown-Forman 2022 Omnibus Compensation Plan, incorporated into this report by reference to Appendix B of Brown-Forman Corporation's definitive proxy statement, filed on June 24, 2022, in connection with its 2022 Annual Meeting of Stockholders (File No. 001-00123).* |
| 10.11 | Fiscal 2024 Form of Performance-Based Restricted Stock Unit Award Agreement (Class A), incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2023, filed on August 30, 2023.* |
| 10.12 | Fiscal 2024 Form of Performance-Based Restricted Stock Unit Award Agreement (Class B), incorporated into this report by reference to Exhibit 10.2 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2023, filed on August 30, 2023.* |
| 10.13 | Fiscal 2024 Form of Employee Stock-Settled Stock Appreciation Right Award Agreement, incorporated into this report by reference to Exhibit 10.3 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2023, filed on August 30, 2023.* |
| 10.14 | Securities and Asset Purchase Agreement among Brown-Forman Corporation, and Destillers United Group S.L., and Destilerias Unidas Corp., dated as of October 6, 2022, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 10-Q for the quarter ended October 31, 2022, filed on December 7, 2022 (File No. 001-00123). |
| 10.15 | Amendment No. 1 to Securities and Asset Purchase Agreement, dated as of January 4, 2023, by and among Brown-Forman Corporation, Destillers United Group S.L., and Destilerias Unidas Corp, incorporated into this report by reference to Exhibit 10.3 of Brown-Forman Corporation's Form 8-K filed on January 5, 2023 (File No. 001-00123). |
| 10.16 | Second Amended and Restated Five-Year Credit Agreement, dated as of May 26, 2023, among Brown-Forman Corporation, any borrowing subsidiaries as may become a party thereto, certain lenders party thereto, and U.S. Bank National Association, as Administrative Agent, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 8-K filed on May 30, 2023 (File No. 001-00123). |
| 10.17 | Services Agreement, dated May 6, 2024, by and between Brown-Forman Corporation and Thomas W. Hinrichs, incorporated into this report by reference to Exhibit 10.1 of Brown Forman Corporation's Form 8-K filed on May 8, 2024 (File No. 001-00123)* |
| 10.18 | Fiscal 2025 Form of Performance-Based Restricted Stock Unit Award Agreement, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2024, filed on August 29, 2024 (File No. 001-00123). * |
| 10.19 | Fiscal 2025 Form of Employee Stock-Settled Stock Appreciation Right Award Agreement, incorporated into this report by reference to Exhibit 10.2 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2024, filed on August 29, 2024 (File No. 001-00123). * |
| 10.20 | Agreement dated November 15, 2024, by and between Brown-Forman and Matias Bentel, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 10-Q for the quarter ended January 31, 2025, filed on March 5, 2025 (File No. 001-00123). * |
| 19 | Brown-Forman Corporation Insider Trading policy, incorporated into this report by reference to Exhibit 19 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2024, filed on June 14, 2024 (File No. 001-00123). |

**Exhibit Index**

| | |
|---|---|
| 97 | Brown-Forman Corporation's Policy on Recoupment of Incentive Compensation, applicable to executive officers, effective as of October 2, 2023, incorporated into this report by reference to Exhibit 97 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2024, filed on June 14, 2024 (File No. 001-00123). |

* *Indicates management contract, compensatory plan, or arrangement.*

**Item 16. *Form 10-K Summary***

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BROWN-FORMAN CORPORATION
(Registrant)

/s/ Lawson E. Whiting

By:    Lawson E. Whiting
President and Chief Executive Officer


Date: June 13, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on June 13, 2025, as indicated.

| Signature | Title |
|---|---|
| /s/ Campbell P. Brown | Director, Chair of the Board |
| Campbell P. Brown | |
| /s/ Lawson E. Whiting | Director, President and Chief Executive Officer of the Company |
| Lawson E. Whiting | (Principal Executive Officer) |
| /s/ Elizabeth M. Brown | Director |
| Elizabeth M. Brown | |
| /s/ Mark A. Clouse | Director |
| Mark A. Clouse | |
| /s/ Marshall B. Farrer | Director |
| Marshall B. Farrer | |
| /s/ W. Austin Musselman, Jr. | Director |
| W. Austin Musselman, Jr. | |
| /s/ Michael J. Roney | Director |
| Michael J. Roney | |
| /s/ Jan E. Singer | Director |
| Jan E. Singer | |
| /s/ Tracy L. Skeans | Director |
| Tracy L. Skeans | |

| Signature | Title |
|---|---|
| /s/ Elizabeth A. Smith | Director |
| Elizabeth A. Smith | |
| | |
| /s/ Michael A. Todman | Director |
| Michael A. Todman | |
| | |
| /s/ Leanne D. Cunningham | Executive Vice President and Chief Financial Officer |
| Leanne D. Cunningham | (Principal Financial Officer) |
| | |
| /s/ Angela S. Enyard | Senior Vice President and Chief Accounting Officer |
| Angela S. Enyard | (Principal Accounting Officer) |

**Brown-Forman Corporation and Subsidiaries**
**Schedule II – Valuation and Qualifying Accounts**
**For the Years Ended April 30, 2023, 2024, and 2025**
**(Expressed in millions)**

| Col. A | Col. B | Col. C(1) | Col. C(2) | Col. D | Col. E |
|---|---|---|---|---|---|
| Description | Balance at Beginning of Period | Additions Charged to Costs and Expenses | Additions Charged to Other Accounts | Deductions | Balance at End of Period |
| **2023** | | | | | |
| Allowance for doubtful accounts | $ 13 | $ — | $ — | $ 6 [1] | $ 7 |
| Deferred tax valuation allowance | $ 27 | $ 4 | $ — | $ 17 | $ 14 |
| **2024** | | | | | |
| Allowance for doubtful accounts | $ 7 | $ 1 | $ — | $ — | $ 8 |
| Deferred tax valuation allowance | $ 14 | $ 2 | $ 2 | $ 2 | $ 16 |
| **2025** | | | | | |
| Allowance for doubtful accounts | $ 8 | $ 2 | $ — | $ 3 [1] | $ 7 |
| Deferred tax valuation allowance | $ 16 | $ 7 | $ 14 | $ 2 | $ 35 |

[1] Doubtful accounts written off, net of recoveries.

Exhibit 21

**SUBSIDIARIES OF BROWN-FORMAN CORPORATION**
**As of April 30, 2025**

| Name | State or Jurisdiction Of Incorporation |
| --- | --- |
| Amercain Investments, C.V. | Netherlands |
| AMG Trading, L.L.C. | Delaware |
| The BenRiach Distillery Company Limited | Scotland |
| Brown-Forman Australia Pty. Ltd. | Australia |
| Brown-Forman Beverages Europe, Ltd. | United Kingdom |
| Brown-Forman Beverages Worldwide, Comercio de Bebidas Ltda. | Brazil |
| Brown-Forman Czechia, s.r.o. | Czech Republic |
| Brown-Forman Deutschland GmbH | Germany |
| Brown-Forman France | France |
| Brown-Forman Holding Mexico S.A. de C.V. | Mexico |
| Brown-Forman Hungary 1 Kft. | Hungary |
| Brown-Forman Korea Ltd. | Korea |
| Brown-Forman Netherlands, B.V. | Netherlands |
| Brown-Forman Polska Sp. z o.o. | Poland |
| Brown-Forman Scotland Limited | Scotland |
| Brown-Forman Spain, S.L. | Spain |
| Brown-Forman Spirits (Shanghai) Co., Ltd. | China |
| Brown-Forman Spirits Trading, L.L.C. | Turkey |
| Brown-Forman Tequila Mexico, S. de R.L. de C.V. | Mexico |
| Diplomatico Branding Unipessoal, Lda. | Portugal |
| International Rum & Spirits Distributors Unipessoal, S.A. | Portugal |
| Jack Daniel Distillery, Lem Motlow, Prop., Inc. | Tennessee |
| Limited Liability Company Brown-Forman Ukraine | Ukraine |
| Valle de Amatitan, S.A. de C.V. | Mexico |

The names of certain subsidiaries are omitted from the above listing because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" under Rule 1-02(w) of Regulation S-K.

Exhibit 23

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-253992) pertaining to the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees and the Brown-Forman Corporation Savings Plan,
(2) Registration Statement (Form S-8 No. 333-169564) pertaining to the Brown-Forman Corporation Nonqualified Savings Plan,
(3) Registration Statement (Form S-8 No. 333-190122) pertaining to Brown-Forman Corporation 2013 Omnibus Compensation Plan and 2022 Omnibus Compensation Plan, and
(4) Registration Statement (Form S-3 No. 333-270365) of Brown-Forman Corporation;

of our reports dated June 13, 2025, with respect to the consolidated financial statements and financial statement schedule of Brown-Forman Corporation and Subsidiaries and the effectiveness of internal control over financial reporting of Brown-Forman Corporation and Subsidiaries included in this Annual Report (Form 10-K) of Brown-Forman Corporation for the year ended April 30, 2025.

/s/ Ernst & Young LLP

Louisville, Kentucky
June 13, 2025

Exhibit 31.1

**CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002**

I, Lawson E. Whiting, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brown-Forman Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: June 13, 2025

By: /s/ Lawson E. Whiting
Lawson E. Whiting
President and Chief Executive Officer

Exhibit 31.2

**CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002**

I, Leanne D. Cunningham, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brown-Forman Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: June 13, 2025

By: /s/ Leanne D. Cunningham
Leanne D. Cunningham
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Brown-Forman Corporation ("the Company") on Form 10-K for the period ended April 30, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in the capacity as an officer of the Company, that:

(1)     The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:     June 13, 2025

By:     /s/ Lawson E. Whiting

Lawson E. Whiting
President and Chief Executive Officer


By:     /s/ Leanne D. Cunningham

Leanne D. Cunningham
Executive Vice President and Chief
    Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certificate is being furnished solely for purposes of Section 906 and is not being filed as part of the Report.

# Corporate **Information**

**Corporate Headquarters**
850 Dixie Highway / Louisville, Kentucky 40210 / (502) 585-1100
brown-forman.com / brown-forman@b-f.com

**Listed**
New York Stock Exchange—BFA/BFB

**Stockholders**
As of April 30, 2025, there were 2,230 holders of record of Class A Common Stock and 4,142 holders of record of Class B Common Stock. Stockholders reside in 50 states and in 13 foreign countries.

**Registrar, Transfer Agent, and Dividend Disbursing Agent**
Computershare
web.queries@computershare.com
(866) 622-1917 (U.S., Canada, Puerto Rico)
(781) 575-4735 (International)
Correspondence: P.O. Box 43006 / Providence, RI 02940-3006
Overnight Correspondence:
150 Royall St Suite 101, Canton, MA 02021

**Employees**
As of April 30, 2025, Brown-Forman employed approximately 5,000 employees, excluding those employed on a part-time or temporary basis. Brown-Forman Corporation is committed to equality of opportunity in all aspects of employment. It has been, and will continue to be, the policy of Brown-Forman to provide full and equal employment opportunities to all employees and potential employees without regard to race, color, religion, national or ethnic origin, veteran status, age, gender, gender identity or expression, sexual orientation, genetic information, physical or mental disability, or any other legally protected status. It is also the policy of Brown-Forman to take affirmative action to employ and to advance in employment all persons regardless of race, color, religion, national or ethnic origin, veteran status, age, gender, gender identity or expression, sexual orientation, genetic information, physical or mental disability, or any other legally protected status, and to base all employment decisions only on valid job requirements. This policy applies to all terms, conditions, and privileges of employment, such as those pertaining to selection, training, transfer, promotion, compensation, and educational assistance programs.

**Form 10-K**
Our 2025 Form 10-K is included with this 2025 Integrated Annual Report in its entirety, except for exhibits. Interested stockholders may obtain without charge a copy of our 2025 Form 10-K, or a copy of any exhibit, upon written request to: Investor Relations, Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210. The 2025 Form 10-K can also be downloaded from the company's website at brown-forman.com. Click on the "Investors" section of the website and then on Financial Reports & Filings to view the 2025 Form 10-K and other important documents.

**Forward-Looking Statements**
The 2025 Integrated Annual Report and the embedded electronic content referenced herein contain "forward-looking statements" as defined under U.S. federal securities laws. By their nature, forward-looking statements involve risks, uncertainties, and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For a description of these risks and uncertainties, please see "Forward-Looking Statement Information," which precedes Part I, Item 1, Business, as well as Item 1A, Risk Factors, of the 2025 Form 10-K included with this 2025 Integrated Annual Report.

**Use of Non-GAAP Financial Information**
Certain matters discussed in this 2025 Integrated Annual Report include measures not derived in accordance with generally accepted accounting principles ("GAAP"), including "return on average invested capital" and organic changes in income statement line items. Reconciliations of these measures to the most closely comparable GAAP measures, and reasons for the company's use of these measures, are presented in Part II, Item 7, around "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures" of the Form 10-K included with this 2025 Integrated Annual Report.

**Independent Registered Public Accounting Firm**
Ernst & Young LLP

**Stock Performance Graph**
This graph compares the cumulative total shareholder return of our Class B Common Stock against the total return of the Standard & Poor's (S&P) 500 Index and the S&P 500 Consumer Staples Index. The graph assumes $100 was invested on April 30, 2020, and that all dividends were reinvested. The cumulative returns shown on the graph represent the value that these investments would have had on April 30 in the years since 2020.

**Indexed Total Shareholder Return**
as of April 30, 2025, dividends reinvested



|  | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|
| Brown-Forman Corporation | $100 | $124 | $112 | $109 | $ 82 | **$ 61** |
| S&P 500 Index | $100 | $146 | $146 | $150 | $184 | **$207** |
| S&P 500 Consumer Staples Index | $100 | $123 | $143 | $146 | $150 | **$172** |

**Environmental Stewardship**
As a responsible corporate citizen, Brown-Forman is committed to environmental sustainability. Our efforts focus primarily on climate action, water stewardship, circular economy, and supply chain. This 2025 Integrated Annual Report is printed on FSC®-certified paper.




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BROWN-FORMAN

850 Dixie Highway
Louisville, Kentucky 40210
brown-forman.com